

MEN'S WEARHOUSE®

2011 Annual Report


MEN'S WEARHOUSE IS STYLE
INSPIRED BY MODERN LIFE—
And business
built on a guarantee.

LETTER TO OUR STAKEHOLDERS

Filled with significant events and record-breaking results, 2011 was one of the single-most successful years in our company's nearly four-decade history.

Every single success outlined in this letter stems from the energy, effort and commitment of Men's Wearhouse employees. Together, we have fashioned market-leading businesses serving the United States, Canada and the United Kingdom.

Company-wide, total sales for 2011 were $2.4 billion, an increase of 13 percent over 2010, and net earnings increased 78 percent over last year, marking the largest growth rate in the company's history.


DOUG EWERT

CONTINUING TO BUILD BRAND STRENGTH

MEN'S WEARHOUSE / MEN'S WEARHOUSE & TUX

Men's Wearhouse's sales grew to $1.5 billion, a 9 percent increase over the previous year. Average store volumes neared an all-time high. Omni channel promotional campaigns successfully drove customers to our stores, and in-store, online and e-mail elements compounded our messaging's impact. Enabling store personnel visibility and direct procurement of central inventory levels enhance convenience for customers and improvement of our in-stock rates store-by-store.

K&G FASHION SUPERSTORE

Value-oriented K&G Fashion Superstore achieved $375 million in annual sales for fiscal 2011, representing a 4 percent year-on-year increase.



UNPRECEDENTED

2011 saw the breaking and making of sales and performance records across our retail brands.

RECORD SALES:

$2.4 BILLION

RECORD NET EARNINGS GROWTH:

78% INCREASE *Year-on-Year*

RECORD SUITS SOLD:

3,000,000

RECORD TUXEDOS RENTED:

3,000,000

RECORD BIG & TALL SALES:

$350 MILLION

RECORD CANADIAN SALES:

$268 MILLION *By Moores*

RECORD MW CLEANERS SALES:

$25 MILLION

MOORES CLOTHING FOR MEN

One of Canada's leading men's specialty retailers realized a strong year with $268 million in annual sales, an 8 percent increase over 2010.

MW CLEANERS

MW Cleaners achieved its most successful year to date, earning $25 million in sales, a 5 percent increase over 2010. Enhancements to and focus on customer convenience and other productivity initiatives further differentiated MW Cleaners from Houston, Texas based competitors.

TWIN HILL / DIMENSIONS / ALEXANDRA

Men's Wearhouse's global corporate apparel and workwear group includes Twin Hill in the United States and Dimensions and Alexandra in the United Kingdom. Twin Hill saw an 18 percent increase in sales over 2010, reaching $25 million.

Men's Wearhouse continues to integrate Dimensions and Alexandra, eliminating office and distribution redundancies. Dimensions remains the United Kingdom's largest uniform provider and clothes 5 million in corporate workwear every single day. In 2011, the UK-based operations achieved $218 million in sales.

WE'VE NARROWED THE FIT

AND WIDENED THE APPEAL.



DESIGNING FOR THE TIME

Men's Wearhouse modern fit styles feature jackets that are tapered at the waist, arms and lapels and pants that are narrowed through the legs. Even the ties get in on the action, measuring ½" - ¾" narrower than in previous years.

New in-store mannequins wear the contemporary styles well, and the style evolution will be supported through television and radio advertising and direct e-mail marketing.

Modern fit sales reached $300 million in 2011 and will continue to be a powerful driver, directly appealing to a younger market segment by offering a more flattering fit and look.

THINKING BIGGER

Our commitment to speaking directly to big and tall customers through radio, television and targeted e-mail campaigns will continue to drive traffic to our doors and to our site. Already, half of all menswearhouse.com web sales can be attributed to our big and tall customers.

MORNING THROUGH EVENING,

WE CLOTHE MEN—ALL MEN—IN CONFIDENCE.





FITTING THE CONCEPT TO THE COMMUNITY

Sixty-two percent of people in the continental United States live within easy driving distance —10 miles or less—of one of 950 Men's Wearhouse and Men's Wearhouse & Tux stores.

In 2011, included in our 25 new store openings were smaller store formats. Our overall tuxedo rental business is now of the size that we can profitably operate in smaller markets than we could without tuxedo rentals, in locations such as Billings, Montana; Rapid City, South Dakota; Idaho Falls, Idaho and Cheyenne, Wyoming.

Smaller format Men's Wearhouse stores range from 3,000 to 4,500 square feet and $1.0 to $1.5 million in annual sales. By adapting our retail presence to the market, we anticipate growing our number of full-line locations from just over 600 to approximately 750 in the years to come.



LUX-ING THE TUX

In 2011, Men's Wearhouse and Vera Wang announced a partnership to launch Black by Vera Wang, a collection of modern, sophisticated rental tuxedos available in standard, slim and big and tall fits. The collection includes contemporary tuxedos in black and gray styled with a contemporary fit, including a slightly shorter coat length, narrow lapels and flat-front pants. Ultra-lightweight in fabrication, the tuxedos offer superior drape and a luxe feel. The collection will launch exclusively in all Men's Wearhouse and Moores Clothing for Men stores in 2012.

At Men's Wearhouse, we have updated our online presence with a new look and feel. Through our "Build a Tux" feature, customers can choose a model and select from custom tux options, pre-styled looks and a color coordinator that matches menswear to David's Bridal color swatches.

Men's Wearhouse increased comparable store tuxedo rentals by 5 percent in 2011 on top of an 11 percent increase in 2010.

OUR CUSTOMERS DESERVE SERVICE BOTH WHERE AND HOW THEY LIVE.


MEN'S WEARHOUSE
FIND A STORE
BROWSE BY OCCASION
BUILD A TUX
GET INSPIRED
HOW TO RENT
Get Your Guy Looking Great for Your Big Day.
Wedding
Prom
Quinceañera
Special Events
GET STARTED
BUILD A TUX
COLOR COORDINATOR
RENTING IS SIMPLE

BUILDING A STRONGER DIGITAL PLATFORM

The modern customer is mobile. The contemporary company must be connected to his lifestyle. Men's Wearhouse is actively strengthening our online presence to deepen our relationships with our customers and ease their purchasing process.

Men's Wearhouse's online initiatives don't stop with "Build a Tux." No time for tailoring? Online tailoring allows customers to input their inseam and order hemming online. Coordinating a wedding party? In 2012, customers will be able to book an appointment online or use our mobile phone app to manage their groups. Additional menswearhouse.com improvements already in progress will be implemented throughout the coming year.

Targeted e-mail campaigns drive traffic to our site and to our stores. December offers addressing our Perfect Fit rewards program members resulted in an 85 percent redemption rate in-store. We will implement comparable campaigns targeted to big and tall customers as well as a texting campaign targeted to K&G customers in the coming year.

We are integrating technology into the store experience as well. Wireless in the stores will facilitate customer transactions from tuxedo rentals to alterations conducted on iPads. We will phase out paper tickets and clunky binders, streamlining our operations and building in accuracy checks and balances.

SO THAT'S PRECISELY WHAT WE DO.



BEHIND THE SCENES, INTO THE FUTURE

Behind the stores, behind the brands, bolstering each success was the work of our special teams. In 2011, our marketing, store construction, training and events specialists achieved notable results:

MARKETING: Managed three promotional businesses across a diverse mix of channels (in-store, television, radio, magazine, out-of-home, online, e-mail, direct mail, text) and developed messaging that delivered strong results.

STORE CONSTRUCTION: Built 25 new stores, expanded 18, relocated 11, closed 51, remodeled 87 and installed more than 600 televisions.

TRAINING: Completely redesigned the management training program, resulting in new curriculum taught through Managers' University.

EVENTS: Successfully coordinated and hosted 55 employee black-tie holiday parties and countless team building programs.

In last year's report, George Zimmer, Executive Chairman, spoke to continuity and change. This year's myriad successes are the result of both. I am proud to lead the Men's Wearhouse team at such an exciting time, and I am gratified for your continued support. We will continue to work to address the needs of our stakeholders and, in so doing, maximize our value to you, our shareholders.

DOUG EWERT
President & Chief Executive Officer

A MOMENTOUS YEAR

YOU CAN SEE A COMPANY REFLECTED IN ITS WORKFORCE.

We had record year-on-year earnings growth at the same time we smoothly completed our CEO transition.

After 38 years as CEO, this allowed me to step into the Executive Chairman's role, leaving MW in the extraordinary hands of my protégé, Doug Ewert.

FORTUNE 100 BEST COMPANIES TO WORK FOR 2011


GEORGE ZIMMER

Leaving the day-to-day operation of MW in Doug's hands, along with his seasoned executive team, guarantees MW will be managed with the skill and care our shareholders deserve and that I am comfortable with. What I find most personally gratifying is that this group will continue to focus on all of our stakeholder groups, most notably our employees.

In 2011, we were once again voted a "Fortune 100 Best Company to Work For," reflecting how our employees feel about their jobs and MW. Delivering 42,000 slices of pizza to our stores on a busy tuxedo rental day is a nice symbol of how our executives recognize the group that really maximizes shareholder value. Through our annual "Suit Drive," we donated 144,000 gently used suits to men getting back into the workforce, acknowledging our commitment to the communities we work in.

We understand that our deep relationship with all of our stakeholders, especially our skilled, well-trained group of employees, is what will continue to provide you, our shareholders, with lasting value. I am proud and excited to be able to continue to work with Doug to maintain our success. I have never been more optimistic about our future.

I guarantee it!

GEORGE ZIMMER
Executive Chairman of the Board

Ours is a powerful force indeed.

FORM 10K

2011 Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 28, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 1-16097

THE MEN'S WEARHOUSE, INC.

(Exact Name of Registrant as Specified in its Charter)

Texas	**74-1790172**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification Number)*
6380 Rogerdale Road Houston, Texas	**77072-1624**
(Address of Principal Executive Offices)	*(Zip Code)*

(281) 776-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒. No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐. No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒. No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒. No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐. No ☒.

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price of shares of common stock on the New York Stock Exchange on July 30, 2011, was approximately $1,573.0 million.

The number of shares of common stock of the registrant outstanding on March 20, 2012 was 50,612,895 excluding 21,316,347 shares classified as Treasury Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Incorporated as to
Notice and Proxy Statement for the Annual Meeting of Shareholders scheduled to be held June 13, 2012.	Part III: Items 10,11,12, 13 and 14

FORM 10-K REPORT INDEX

Forward-Looking and Cautionary Statements

Certain statements made in this Annual Report on Form 10-K and in other public filings and press releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainty. These forward-looking statements may include, but are not limited to, references to future capital expenditures, acquisitions, sales, earnings, margins, costs, number and costs of store openings, demand for clothing, market trends in the retail and corporate apparel clothing business, currency fluctuations, inflation and various economic and business trends. Forward-looking statements may be made by management orally or in writing, including, but not limited to, Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K and other sections of our filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Securities Act of 1933.

Forward-looking statements are not guarantees of future performance and a variety of factors could cause actual results to differ materially from the anticipated or expected results expressed in or suggested by these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: actions by governmental entities; domestic and international economic activity and inflation; success, or lack thereof, in executing our internal operating plans and new store and new market expansion plans, including successful integration of acquisitions; performance issues with key suppliers; disruption in buying trends due to homeland security concerns; severe weather; foreign currency fluctuations; government export and import policies; aggressive advertising or marketing activities of competitors; and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations. Refer to "Risk Factors" contained in Part I of this Annual Report on Form 10-K for a more complete discussion of these and other factors that might affect our performance and financial results. These forward-looking statements are intended to convey the Company's expectations about the future, and speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. *BUSINESS*

General

The Men's Wearhouse began operations in 1973 as a partnership and was incorporated as The Men's Wearhouse, Inc. (the "Company") under the laws of Texas in May 1974. Our principal corporate and executive offices are located at 6380 Rogerdale Road, Houston, Texas 77072-1624 (telephone number 281/776-7000) and at 40650 Encyclopedia Circle, Fremont, California 94538-2453 (telephone number 510/657-9821), respectively. Unless the context otherwise requires, "Company", "we", "us" and "our" refer to The Men's Wearhouse, Inc. and its subsidiaries.

The Company

We are one of the largest specialty retailers of men's suits and the largest provider of tuxedo rental product in the United States ("U.S.") and Canada. At January 28, 2012, we operated 1,166 retail stores, with 1,049 stores in the United States and 117 stores in Canada. Our U.S. retail stores are operated under the brand names of Men's Wearhouse (607 stores), Men's Wearhouse and Tux (343 stores) and K&G (99 stores) in 49 states and the District of Columbia. Our Canadian stores are operated under the brand name of Moores Clothing for Men in ten provinces. We also conduct retail dry cleaning and laundry operations through MW Cleaners in the Houston, Texas area.

On August 6, 2010, we acquired Dimensions Clothing Limited ("Dimensions") and certain assets of Alexandra plc ("Alexandra"), two leading providers of corporate clothing uniforms and workwear in the United Kingdom ("UK"), to complement our corporate apparel operations conducted by Twin Hill in the United States. The acquired businesses are organized under a UK-based holding company, of which the Company controls 86% and certain previous shareholders of Dimensions control 14%. The Company has the right to acquire the remaining outstanding shares of the UK-based holding company after fiscal 2013 on terms set forth in the Investment, Shareholders' and Stock Purchase Agreement. The acquisition-date cash consideration transferred for the Dimensions and Alexandra acquisitions was US$97.8 million (£61 million) and was funded through our cash on hand. During fiscal 2011, we completed the integration of the Dimensions and Alexandra operations by consolidating the distribution facilities into one primary location and centralizing the sourcing, technology and accounting functions.

During fiscal years 2011, 2010 and 2009, we generated total net sales of $2,382.7 million, $2,102.7 million and $1,909.6 million, respectively, and net earnings attributable to common shareholders of $120.6 million, $67.7 million and $46.2 million, respectively.

Business Segments

As a result of our acquisitions of Dimensions and Alexandra in the third quarter of fiscal 2010, we revised our segment reporting to reflect two reportable segments, retail and corporate apparel, based on the way we manage, evaluate and internally report our business activities. Prior to these acquisitions our corporate apparel business did not have a significant effect on the revenues or expenses of the Company and we reported our business as one operating segment.

The following table presents our net sales and operating income by reportable segment for the last three fiscal years (in thousands):

	Fiscal Year		
	2011	2010	2009
Net sales:			
Retail	$2,139,193	$1,976,366	$1,896,102
Corporate apparel	243,491	126,298	13,473
Total net sales	$2,382,684	$2,102,664	$1,909,575
Operating income (loss):			
Retail	$ 189,995	$ 108,392	$ 73,670
Corporate apparel	(4,563)	(6,721)	(4,294)
Operating income	$ 185,432	$ 101,671	$ 69,376

Additional segment information, together with certain geographical information, is included in Note 14 of Notes to Consolidated Financial Statements contained herein.

Retail

In our retail segment, we offer our products and services through our four retail merchandising brands — The Men's Wearhouse, Men's Wearhouse and Tux, K&G and Moores Clothing for Men — and on the internet at www.menswearhouse.com and www.kgstores.com. Our stores are located throughout the United States and Canada and carry a wide selection of brand name and private label merchandise. Our retail segment accounted for approximately 89.8%, 94.0% and 99.3% of our total net sales in fiscal 2011, 2010 and 2009, respectively. MW Cleaners, a retail dry cleaning and laundry operation in the Houston, Texas area, is also aggregated in the retail segment as these operations have not had a significant effect on the revenues or expenses of the Company.

Below is a summary of store statistics with respect to our retail apparel stores during each of the respective fiscal years, followed by a brief description of each brand.

	For the Year Ended		
	January 28, 2012	January 29, 2011	January 30, 2010
Stores open at beginning of period:	1,192	1,259	1,294
Opened	25	10	6
Closed	(51)	(77)	(41)
Stores open at end of period	1,166	1,192	1,259
Stores open at end of period:			
Men's Wearhouse	607	585	581
Men's Wearhouse and Tux	343	388	454
K&G	99	102	107
Moores	117	117	117
Total	1,166	1,192	1,259

At January 28, 2012 we also operated 35 retail dry cleaning and laundry facilities in the Houston, Texas area.

Men's Wearhouse/Men's Wearhouse and Tux

Under the Men's Wearhouse brand, we primarily target the male consumer for his "wear-to-work" business needs by providing a superior level of customer service and offering quality merchandise, including a broad selection of branded and private label merchandise in a wide variety of styles and sizes, at regular and sale prices we believe are competitive with specialty and traditional department stores. We also offer a significant selection of "Big and Tall" product and "Modern Fit", a selection of slimmer fitting clothing that we believe is reflective of a recent fashion shift in men's apparel. Our merchandise includes suits, suit separates, sport coats, slacks, formalwear, business casual, sportswear, outerwear, dress shirts, shoes and accessories. Men's attire is characterized by infrequent and more predictable fashion changes. Therefore, we believe we are not as exposed to trends typical of more fashion-forward apparel retailers where significant markdowns to move out-of-style merchandise are more common. However, our concentration in "wear-to-work" business attire is impacted by macroeconomic trends, particularly employment levels.

At January 28, 2012, we operated 607 Men's Wearhouse apparel stores in 49 states and the District of Columbia. These stores are referred to as "Men's Wearhouse stores" or "traditional stores" and also offer a full selection of tuxedo rental product. We believe our tuxedo rental program broadens our customer base by drawing first-time and younger customers into our stores. Accordingly, we offer an expanded merchandise assortment including dress and casual apparel targeted towards the younger customer.

Men's Wearhouse stores vary in size from approximately 3,000 to 9,700 total square feet (average square footage at January 28, 2012 was 5,705 square feet with 86% of stores having between 4,000 and 7,000 square feet). Men's Wearhouse stores are primarily located in regional strip and specialty retail shopping centers. In fiscal 2011, we opened 25 new Men's Wearhouse stores and closed three stores.

At January 28, 2012, we also operated another 343 stores in 37 states branded as Men's Wearhouse and Tux that offer a full selection of tuxedo rental product and a limited selection of retail merchandise, including dress and casual apparel targeted towards a younger customer. These stores, referred to as "rental stores", are smaller than our traditional stores and are located primarily in regional malls and lifestyle centers. These rental stores vary in size from approximately 600 to 3,700 total square feet (average square footage at January 28, 2012 was 1,384 square feet with 85% of stores having between 1,000 and 3,000 square feet). In fiscal 2011, we closed 45 Men's Wearhouse and Tux stores as we continued to experience a consumer driven shifting of rental revenues from the rental stores to our Men's Wearhouse stores located in close proximity (one mile or less).

Our Men's Wearhouse and Men's Wearhouse and Tux stores accounted for 68.8% of our total retail segment net sales in fiscal 2011, 68.1% in fiscal 2010, and 67.6% in fiscal 2009.

K&G

Under the K&G brand, we target the more price sensitive customer. At January 28, 2012, we operated 99 K&G stores in 28 states, 91 of which also offer ladies' career apparel, sportswear and accessories, including shoes and children's apparel.

We believe that K&G's more value-oriented superstore approach appeals to certain customers in the apparel market. K&G offers first-quality, current-season apparel and accessories comparable in quality to that of traditional department stores, at everyday low prices we believe are typically up to 70% below the regular prices charged by such stores. K&G's merchandising strategy emphasizes broad assortments across all major categories of both men's and ladies apparel, including tailored clothing, casual sportswear, dress furnishings, children's clothing, footwear and accessories. This merchandise selection, which includes brand name as well as private label merchandise, positions K&G to attract a wide range of customers in each of its markets.

K&G stores vary in size from approximately 9,600 to 42,000 total square feet (average square footage at January 28, 2012 was 23,750 square feet with 63% of stores having between 15,000 and 25,000 square feet). K&G stores are "destination" stores located primarily in second generation strip shopping centers that are easily accessible from major highways and thoroughfares. K&G has created a 20,000 to 25,000 square foot men's and ladies' superstore prototype. In fiscal 2011, we closed three K&G stores.

Our K&G stores accounted for 17.5% of our total retail segment net sales in fiscal 2011, 18.2% in fiscal 2010 and 19.5% in fiscal 2009.

Moores

Moores is one of Canada's leading specialty retailers of men's apparel, with 117 retail apparel stores in 10 Canadian provinces at January 28, 2012. Similar to the Men's Wearhouse stores, Moores stores offer a broad selection of quality merchandise, with a wide variety of styles and sizes at regular and sale prices we believe are competitive with traditional Canadian specialty and department stores. Moores focuses on basic tailored "wear-to-work" apparel that we believe limits exposure to changes in fashion trends and the need for significant markdowns. However, similar to our Men's Wearhouse stores, this concentration in "wear-to-work" business attire is impacted by macroeconomic trends, particularly employment levels. Moores' merchandise consists of suits, sport coats, slacks, business casual, sportswear, outerwear, dress shirts, shoes and accessories.

We also offer tuxedo rentals at all of our Moores stores which we believe broadens our customer base by drawing first-time and younger customers into our stores. To further accommodate these younger tuxedo rental customers, we also offer an expanded merchandise assortment including dress and casual apparel targeted towards a younger customer in our Moores stores.

Moores stores vary in size from approximately 3,600 to 15,100 total square feet (average square footage at January 28, 2012 was 6,339 square feet with 79% of stores having between 4,000 and 7,000 square feet). Moores stores are primarily located in regional strip and specialty retail shopping centers. In fiscal 2011, no Moores stores were opened or closed.

Our Moores stores accounted for 12.5% of our total retail segment net sales in fiscal 2011 and fiscal 2010 and 11.7% in fiscal 2009.

Corporate Apparel

Our corporate apparel segment provides corporate clothing uniforms and workwear to workforces with operations conducted by Twin Hill in the United States and, beginning in the third quarter of fiscal 2010, by our UK holding company operating under the Dimensions and Alexandra brands primarily in the UK. We offer our corporate apparel clothing products through multiple channels including managed corporate accounts, catalogs and on the internet at www.dimensions.co.uk, www.alexandra.co.uk and www.twinhill.com. We offer a wide variety of customer branded apparel such as shirts, blouses, trousers, skirts and suits as well as a wide range of other products from aprons to safety vests to high visibility police outerwear. With respect to our managed contracts, we generally provide complete management of our customers' corporate clothing programs from design, fabric buying and manufacture to measuring, product roll-outs and ongoing stock replacement and replenishment. The corporate apparel segment accounted for approximately 10.2%, 6.0% and 0.7% of our total net sales in fiscal 2011, 2010 and 2009, respectively.

Expansion Strategy

Our expansion strategy includes:

- opening more retail segment stores in new and existing markets,
- continuing to diversify our merchandise mix,
- expanding our e-commerce business,
- expanding our tuxedo rental business and
- identifying potential opportunities in international markets.

We believe that we can increase the number of traditional Men's Wearhouse stores in the United States from 607 at the end of fiscal 2011 to approximately 750 over the next several years, with 26 new stores planned for fiscal 2012. We also believe that we can increase the number of Moores stores in Canada from the current 117 to approximately 125 over several years, with three new stores planned for fiscal 2012. We believe these additional stores will put us in closer proximity to a larger portion of our target customer base and will generate opportunities for incremental sales of our quality merchandise selection and tuxedo rentals.

We believe that additional growth opportunities also exist through continuing the diversification of our merchandise mix. As a result of recent trends in men's apparel that favor trimmer fitting product, we are increasing our offerings in this category. We plan to feature these products in our stores and our marketing channels to target the younger customer as well as the other demographics that will be influenced by this trend. We are also continuing to expand our "big and tall" business by offering a larger selection of styles and sizes for this category in our stores.

Our future growth plans also include the integration of digital technologies to provide a sales experience that combines the advantages of our physical store with an information rich online shopping experience. We plan to continue to make investments in technologies, business processes and personnel intended to deepen our customer relationships and increase our share of their closet.

We plan to continue to pursue growth in our tuxedo rental business. We are launching a new tuxedo rental website in 2012 and will introduce two mobile phone applications for tuxedo rentals. We are also introducing an exclusive Black by Vera Wang tuxedo that we believe will have a positive influence on our rentals. We believe that our tuxedo marketing initiatives, rental offerings, online website enhancements and continued emphasis on customer service will enable us to continue to grow our tuxedo rentals in fiscal 2012.

We also plan to evaluate potential opportunities for growth in international markets.

Merchandising

Retail Segment

Our apparel stores offer a broad selection of designer, brand name and private label men's business attire, including a consistent stock of core items (such as basic suits, navy blazers and tuxedos) and a significant selection of "Big and Tall" product. Although basic styles are emphasized, each season's merchandise reflects current fabric, fit and color trends. The broad merchandise selection creates increased sales opportunities by permitting a customer to purchase substantially all of his tailored wardrobe and accessory requirements, including shoes, at our apparel stores. Within our tailored clothing, we offer an assortment of styles from a variety of manufacturers and maintain a broad selection of fabrics, colors and sizes. Based on the experience and expertise of our management, we believe that the depth of selection offered provides us with an advantage over most of our competitors.

The Company's inventory mix includes casual merchandise designed to meet demand for such products resulting from more relaxed dress codes in the workplace. This merchandise consists of tailored and non-tailored clothing (sport coats, casual slacks, knits and woven sports shirts, sweaters and casual shoes) that complements the existing product mix and provides opportunity for enhanced sales without significant inventory risk. In addition, we have expanded our merchandise assortment targeted towards a younger customer in our Men's Wearhouse, Men's Wearhouse and Tux and Moores stores with the addition of trimmer fitting tailored and non-tailored clothing.

During 2011, 2010 and 2009, 57.4%, 56.3% and 56.0%, respectively, of our total retail men's net clothing product sales were attributable to tailored clothing (suits, sport coats and slacks) and 42.6%, 43.7% and 44.0%, respectively, were attributable to casual attire, sportswear, shoes, shirts, ties, outerwear and other clothing product sales.

We do not purchase significant quantities of merchandise overruns or close-outs. We provide recognizable quality merchandise at prices that assist the customer in identifying the value available at our apparel stores. We believe that the merchandise at Men's Wearhouse and Moores stores, before consideration of promotional discounts, is generally offered at attractive price points that are competitive with traditional department stores and that merchandise at K&G stores is generally up to 70% below regular retail prices charged by such stores.

Beginning in fiscal 2009, we made a strategic change to our promotional cadence by utilizing a variety of pricing techniques such as "buy one get one free" and "buy one get one for $100" versus our past practice of everyday low prices with two annual clearance events. Our promotional pricing strategy is designed to encourage multiple unit sales, and it allows us to offer our customers excellent value while still maintaining adequate margins and remaining competitive in the current economic environment.

Corporate Apparel Segment

In our corporate apparel operations, we work with our customers, who are generally businesses and organizations in both the public and private sector, to create custom apparel programs designed to support and enhance their respective brands. Our comprehensive apparel collections, including basic apparel categories such as shirts, blouses, skirts and suits as well as a wide range of other products from aprons to safety vests and high visibility police outerwear, feature designs with sizes and fits that meet the performance needs of our customers' employees and utilize the latest technology in long-wearing fabrications. Career wear, casual wear and workwear make up an increasingly significant portion of the product mix as service industry customers continue to grow.

Under our managed contracts, our customers receive a full range of services including design, measuring and sizing, employee database management and replenishment forecasting, supply chain management and distribution and logistics of finished products. Customers work with our in-house design and technical teams to design and develop uniforms or other corporate wear that creates strong brand identity. We utilize our management information and garment tracking system which highlights trends, identifies issues and provides benchmark data for the customer at all levels from individual wearer to enterprise-wide. This system also allows us to identify potential cost savings and develop solutions on behalf of our customers and to respond quickly to trends or other changing needs.

With respect to our UK catalog and internet operations, customers can design an off the-rack program that provides custom alterations and embroidery on any of our standard, ready-to wear clothing. We work with such customers to create a distinctive, branded program that may include the addition of a company logo or other custom trim. We will also launch a new, enhanced e-commerce website in fiscal 2012 for direct sales to customers.

Customer Service and Marketing

Retail Segment

The Men's Wearhouse and Moores sales personnel are trained as clothing consultants to provide customers with assistance and advice on their apparel needs, including product style, color coordination, fabric choice and garment fit. Consultants are encouraged to offer guidance to the customer at each stage of the decision-making process, making every effort to earn the customer's confidence and to create a professional relationship that will continue beyond the initial visit. Men's Wearhouse and Tux stores are generally smaller than our traditional stores and are staffed to facilitate the tuxedo rental and retail sales process.

K&G stores are designed to allow customers to select and purchase apparel by themselves. For example, each merchandise category is clearly marked and organized by size and suits are specifically tagged "Slim Fit," "Modern Fit," "Classic Fit," "Urban Fit," etc., as a means of further assisting customers to easily select their styles and sizes. K&G employees are also available to assist customers with merchandise selection, including correct sizing.

Each of our apparel stores provides on-site tailoring services to facilitate timely alterations at a reasonable cost to customers. Tailored clothing purchased at a Men's Wearhouse store will be pressed and re-altered (if the alterations were performed at a Men's Wearhouse store) free of charge for the life of the garment.

Because management believes that men prefer direct and easy store access, we attempt to locate our apparel stores in regional strip and specialty retail shopping centers or in freestanding buildings to enable customers to park near the entrance of the store.

The Company's advertising strategy primarily consists of television, radio, direct mail, email, online (including social networking), telemarketing and bridal shows. We consider our integrated efforts across these channels to be the most effective means of both attracting and reaching potential new customers, as well as reinforcing our positive attributes for our various brands with our existing customer base. Our total annual advertising expenditures for the retail segment were $82.0 million, $89.9 million and $81.8 million in 2011, 2010 and 2009, respectively.

The Company entered into a marketing agreement with David's Bridal, Inc., the nation's largest bridal retailer, in connection with the acquisition of 509 tuxedo rental stores in fiscal 2007. As a result, we have a preferred relationship with David's Bridal, Inc. with respect to our tuxedo rental operations. We also entered into an agreement with Vera Wang in fiscal 2011 that gives us the exclusive right to Black by Vera Wang tuxedo products for rental and sale.

We also offer our "Perfect Fit" loyalty program to our Men's Wearhouse, Men's Wearhouse and Tux and Moores customers. Under the loyalty program, customers receive points for purchases. Points are equivalent to dollars spent on a one-for-one basis, excluding any sales tax dollars. Upon reaching 500 points, customers are issued a $50 rewards certificate which they may use to make purchases at Men's Wearhouse, Men's Wearhouse and Tux or Moores stores. We believe that the loyalty program facilitates our ability to cultivate long-term relationships with our customers. All customers who register for our "Perfect Fit" loyalty program are eligible to participate and earn points for purchases. Approximately 82% of sales transactions at our Men's Wearhouse, Men's Wearhouse and Tux and Moores stores were to customers who participated in the loyalty program in fiscal 2011.

Corporate Apparel Segment

Sector characteristics tend to impact the corporate wear requirements of our individual customers. For example, retail customers typically have high staff turnover levels resulting in large replenishment volumes and significant seasonal demand, while banking customers generally have lower turnover and replenishment requirements but refresh or rebrand uniforms more frequently. The public service sector has historically consisted of fragmented regional authorities although there seems to be a move in the UK toward more consolidated sourcing units.

Sectors which tend to be strong users of third party corporate wear providers are retail, finance, utilities, hospitality and leisure. Our customer base includes companies and organizations in the retail grocery, retail, banking, distribution, travel and leisure, postal, security, healthcare and public sectors. Our managed contract customers are generally organizations with larger numbers of uniform wearing employees or those that use uniforms as a form of brand identity. We have long established relationships with many of the

UK's top employers and we currently maintain over 25 managed accounts with an average account size greater than 15,000 wearers. Our typical catalog customers are small to medium sized organizations with a relatively smaller number of employees or organizations where brand differentiation is not imperative.

During fiscal 2011, one customer accounted for 13.4% of our total corporate apparel net sales; no other customer accounted for 10% or more of our total corporate apparel net sales. Management does not believe that the loss of any customer would significantly impact us.

Under our managed contracts, we take responsibility for dressing our customers' employees and are the exclusive supplier of corporate wear to many of our customers. Because of the nature of the managed contract model, we ensure that we are fully involved in all of our customers' uniform requirements, from daily replenishment requirements to longer term rebranding plans and wider corporate wear strategy. As a result, our relationship and level of interaction with our customers is generally far deeper and more embedded than conventional customer-supplier relationships.

Managed contracts are generally awarded through a request for proposal or tender process for multi-year contracts. Our teams continually monitor market opportunities to obtain access to such contracts. Regular contact with corporate wear buyers is supplemented with mail campaigns, attendance at trade fairs and trade magazine advertisements. Generally, we provide each managed contract customer with a specific account manager who often works two or three days a week on-site at our larger customers' offices. In addition to maintaining customer requirements, the account manager is also responsible for suggesting and implementing ways of improving the customer's corporate wear process.

Our catalogs are distributed via mail and, in the U.S., by sales representatives. The catalogs offer a full range of our products and offer further branding or embellishment of any product ordered. Catalog orders can be placed via mail, fax or direct contact with our sales representatives. Our e-commerce platforms also allow online ordering via our websites and provide 24 hour functionality, with a full list of our products and their details and real-time stock information. In addition, we regularly develop dedicated websites for our corporate clients for use by their employees in ordering their company specific corporate wear.

Purchasing and Distribution

Retail Segment

We purchase merchandise and tuxedo rental product from approximately 900 vendors. In 2011, no vendor accounted for 10% or more of our purchases. Management does not believe that the loss of any vendor would significantly impact us. While we have no material long-term contracts with our vendors, we believe that we have developed an excellent relationship with our vendors that is supported by consistent purchasing practices.

We purchased approximately 25% and 33% of total U.S. and Canada clothing product purchases, respectively, in fiscal 2011 through our direct sourcing program. We have no long-term merchandise supply contracts and typically transact business on a purchase order-by-purchase order basis either directly with manufacturers and fabric mills or with trading companies. We have developed long-term and reliable relationships with over half of our direct manufacturers and fabric mills, which we believe provides stability, quality and price leverage. We also work with trading companies that support our relationships with vendors for our direct sourced merchandise and contract agent offices that provide administrative functions on our behalf. In addition, the agent offices provide all quality control inspections and ensure that our operating procedures manuals are adhered to by our suppliers.

During 2011, approximately 80% of our direct sourced merchandise was sourced in Asia (72% from China, Indonesia and India) while 10% was sourced in Mexico and 10% was sourced in Europe and other regions. All of our foreign purchases are negotiated and paid for in U.S. dollars, except purchases from Italy which are negotiated and paid for in Euros. All direct sourcing vendors are expected to adhere to our compliance program. To oversee compliance, we have a direct sourcing compliance department and we also use the services of an outside audit company to conduct frequent vendor audits.

All retail apparel merchandise for Men's Wearhouse stores is received into our distribution center located in Houston, Texas, where it is either placed in back-stock or allocated to and picked by store for shipping. In the majority of our markets, we also have separate hub facilities or space within certain Men's Wearhouse stores used as redistribution facilities for their respective areas. Approximately 35% of purchased merchandise is transported to our K&G stores from our Houston distribution center; all other merchandise is direct shipped by vendors to the stores. Most purchased merchandise for our Moores stores is distributed to the stores from our distribution center in Montreal.

Our tuxedo rental product is located in our Houston distribution center and in six additional distribution facilities located in the U.S. (five) and Canada (one). The six additional distribution facilities also receive limited quantities of retail product, primarily formalwear accessories, that is sold in our Men's Wearhouse, Men's Wearhouse and Tux and Moores stores.

All retail merchandise and new tuxedo rental product is transported from vendors to our distribution facilities via common carrier or on a dedicated fleet of long-haul vehicles operated by a third party. This dedicated fleet is also used to transport product from our Houston distribution center to the hub facilities and a fleet of leased or owned smaller vehicles is used to transport product from the hub facilities to our stores within a given geographic region.

Corporate Apparel Segment

Most corporate apparel garment production is outsourced to third-party manufacturers and fabric mills through our direct sourcing programs. We have developed long-term relationships with most of our direct manufacturers and fabric mills, which we believe provides stability, quality and reliability. We do not have any material long-term contracts with our vendors and no vendor accounted for 10% or more of our fiscal 2011 purchases. We also work with trading companies that support our relationships with our direct source vendors and with contract agent offices that provide administrative functions on our behalf. In addition, the agent offices assist with quality control inspections and ensure that our operating procedures manuals are adhered to by our suppliers.

During 2011, approximately 63% of our corporate wear product purchases was sourced in Asia (primarily China, Pakistan, Indonesia and Bangladesh) while approximately 37% was sourced from Europe and other regions. Our foreign purchases from Asia are negotiated and paid for in U.S. dollars, while our purchases from Europe and other regions are negotiated and paid for in pounds Sterling or Euros.

All corporate apparel merchandise is received into our distribution facilities located in Houston, Texas for U.S. operations and in primarily Long Eaton in the UK. Customer orders are dispatched to the customer or individual wearers employed by the customer via common carrier or pursuant to other arrangements specified by the customer.

Competition

Retail Segment

Our primary competitors include specialty men's clothing stores, traditional department stores, off-price retailers, manufacturer-owned and independently-owned outlet stores and their e-commerce channels and independently owned tuxedo rental stores. We believe that the principal competitive factors in the menswear market are merchandise assortment, quality, price, garment fit, merchandise presentation, store location and customer service, including on-site tailoring.

We believe that strong vendor relationships, our direct sourcing program and our buying volumes and patterns are the principal factors enabling us to obtain quality merchandise at attractive prices. We believe that our vendors rely on our predictable payment record and history of honoring promises. Certain of our competitors (principally department stores) may be larger and may have substantially greater financial, marketing and other resources than we have and therefore may have certain competitive advantages.

Corporate Apparel Segment

Dimensions and Alexandra are among the largest companies in the UK corporate wear market with much of the competition consisting of smaller companies that focus more on catalog business. The U.S. corporate wear market is more fragmented with several U.S. competitors being larger and having more resources than Twin Hill. We believe that the competitive factors in the corporate wear market are merchandise assortment, quality, price, customer service and delivery capabilities.

We believe that our proven capability in the provision of corporate apparel programs to businesses and organizations of all sizes alongside our catalog and internet operations position us well with our existing customers and should enable us to continue to gain new catalog accounts and managed contracts. Certain of our competitors in the U.S. are significantly larger and have substantially greater financial, marketing and other resources than we have and therefore have certain competitive advantages.

Seasonality

Our sales and net earnings are subject to seasonal fluctuations. In most years, a greater portion of our net retail clothing sales have been generated during the fourth quarter of each year when holiday season shopping peaks. In addition, our tuxedo rental revenues are heavily concentrated in the second quarter while the fourth quarter is considered the seasonal low point. With respect to corporate apparel sales and operating results, seasonal fluctuations are not significant but customer decisions to rebrand or revise their corporate wear programs can cause significant variations in period results. Because of the seasonality of our sales, results for any quarter are not necessarily indicative of the results that may be achieved for the full year (see Note 17 of Notes to Consolidated Financial Statements).

Trademarks and Servicemarks

We are the owner in the United States and selected other countries of the trademark and service mark THE MENS'S WEARHOUSE®, and MW MEN'S WEARHOUSE and design® and MEN'S WEARHOUSE® and of federal registrations therefor. Our rights in the MEN'S WEARHOUSE marks and its variations are a significant part of our business, as the marks have become well known through our use of the marks in connection with our retail and formalwear rental services and products (both in store and online) and our advertising campaigns. Accordingly, we intend to maintain our marks and the related registrations.

We are the owner of various marks and trademark registrations in the U.S., Canada and the UK under which our stores and corporate apparel business operate or which are used to label the products we sell or rent. We intend to maintain our marks and the related registrations.

We have entered into license agreements with a limited number of parties under which we are entitled to use designer labels in return for royalties paid to the licensor based on the costs of the relevant product. These license agreements generally limit the use of the individual label to products of a specific nature (such as men's suits, men's formalwear or men's shirts). The labels licensed under these agreements will continue to be used in connection with a portion of the purchases under the direct sourcing program described above, as well as purchases from other vendors. We monitor the performance of these licensed labels compared to their cost and may elect to selectively terminate any license, as provided in the respective agreement.

Employees

At January 28, 2012, we had approximately 17,200 employees, consisting of approximately 14,800 in the U.S. and 2,400 in foreign countries, and approximately 12,200 full-time employees. Seasonality affects the number of part-time employees as well as the number of hours worked by full-time and part-time personnel.

Available Information

Our website address is www.menswearhouse.com. Through the investor relations section of our website, we provide free access to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). In addition, copies of the Company's annual reports will be made available, free of charge, upon written request. The public may read and copy any materials we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the Company's filings and other information regarding issuers who file electronically with the SEC at www.sec.gov.

ITEM 1A. *RISK FACTORS*

We wish to caution you that there are risks and uncertainties that could affect our business. These risks and uncertainties include, but are not limited to, the risks described below and elsewhere in this report, particularly found in "Forward-Looking and Cautionary Statements." The following is not intended to be a complete discussion of all potential risks or uncertainties, as it is not possible to predict or identify all risk factors.

Our business is particularly sensitive to economic conditions and consumer confidence.

During most of 2011, the U.S. and global financial and equity markets continued to reflect recessionary trends, including tighter credit and lower levels of consumer confidence, consumer spending and business activity in general, as well as high levels of unemployment. While economic conditions have improved in recent quarters, the U.S. and global economic conditions remain volatile as high unemployment levels and overall economic conditions could negatively impact consumer confidence and the level of consumer discretionary spending. The continuation and/or recurrence of these market conditions could intensify the adverse effect of such conditions on our revenues and operating results.

We believe that these market conditions affect us more than other retailers because discretionary spending for items like men's tailored apparel tends to slow sooner and to recover later than that for other retail purchases. Accordingly, sales of our products may be adversely affected by a continuation or worsening of recent economic conditions, increases in consumer debt levels, uncertainties regarding future economic prospects or a decline in consumer confidence. During an actual or perceived economic downturn, fewer customers may shop with us and those who do shop may limit the amounts of their purchases. As a result, we could be required to take significant markdowns and/or increase our marketing and promotional expenses in response to the lower than anticipated levels of demand for our products. In addition, promotional and/or prolonged periods of deep discount pricing by our competitors could have a material adverse effect on our business.

The general economic conditions in the UK and particularly service cut backs being put forth by the current government may reduce demand for the businesses of Dimensions and Alexandra.

The UK has experienced and is continuing to experience an economic slow down. As a result of expected deficits, the UK government has announced significant reductions in public services including reductions in employment. Employees in the public service in the UK are a significant target market for our UK businesses, and a substantial reduction in the number of these employees could adversely affect our UK operating results.

Our ability to continue to expand our Men's Wearhouse stores may be limited.

A large part of our growth has resulted from the addition of new Men's Wearhouse stores and the increased sales volume and profitability provided by these stores. We will continue to depend on adding new stores to increase our sales volume and profitability. As of January 28, 2012, we operate 607 Men's Wearhouse stores. However, we believe that our ability to increase the number of Men's Wearhouse stores in the United States beyond approximately 750 may be limited. Therefore, we may not be able to achieve the same rate of growth as we have historically.

Certain of our expansion strategies may present greater risks.

We are continuously assessing opportunities to expand complementary products and services related to our traditional business, such as corporate apparel and uniform sales. We may expend both capital and personnel resources on such business opportunities which may or may not be successful.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute shareholder value and harm our operating results.

In the event we complete one or more acquisitions, we may be subject to a variety of risks, including risks associated with an ability to integrate acquired assets or operations into our existing operations, higher costs or unexpected difficulties or problems with acquired assets or entities, outdated or incompatible technologies, labor difficulties or an inability to realize anticipated synergies and efficiencies, whether within anticipated time frames or at all. If one or more of these risks are realized, it could have an adverse impact on our operating results.

Our retail business is seasonal.

In most years, a greater portion of our net retail clothing sales have been generated during the fourth quarter of each year when holiday season shopping peaks. In addition, our tuxedo rental revenues are heavily concentrated in the second quarter while the fourth quarter is considered the seasonal low point. Because of the seasonality of our sales, results for any quarter are not necessarily indicative of the results that may be achieved for the full year. Any decrease in sales during these peak quarters could have a significant adverse effect on our net earnings.

The loss of, or disruption in, our Houston distribution center could result in delays in the delivery of merchandise to our stores.

All retail apparel merchandise for Men's Wearhouse stores and a portion of the merchandise for K&G stores is received into our Houston distribution center, where the inventory is then processed, sorted and either placed in back-stock or shipped to our stores. We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of the distribution center. Events, such as disruptions in operations due to fire or other catastrophic events, employee matters or shipping problems, may result in delays in the delivery of merchandise to our stores. For example, given our proximity to the Texas gulf coast, it is possible that a hurricane or tropical storm could cause damage to the distribution center, result in extended power outages or flood roadways into and around the distribution center, any of which would disrupt or delay deliveries to the distribution center and to our stores.

Although we maintain business interruption and property insurance, we cannot assure that our insurance will be sufficient, or that insurance proceeds will be paid timely to us, in the event our Houston distribution center is shut down for any reason or if we incur higher costs and longer lead times in connection with a disruption at our distribution center.

Our stock price has been and may continue to be volatile due to many factors.

The market price of our common stock has fluctuated in the past and may change rapidly in the future depending on news announcements and changes in general market conditions. The following factors, among others, may cause significant fluctuations in our stock price:

- news announcements regarding actual or forward-looking quarterly or annual results of operations,
- comparable store sales announcements,
- acquisitions,
- competitive developments,
- litigation affecting the Company, or
- market views as to the prospects of the economy or the retail industry generally.

Our success significantly depends on our key personnel and our ability to attract and retain key personnel.

Our success depends upon the personal efforts and abilities of our senior management team and other key personnel. George Zimmer has been very important to the success of the Company and is the primary advertising spokesman. Although we believe we have a strong management team with relevant industry expertise, the extended loss of the services of Mr. Zimmer or other key personnel could have a material adverse effect on the securities markets' view of our prospects and materially harm our business.

Also, our continued success and the achievement of our expansion goals are dependent upon our ability to attract and retain additional qualified employees as we expand.

Fluctuations in exchange rates may cause us to experience currency exchange losses.

Moores conducts most of its business in Canadian dollars ("CAD"). The exchange rate between CAD and U.S. dollars has fluctuated historically. If the value of the CAD against the U.S. dollar weakens, then the revenues and earnings of our Canadian operations will be reduced when they are translated to U.S. dollars. Also, the value of our Canadian net assets in U.S. dollars may decline. Moores utilizes foreign currency hedging contracts to limit exposure to changes in U.S. dollar/CAD exchange rates.

Dimensions and Alexandra, our UK-based operations, sell their products and conduct their business primarily in pounds Sterling ("GBP") but purchase most of their merchandise in transactions paid in U.S. dollars. The exchange rate between the GBP and U.S. dollars has fluctuated historically. A decline in the value of the GBP as compared to the U.S. dollar will adversely impact our UK operating results as the cost of merchandise purchases will increase, particularly in relation to longer term customer contracts that have little or no pricing adjustment provisions, and the revenues and earnings of our UK operations will be reduced when they are translated to U.S. dollars. Also, the value of our UK net assets in U.S. dollars may decline. Dimensions and Alexandra utilize foreign currency hedging contracts as well as price renegotiations to limit exposure to some of this risk.

We are subject to import risks, including potential disruptions in supply, changes in duties, tariffs, quotas and voluntary export restrictions on imported merchandise, strikes and other events affecting delivery; and economic, political or other problems in countries from or through which merchandise is imported.

Many of the products sold in our stores and our corporate apparel operations are sourced from many foreign countries. Political or financial instability, terrorism, trade restrictions, tariffs, currency exchange rates, transport capacity limitations, disruptions and costs, strikes and other work stoppages and other factors relating to international trade are beyond our control and could affect the availability and the price of our inventory.

Our business is global in scope and can be impacted by factors beyond our control.

As a result of our increasing international operations, we face the possibility of greater losses from a number of risks inherent in doing business in international markets and from a number of factors which are beyond our control. Such factors that could harm our results of operations and financial condition include, among other things:

- political instability or acts of terrorism, which disrupt trade with the countries where we operate or in which our contractors, suppliers or customers are located;
- recessions in foreign economies;
- challenges in managing our foreign operations;
- increased difficulty in protecting our intellectual property rights in foreign jurisdictions; and
- restrictions on the transfer of funds between the United States and foreign jurisdictions.

Our business could be adversely affected by increased costs of the raw materials and other resources that are important to our business.

The raw materials used to manufacture our products are subject to availability constraints and price volatility caused by high demand for fabrics, weather conditions, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, our transportation and labor costs are subject to price volatility caused by the price of oil, supply of labor, governmental regulations, economic climate and other unpredictable factors. Increases in demand for, or the price of, raw materials, distribution services and labor, including federal and state minimum wage rates, could have a material adverse effect on our business, financial condition and results of operations.

The costs of wool and other raw materials significant to the manufacture of apparel have increased as have the costs of manufacturing in China. These increased costs could materially affect our results of operations to the extent they cannot be mitigated through price increases and relocation to lower cost sources of supply or other cost reductions. These increased costs could particularly impact our managed contract corporate wear business which tends to have more long term contractually committed customer sales arrangements with limited price flexibility.

Our business is subject to numerous, varied and changing laws, rules and regulations, the interpretation of which can be uncertain and which may lead to litigation or administrative proceedings.

The sale of goods at retail is subject to rules issued by the payment brand industry, and laws, rules and regulations promulgated by national, state and provincial authorities, including laws, rules and regulations relating to privacy, use of consumer information, credit cards and advertising. In addition, we have over 17,000 employees located in 49 states and in multiple foreign countries and, as a result, we are subject to numerous and varying laws, rules and regulations related to employment. All of these laws, rules and regulations and the interpretation thereof are subject to change and often application thereof may be unclear. As a result, from time to time, the Company is subject to inquiries, investigations, and/or litigation, including class action lawsuits, and administrative actions related to compliance with these laws, rules and regulations.

If we are unable to operate information systems and implement new technologies effectively, our business could be disrupted or our sales or profitability could be reduced.

The efficient operation of our business is dependent on our information systems, including our ability to operate them effectively and successfully to implement new technologies, systems, controls and adequate disaster recovery systems. In addition, we must protect the confidentiality of our and our customers' data. The failure of our information systems to perform as designed or our failure to implement and operate them effectively could disrupt our business or subject us to liability and thereby harm our profitability.

We could be subject to losses if we fail to address emerging security threats or detect and prevent privacy and security incidents.

As part of our normal operations, we maintain and transmit confidential information about our customers as well as proprietary information relating to our business operations. Our systems or our third-party service providers' systems may be vulnerable to privacy and security incidents including attacks by unauthorized users, corruption by computer viruses or other malicious software code, emerging cybersecurity risks, inadvertent or intentional release of confidential or proprietary information, or other similar events. The occurrence of any security breach involving the misappropriation, loss or other unauthorized disclosure of information about us or our customers, whether by us or by one of our third-party service providers, could, among other things:

- cause damage to our reputation,
- allow competitors access to our proprietary business information,
- subject us to liability for a failure to safeguard customer data,
- subject us to regulatory action or litigation,
- impact our ability to process credit card transactions, and
- require significant capital and operating expenditures to investigate and remediate the breach.

Rights of our shareholders may be negatively affected if we issue any of the shares of preferred stock which our Board of Directors has authorized for issuance.

We have available for issuance 2,000,000 shares of preferred stock, par value $.01 per share. Our Board of Directors is authorized to issue any or all of this preferred stock, in one or more series, without any further action on the part of shareholders. The rights of our shareholders may be negatively affected if we issue a series of preferred stock in the future that has preference over our common stock with respect to the payment of dividends or distribution upon our liquidation, dissolution or winding up. See Note 9 of Notes to Consolidated Financial Statements for more information.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

As of January 28, 2012, we operated 1,049 retail apparel and tuxedo rental stores in 49 states and the District of Columbia and 117 retail apparel stores in 10 Canadian provinces. The following tables set forth the location, by state or province, of these stores:

United States	Men's Wearhouse	Men's Wearhouse and Tux	K&G
California	82	22	1
Florida	43	31	5
Texas	58	1	13
Illinois	28	31	7
New York	35	12	4
Michigan	20	20	7
Pennsylvania	26	15	4
Massachusetts	17	19	3
Ohio	21	13	5
Maryland	15	16	7
Georgia	18	13	6
Virginia	19	15	3
North Carolina	15	15	4
New Jersey	16	12	5
Tennessee	12	10	2
Louisiana	8	9	4
Minnesota	9	9	2
Missouri	11	7	2
Wisconsin	9	10	1
Colorado	14	2	3
Indiana	9	8	2
Arizona	14	4	
Connecticut	10	5	2
Washington	14	1	2
South Carolina	5	10	1
Alabama	7	6	1
Kentucky	3	6	1
Oregon	9	1	
Kansas	6	2	1
Nevada	6	2	
New Hampshire	4	3	
Utah	7		
Iowa	5	1	
Oklahoma	5		1
Delaware	2	3	
Nebraska	3	2	
Mississippi	1	3	
New Mexico	4		
Rhode Island	1	3	
Arkansas	3		
South Dakota	2	1	
Idaho	2		
North Dakota	2		
Alaska	1		
Maine	1		
Montana	1		
Vermont	1		
West Virginia	1		
Wyoming	1		
District of Columbia	1		
Total	607	343	99

Canada	Moores
Ontario	50
Quebec	24
British Columbia	16
Alberta	12
Manitoba	5
New Brunswick	3
Nova Scotia	3
Saskatchewan	2
Newfoundland	1
Prince Edward Island	1
Total	117

We lease our stores on terms generally from five to ten years with renewal options at higher fixed rates in most cases. Leases typically provide for percentage rent over sales break points. Additionally, most leases provide for a base rent as well as "triple net charges", including but not limited to common area maintenance expenses, property taxes, utilities, center promotions and insurance. In certain markets, we own or lease between 3,000 and 33,100 additional square feet as a part of a Men's Wearhouse store or in a separate hub warehouse unit to be utilized as a redistribution facility in that geographic area.

We own or lease properties in various parts of the U.S. and Canada to facilitate the distribution of retail and rental product to our stores. We also own or lease properties in Houston, Texas and various parts of the UK to facilitate the distribution of our corporate apparel product. In addition, we have primary office locations in Houston, Texas and Fremont, California with additional satellite offices in other parts of the U.S., Canada and Europe. The following is a listing of all owned and leased non-store facilities as of January 28, 2012:

				Square Footage Used For		
Business Segment	Location	Total Sq Ft	Owned/ Leased	Warehouse/ Distribution	Office Space	Total Use
Retail	Houston, TX	1,100,000	Own	1,070,100	29,900	1,100,000
	Houston, TX	241,500	Own	226,000	15,500	241,500
	Houston, TX[1]	22,000	Own	18,000	4,000	22,000
	Norcross, GA	89,300	Lease	68,700	20,600	89,300
	Addison, IL	71,000	Lease	65,000	6,000	71,000
	Pittston, PA	419,600	Lease	411,200	8,400	419,600
	Richmond, VA	54,900	Own	53,500	1,400	54,900
	Bakersfield, CA	222,400	Lease	211,700	10,700	222,400
	Various locations[2]	325,100	Own/ Lease	281,000	44,100	325,100
	Atlanta, GA[3]	100,000	Lease	23,000	35,000	58,000
	Toronto, Ontario	36,700	Lease	19,800	16,900	36,700
	Cambridge, Ontario	214,600	Own	207,800	6,800	214,600
	Montreal, Quebec	173,000	Own	167,300	5,700	173,000
	Vancouver, BC	2,100	Lease	—	2,100	2,100
Corporate apparel	Houston, TX	146,500	Own	136,200	10,300	146,500
	Long Eaton, UK	362,200	Lease	357,200	5,000	362,200
	Castle Donington, UK	19,400	Lease	—	19,400	19,400
	Various locations, UK	49,300	Lease	25,700	23,600	49,300
Retail and Corporate apparel	Houston, TX	206,400	Lease	—	206,400	206,400
	Houston, TX	25,000	Own	—	25,000	25,000
	New York, NY	13,900	Lease	—	13,900	13,900
	Fremont, CA	34,000	Own	—	34,000	34,000
		3,928,900		**3,342,200**	**544,700**	**3,886,900**

(1) This facility houses the laundry and dry cleaning plant for our retail laundry and dry cleaning services.

(2) Various locations consist primarily of hub warehouse facilities located throughout the U.S. Owned warehouse facilities comprise 54,138 square feet of the total square footage.

(3) Total square footage includes 42,000 square feet used for a retail store.

ITEM 3. *LEGAL PROCEEDINGS*

We are involved in various routine legal proceedings, including ongoing litigation, incidental to the conduct of our business. Management believes that none of these matters will have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on the New York Stock Exchange under the symbol "MW". The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for our common stock as reported by the New York Stock Exchange and the quarterly dividends declared on each share of common stock:

	High	Low	Dividend
Fiscal Year 2011			
First quarter ended April 30, 2011	$28.55	$25.05	$0.12
Second quarter ended July 30, 2011	36.43	27.15	0.12
Third quarter ended October 29, 2011	33.18	24.50	0.12
Fourth quarter ended January 28, 2012	35.13	26.30	0.18
Fiscal Year 2010			
First quarter ended May 1, 2010	$27.43	$19.69	$0.09
Second quarter ended July 31, 2010	24.99	17.66	0.09
Third quarter ended October 30, 2010	25.97	17.99	0.09
Fourth quarter ended January 29, 2011	29.62	23.05	0.12

On March 20, 2012, there were approximately 1,200 shareholders of record and approximately 31,300 beneficial shareholders of our common stock.

The cash dividend of $0.18 per share declared by our Board of Directors in January 2012 is payable on March 23, 2012 to shareholders of record on March 13, 2012. The dividend payout is approximately $9.3 million.

The information required by this item regarding securities authorized for issuance under equity compensation plans is incorporated by reference from Item 12 of this Form 10-K.

Issuer Purchases of Equity Securities

We did not purchase any of our equity securities during the fourth quarter of fiscal 2011. Subsequent to January 28, 2012 and through March 20, 2012, we have purchased 861,484 shares for $33.6 million at an average price per share of $39.01 under our authorized share repurchase program.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The following graph compares, as of each of the dates indicated, the percentage change in the Company's cumulative total shareholder return on the Common Stock with the cumulative total return of the NYSE Composite Index and the Retail Specialty Apparel Index. The graph assumes that the value of the investment in the Common Stock and each index was $100 at February 3, 2007 and that all dividends paid by those companies included in the indices were reinvested.


DOLLARS
200
150
100
50
0
The Men's Wearhouse, Inc.
NYSE Composite Index
Dow Jones US Apparel Retailers
2/3/07
2/2/08
1/31/09
1/30/10
1/29/11
1/28/12

	February 3, 2007	February 2, 2008	January 31, 2009	January 30, 2010	January 29, 2011	January 28, 2012
Measurement Period (Fiscal Year Covered)						
The Men's Wearhouse, Inc.	$100.00	$ 60.16	$27.14	$47.64	$62.36	$ 84.31
NYSE Composite Index	100.00	101.63	58.51	79.64	95.43	95.50
Dow Jones US Apparel Retailers	100.00	79.02	41.62	78.83	97.54	116.35

The foregoing graph is based on historical data and is not necessarily indicative of future performance.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected statement of earnings, balance sheet and cash flow information for the fiscal years indicated has been derived from our audited consolidated financial statements. The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto. References herein to years are to the Company's 52-week or 53-week fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. For example, references to "2011" mean the fiscal year ended January 28, 2012. All fiscal years for which financial information is included herein had 52 weeks.

As a result of the acquisitions of Dimensions and Alexandra on August 6, 2010, the statement of earnings data and the cash flow information below for the year ended January 29, 2011 include the results of operations and cash flows, respectively, of Dimensions and Alexandra since that date. In addition, the balance sheet information below as of January 29, 2011 includes the fair values of the assets acquired and liabilities assumed as of the acquisition date for Dimensions and Alexandra.

As a result of the acquisition of After Hours on April 9, 2007, the statement of earnings data and the cash flow information below for the year ended February 2, 2008 include the results of operations and cash flows, respectively, of After Hours beginning April 10, 2007. In addition, the balance sheet information below as of February 2, 2008 includes estimates of the fair values of the assets acquired and liabilities assumed as of the acquisition date for After Hours. During the first quarter of 2008, we completed our assessment and purchase price allocation of the fair values of the acquired After Hours assets and liabilities assumed.

In the third quarter of fiscal 2010, we changed the inventory valuation method used by our K&G brand from the retail inventory method to the average cost method. The cumulative effect of this change in accounting principle was recorded retrospectively as of February 1, 2009. Refer to Note 1 of Notes to Consolidated Financial Statements.

	2011	2010	2009	2008	2007
	(Dollars and shares in thousands, except per share and per square foot data)				
Statement of Earnings Data:					
Total net sales	$2,382,684	$2,102,664	$1,909,575	$1,972,418	$2,112,558
Total gross margin	1,048,927	898,433	798,898	850,512	970,057
Operating income	185,432	101,671	69,376	90,471	228,652
Net earnings attributable to common shareholders	120,601	67,697	46,215	58,844	147,041
Per Common Share Data:					
Diluted net earnings per common share attributable to common shareholders	$ 2.30	$ 1.27	$ 0.88	$ 1.13	$ 2.73
Cash dividends declared	$ 0.54	$ 0.39	$ 0.30	$ 0.28	$ 0.25
Weighted average common shares outstanding plus dilutive potential common shares	51,692	52,853	52,280	51,944	53,890
Operating Information:					
Percentage increase/(decrease) in comparable store sales(1):					
Men's Wearhouse	9.1%	4.7%	(4.0)%	(9.0)%	(0.4)%
K&G	3.6%	(1.5)%	(1.9)%	(11.7)%	(10.9)%
Moores	4.5%	2.2%	(0.9)%	(5.6)%	1.5%
Average square footage(2):					
Men's Wearhouse	5,705	5,673	5,653	5,626	5,600
Men's Wearhouse and Tux	1,384	1,381	1,373	1,360	1,333
K&G	23,750	23,472	23,137	23,087	23,132
Moores	6,339	6,306	6,278	6,233	6,205
Average net sales per square foot of selling space(3):					
Men's Wearhouse	$ 451	$ 410	$ 387	$ 395	$ 441
K&G	$ 191	$ 181	$ 182	$ 184	$ 220
Moores	$ 432	$ 416	$ 408	$ 412	$ 440

	2011	2010	2009	2008	2007
			(Dollars in thousands)		
Number of retail stores:					
Open at beginning of the period	1,192	1,259	1,294	1,273	752
Opened	25	10	6	43	42
Acquired[4]	—	—	—	—	509
Closed	(51)	(77)	(41)	(22)	(30)
Open at end of the period	1,166	1,192	1,259	1,294	1,273
Men's Wearhouse	607	585	581	580	563
Men's Wearhouse and Tux	343	388	454	489	489
K&G	99	102	107	108	105
Moores	117	117	117	117	116
Total	1,166	1,192	1,259	1,294	1,273
Cash Flow Information:					
Capital expenditures	$91,820	$58,868	$56,912	$88,225	$126,076
Depreciation and amortization	75,968	75,998	86,090	90,665	80,296
Purchase of treasury stock	63,988	144	90	156	106,107

	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008
Balance Sheet Information:					
Cash and cash equivalents	$ 125,306	$ 136,371	$ 186,018	$ 87,412	$ 39,446
Short-term investments	—	—	—	17,121	59,921
Inventories	572,502	486,499	434,881	440,099	492,423
Working capital	544,108	497,352	486,341	411,392	393,740
Total assets	1,405,952	1,320,318	1,234,152	1,187,730	1,256,467
Long-term debt	—	—	43,491	62,916	92,399
Total equity	1,031,819	983,853	904,390	842,148	815,937

(1) Comparable store sales data is calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period. Men's Wearhouse and Tux stores acquired in April 2007 are included in comparable store sales for the Men's Wearhouse beginning in the second quarter of fiscal 2008. Comparable store sales percentages for Moores are calculated using Canadian dollars.

(2) Average square footage is calculated by dividing the total square footage for all stores open at the end of the period by the number of stores open at the end of such period.

(3) Average net sales per square foot of selling space is calculated by dividing total selling square footage for all stores open the entire year into total sales for those stores. The calculation for Men's Wearhouse includes Men's Wearhouse and Tux stores resulting from the acquisition of After Hours on April 9, 2007. The calculation for Moores is based upon the Canadian dollar.

(4) Men's Wearhouse and Tux stores resulting from the acquisition of After Hours on April 9, 2007.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

General

The Men's Wearhouse, Inc. is a specialty apparel retailer offering suits, suit separates, sport coats, slacks, sportswear, outerwear, dress shirts, shoes and accessories for men and tuxedo rentals. We offer our products and services through multiple channels including The Men's Wearhouse, Men's Wearhouse and Tux, K&G, Moores Clothing for Men and on the internet at www.menswearhouse.com and www.kgstores.com. Our stores are located throughout the United States and Canada and carry a wide selection of brand name and private label merchandise. In addition, we offer our customers a variety of services, including alterations and our loyalty program, and most of our K&G stores offer ladies' career apparel, sportswear and accessories, including shoes, and children's apparel.

We also conduct corporate apparel and uniform operations through Twin Hill in the United States and Dimensions and Alexandra in the United Kingdom and, in the Houston, Texas area, we conduct retail dry cleaning and laundry operations through MW Cleaners.

On August 6, 2010, we acquired Dimensions Clothing Limited and certain assets of Alexandra plc, two leading providers of corporate clothing uniforms and workwear in the United Kingdom, to complement our corporate apparel operations. These operations offer their products through multiple channels including managed corporate accounts, catalogs and on the internet at www.dimensions.co.uk and www.alexandra.co.uk. The results of operations for Dimensions and Alexandra have been included in the consolidated financial statements since that date. The combined businesses are organized under a UK-based holding company, of which we control 86% and certain previous shareholders of Dimensions control 14%. We have the right to acquire the remaining outstanding shares of the UK-based holding company in the future on the terms set forth in the Investment, Shareholders' and Stock Purchase Agreement. The acquisition-date cash consideration transferred for the Dimensions and Alexandra acquisitions was US$97.8 million (£61 million) and was funded through our cash on hand. During fiscal 2011, we completed the integration of the Dimensions and Alexandra operations by consolidating the distribution facilities into one primary location and centralizing the sourcing, technology and accounting functions. Refer to Note 2 of Notes to Consolidated Financial Statements for further details regarding the acquisitions.

As a result of these acquisitions, in the third quarter of fiscal 2010, we revised our segment reporting to reflect two reportable segments, retail and corporate apparel, based on the way we manage, evaluate and internally report our business activities. Prior to these acquisitions our corporate apparel business did not have a significant effect on the revenues or expenses of the Company and we reported our business as one operating segment.

The retail segment includes the results from our four retail merchandising brands: Men's Wearhouse, Men's Wearhouse and Tux, K&G and Moores. MW Cleaners is also aggregated in the retail segment as these operations have not had a significant effect on the revenues or expenses of the Company.

The corporate apparel segment includes the results from our corporate apparel and uniform operations conducted by Twin Hill in the United States and, beginning in the third quarter of fiscal 2010, by Dimensions and Alexandra in the United Kingdom. Refer to Note 14 of Notes to Consolidated Financial Statements for additional information and disclosures regarding our reportable segments and the discussion included in "Results of Operations" below.

Overview

We had revenues of $2,382.7 million and net earnings attributable to common shareholders of $120.6 million in fiscal 2011, compared to revenues of $2,102.7 million and net earnings attributable to common shareholders of $67.7 million in fiscal 2010 and revenues of $1,909.6 million and net earnings attributable to common shareholders of $46.2 million in fiscal 2009. We increased our revenues by $280.0 million or 13.3% and our gross margin by $150.5 million or 16.8% for fiscal 2011 as compared to the prior year. Our UK-based operations acquired on August 6, 2010 contributed $113.3 million of the increased revenues and $34.4 million of the increased gross margin for fiscal 2011.

While we believe conditions have become more stable and overall we experienced improvement in both sales and profitability during fiscal 2011 as compared to the prior year, U.S. and global economic conditions remain volatile as high unemployment levels and overall economic conditions could negatively impact consumer confidence and the level of consumer discretionary spending. Furthermore, we believe we are in the early phase of a replenishment cycle in men's apparel that is driven by a silhouette change in men's suits that occurs about every ten years. About 20 years ago, the cycle was driven by wide shouldered and double breasted suits, and about ten years later it was driven by the three button suit. We are now seeing a much trimmer shape in men's suits that is also influencing shirts and ties. We plan to feature these products in our stores and our marketing channels to target the younger customer as well as the other demographics that will be influenced by the silhouette change that we believe is driving this replenishment cycle in men's apparel.

We opened 25 stores in fiscal 2011, 10 stores in fiscal 2010 and six stores in fiscal 2009. In 2011, we closed two Men's Wearhouse stores due to lease expiration and one due to substandard performance. We closed three K&G stores due to substandard performance. We also closed 45 Men's Wearhouse and Tux stores: seven due to substandard performance, 20 due to lease expiration and 18 due to consolidation of operations with other existing Men's Wearhouse stores in the area. In 2010, we closed four Men's Wearhouse stores due to lease expiration and one due to substandard performance. We closed two K&G stores due to lease expiration and four due to substandard performance. We also closed 66 Men's Wearhouse and Tux stores: seven due to substandard performance, 21 due to lease expiration and 38 due to consolidation of operations with other existing Men's Wearhouse stores in the area. In 2009, we closed four Men's Wearhouse stores due to lease expiration and one K&G store due to substandard performance. We also closed 36 Men's Wearhouse and Tux stores: one due to substandard performance, nine due to lease expiration and 26 due to consolidation of operations with other existing Men's Wearhouse stores in the area.

We plan to open approximately 26 Men's Wearhouse stores and three Moores stores in fiscal 2012 and to expand and/or relocate approximately 30 existing Men's Wearhouse stores and five existing Moores stores. We also plan to close approximately three K&G stores and approximately 43 Men's Wearhouse and Tux stores in fiscal 2012 as their lease terms expire or acceptable lease termination arrangements can be established.

Results of Operations

The following table sets forth the Company's results of operations expressed as a percentage of net sales for the periods indicated:

	Fiscal Year[(1)]		
	2011	2010	2009
Net sales:			
Retail clothing product	68.0%	70.4%	75.1%
Tuxedo rental services	15.8	17.3	17.5
Alteration and other services	6.0	6.3	6.7
Total retail sales	89.8	94.0	99.3
Corporate apparel clothing product sales	10.2	6.0	0.7
Total net sales	100%	100%	100%
Cost of sales[(2)]:			
Retail clothing product	44.7	46.1	45.9
Tuxedo rental services	14.0	15.4	17.2
Alteration and other services	75.6	74.6	73.8
Occupancy costs	12.8	14.0	15.3
Total retail cost of sales	54.1	56.3	58.0
Corporate apparel clothing product cost of sales	72.4	72.5	81.4
Total cost of sales	56.0	57.3	58.2
Gross margin[(2)]:			
Retail clothing product	55.3	53.9	54.1
Tuxedo rental services	86.0	84.6	82.8
Alteration and other services	24.4	25.4	26.2
Occupancy costs	(12.8)	(14.0)	(15.3)
Total retail gross margin	45.9	43.7	42.0
Corporate apparel clothing product gross margin	27.6	27.5	18.6
Total gross margin	44.0	42.7	41.8
Asset impairment charges	0.1	0.3	1.0
Selling, general and administrative expenses	36.2	37.6	37.2
Operating income	7.8	4.8	3.6
Interest income	0.0	0.0	0.1
Interest expense	(0.1)	(0.1)	(0.1)
Earnings before income taxes	7.7	4.8	3.6
Provision for income taxes	2.7	1.6	1.2
Net earnings including noncontrolling interest	5.1	3.2	2.4
Net loss attributable to noncontrolling interest	0.0	0.0	0.0
Net earnings attributable to common shareholders	5.1%	3.2%	2.4%

(1) Percentage line items may not sum to totals due to the effect of rounding.

(2) Calculated as a percentage of related sales.

2011 Compared with 2010

The Company's total net sales increased $280.0 million, or 13.3%, to $2,382.7 million for fiscal 2011 as compared to fiscal 2010.

Total retail sales increased $162.8 million, or 8.2%, to $2,139.2 million due mainly to a $139.2 million increase in retail clothing product revenues, a $12.6 million increase in tuxedo rental services revenues and a $9.8 million increase in alteration services revenues. These increases are attributable to the following:

(in millions)	Amount attributed to
$133.9	Increase in comparable sales.
22.0	Increase in e-commerce, alteration and other services sales.
13.4	Increase from net sales of stores opened in 2010, relocated stores and expanded stores not yet included in comparable sales.
11.4	Increase in net sales from 25 new stores opened in 2011.
(26.6)	Decrease in net sales resulting from closed stores.
8.7	Increase in net sales resulting from change in U.S./Canadian dollar exchange rate.
$162.8	**Increase in total retail sales.**

Comparable store sales (which are calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period) increased 9.1% at Men's Wearhouse/Men's Wearhouse and Tux, 4.5% at Moores and 3.6% at K&G, with the increases primarily due to increased retail clothing product sales. Increases at Men's Wearhouse/Men's Wearhouse and Tux and Moores were driven by increased units sold per transaction that more than offset a decrease in average unit retails (net selling prices) and a decrease in the average number of transactions per store. Increases at K&G were driven by increased average unit retails and units sold per transaction that more than offset a decrease in the average number of transactions per store. Tuxedo rental service revenues increased due to both higher average rental rates and higher paid rental units in the U.S.

Total corporate apparel clothing product sales increased $117.2 million due mainly to a $113.3 million increase in sales from the UK corporate apparel operations acquired on August 6, 2010.

The Company's gross margin was as follows:

	Fiscal Year	
	2011	2010
Gross margin (in thousands)	$1,048,927	$898,433
Gross margin as a percentage of related sales:		
Retail gross margin:		
Clothing product	55.3%	53.9%
Tuxedo rental services	86.0%	84.6%
Alteration and other services	24.4%	25.4%
Occupancy costs	(12.8)%	(14.0)%
Total retail gross margin	45.9%	43.7%
Corporate apparel clothing product gross margin	27.6%	27.5%
Total gross margin	44.0%	42.7%

Buying and distribution costs are included in determining our retail and corporate apparel clothing product gross margins. Our gross margin may not be comparable to other specialty retailers, as some companies exclude costs related to their distribution network from cost of goods sold while others, like us, include all or a portion of such costs in cost of goods sold and exclude them from selling, general and administrative expenses.

In the retail segment, total gross margin as a percentage of related sales increased from 43.7% in fiscal 2010 to 45.9% in fiscal 2011. On an absolute dollar basis total retail segment gross margin increased $118.1 million or 13.7% from fiscal 2010 to $981.8 million in fiscal 2011. Retail clothing product gross margin increased from 53.9% in fiscal 2010 to 55.3% in fiscal 2011 due primarily to a favorable sales mix trend to higher margin product and lower K&G product cost charge-offs in 2011. The tuxedo rental services gross margin increased from 84.6% in fiscal 2010 to 86.0% in fiscal 2011 due primarily to decreased tuxedo rental amortization costs in 2011. Occupancy cost, which is relatively constant on a per store basis and includes store related rent, common area maintenance, utilities, repairs and maintenance, security, property taxes and depreciation, decreased from 14.0% in fiscal 2010 to 12.8% in fiscal 2011 primarily due to reduced depreciation following impairment charges taken in 2010 and 2011 and cost leverage from increased sales.

In the corporate apparel segment, total gross margin as a percentage of related sales increased slightly from 27.5% in fiscal 2010 to 27.6% in fiscal 2011 due to our UK corporate apparel operations acquired on August 6, 2010.

Non-cash asset impairment charges were $2.0 million in fiscal 2011 as compared to $5.9 million in fiscal 2010. As a percentage of total net sales, these expenses decreased from 0.3% in 2010 to 0.1% in 2011. The asset impairment charges in both years related primarily to Men's Wearhouse and Tux stores and K&G stores. Refer to *Impairment of Long-Lived Assets* as discussed in "Critical Accounting Polices and Estimates" below and Note 1 of Notes to Consolidated Financial Statements for further details.

Selling, general and administrative ("SG&A") expenses increased to $861.5 million in fiscal 2011 from $790.9 million in fiscal 2010, an increase of $70.5 million or 8.9%. As a percentage of total net sales, these expenses decreased from 37.6% in fiscal 2010 to 36.2% in fiscal 2011. The components of this 1.4% net decrease in SG&A expenses as a percentage of total net sales and the related absolute dollar changes were as follows:

%	Attributed to
(0.8)	Decrease in advertising expense as a percentage of total net sales from 4.3% in fiscal 2010 to 3.5% in fiscal 2011. On an absolute dollar basis, advertising expense decreased $7.1 million.
(0.9)	Decrease in store salaries as a percentage of total net sales from 14.0% in fiscal 2010 to 13.1% in fiscal 2011. Store salaries on an absolute dollar basis increased $17.6 million primarily due to increased commissions associated with increased sales and increased store sales support salaries.
0.3	Increase in other SG&A expenses as a percentage of total net sales from 19.3% in fiscal 2010 to 19.6% in fiscal 2011. On an absolute dollar basis, other SG&A expenses increased $60.0 million primarily due to our UK corporate apparel operations acquired on August 6, 2010, increased non-store payroll and payroll related costs and increased expenses associated with increased sales, offset by a decrease in costs incurred for ceased tuxedo rental distribution operations in fiscal 2011 compared to fiscal 2010 (refer to Note 15 of Notes to Consolidated Financial Statements).
(1.4)%	**Total**

In the retail segment, SG&A expenses as a percentage of related net sales decreased from 37.9% in fiscal 2010 to 36.9% in fiscal 2011. On an absolute dollar basis, retail segment SG&A expenses increased $40.3 million primarily due to increased store salaries, non-store payroll and payroll related costs and other expenses associated with increased sales, offset by a decrease in costs incurred for ceased tuxedo rental distribution operations in fiscal 2011 compared to fiscal 2010 and a decrease in advertising expense.

In the corporate apparel segment, SG&A expenses as a percentage of related net sales decreased from 32.8% in fiscal 2010 to 29.5% in fiscal 2011. On an absolute dollar basis, corporate apparel segment SG&A expenses increased $30.2 million primarily due to an increase in 2011 expenses of $28.9 million associated with our UK corporate apparel operations acquired on August 6, 2010.

Corporate apparel segment operating loss of $4.6 million for fiscal 2011 includes $3.8 million in integration costs incurring during the period and $7.9 million of operating losses in the U.S.

Our effective income tax rate was 34.7% for fiscal 2011 and 32.7% for fiscal 2010. The effective tax rate for fiscal 2011 was lower than the statutory U.S. federal rate of 35% due to the favorable tax rate effects from net permanent book-to-tax adjustments, lower foreign statutory tax rates imposed on our foreign operations and recognition of previously unrecognized tax benefits and related accrued interest from expirations of statutes of limitations, offset partially by the effect of state income taxes. The effective tax rate for fiscal 2010 was lower than the statutory U.S. federal rate of 35% due to the favorable tax rate effects from net permanent book-to-tax adjustments, the release of valuation allowances on foreign tax credit carryforwards, the conclusion of certain income tax audits and recognition of previously unrecognized tax benefits from expirations of statute of limitations, partially offset by the effect of state income taxes. As of January 28, 2012, we had $4.3 million in unrecognized tax benefits, of which $3.2 million, if recognized, would reduce our income tax expense and effective tax rate. It is reasonably possible that there would be a reduction in the balance of unrecognized tax benefits of up to $1.0 million in the next twelve months.

These factors resulted in net earnings attributable to common shareholders of $120.6 million or 5.1% of total net sales for fiscal 2011, an increase of $52.9 million or 78.1% over net earnings of $67.7 million or 3.2% of total net sales for fiscal 2010.

2010 Compared with 2009

The Company's total net sales increased $193.1 million, or 10.1%, to $2,102.7 million for fiscal 2010 as compared to fiscal 2009.

Total retail sales increased $80.3 million, or 4.2%, to $1,976.4 million due mainly to a $46.6 million increase in retail clothing product revenues and a $30.2 million increase in tuxedo rental service revenue, and is attributable to the following:

(in millions)	Amount attributed to
$55.1	Increase in comparable sales.
10.5	Increase in e-commerce, alteration and other services sales.
5.9	Increase from net sales of stores opened in 2009, relocated stores and expanded stores not yet included in comparable sales.
6.6	Increase in net sales from 10 new stores opened in 2010.
(16.1)	Decrease in net sales resulting from closed stores.
18.3	Increase in net sales resulting from change in U.S./Canadian dollar exchange rate.
$80.3	**Increase in total retail sales.**

Comparable store sales increased 4.7% at Men's Wearhouse/Men's Wearhouse and Tux and 2.2% at Moores, and decreased 1.5% at K&G. The increase of 4.7% in comparable store sales at Men's Wearhouse and Men's Wearhouse and Tux was due mainly to higher store traffic levels and to continued paid unit growth in our tuxedo rental services business. The increase of 2.2% at Moores was due mainly increased units per transaction, which increased the average transaction value and to continued paid unit growth in our tuxedo rental services business. At K&G, the decrease of 1.5% in comparable store sales was due mainly to a decrease in store traffic levels. Tuxedo rental service revenues as a percentage of total retail sales increased from 17.6% in fiscal 2009 to 18.4% in 2010. In absolute dollars, tuxedo rental service revenues increased $30.2 million or 9.0% due mainly to a 10.5% increase in paid units rented, offset partially by lower average rental rates in the U.S.

Total corporate apparel clothing sales increased $112.8 million due mainly to $104.8 million in sales from the UK corporate apparel operations acquired on August 6, 2010.

The Company's gross margin was as follows:

	Fiscal Year	
	2010	2009
Gross margin (in thousands)	$898,433	$798,898
Gross margin as a percentage of related sales:		
Retail gross margin:		
Clothing product	53.9%	54.1%
Tuxedo rental services	84.6%	82.8%
Alteration and other services	25.4%	26.2%
Occupancy costs	(14.0)%	(15.3)%
Total retail gross margin	43.7%	42.0%
Corporate apparel clothing product gross margin	27.5%	18.6%
Total gross margin	42.7%	41.8%

Buying and distribution costs are included in determining our retail and corporate apparel clothing product gross margins. Our gross margin may not be comparable to other specialty retailers, as some companies exclude costs related to their distribution network from cost of goods sold while others, like us, include all or a portion of such costs in cost of goods sold and exclude them from selling, general and administrative expenses.

In the retail segment, total gross margin as a percentage of related sales increased from 42.0% in fiscal 2009 to 43.7% in fiscal 2010 primarily due to improved tuxedo rental margins and a decrease in occupancy cost. Retail clothing product gross margin decreased from 54.1% in fiscal 2009 to 53.9% in fiscal 2010 due primarily to increased promotional activity in fiscal 2010. The tuxedo rental services gross margin increased from 82.8% in fiscal 2009 to 84.6% in fiscal 2010 due primarily to a decrease in per unit rental costs in 2010. The gross margin for alteration and other services decreased from 26.2% in fiscal 2009 to 25.4% in fiscal 2010 mainly as a result of increased payroll related costs in fiscal 2010. Occupancy cost, which is relatively constant on a per store basis and includes store related rent, common area maintenance, utilities, repairs and maintenance, security, property taxes and depreciation, decreased from 15.3% in fiscal 2009 to 14.0% in fiscal 2010. On an absolute dollar basis, occupancy cost decreased by $13.0 million or 4.5% from fiscal 2009 to fiscal 2010 primarily due to fewer open stores in 2010 and reduced depreciation following impairment charges taken in 2010 and the fourth quarter of 2009.

In the corporate apparel segment, total gross margin as a percentage of related sales increased from 18.6% in fiscal 2009 to 27.5% in fiscal 2010 due to our UK corporate apparel operations acquired on August 6, 2010.

Non-cash asset impairment charges were $5.9 million in fiscal 2010 as compared to $19.5 million in fiscal 2009. As a percentage of total net sales, these expenses decreased from 1.0% in 2009 to 0.3% in 2010. The asset impairment charges in both years related primarily to Men's Wearhouse and Tux stores and K&G stores. Refer to *Impairment of Long-Lived Assets* as discussed in "Critical Accounting Polices and Estimates" below and Note 1 of Notes to Consolidated Financial Statements for further details.

SG&A expenses increased to $790.9 million in fiscal 2010 from $710.0 million in fiscal 2009, an increase of $80.9 million or 11.4%. As a percentage of total net sales, these expenses increased from 37.2% in fiscal 2009 to 37.6% in fiscal 2010. The components of this 0.4% net increase in SG&A expenses as a percentage of total net sales and the related absolute dollar changes were as follows:

%	Attributed to
0.0	Advertising expense remained flat as a percentage of total net sales in fiscal 2009 and fiscal 2010 at 4.3%. On an absolute dollar basis, advertising expense increased $9.5 million.
(1.0)	Decrease in store salaries as a percentage of total net sales from 15.0% in fiscal 2009 to 14.0% in fiscal 2010. Store salaries on an absolute dollar basis increased $8.3 million primarily due to increased commissions associated with increased sales.
1.4	Increase in other SG&A expenses as a percentage of total net sales from 17.9% in fiscal 2009 to 19.3% in fiscal 2010. On an absolute dollar basis, other SG&A expenses increased $63.1 million primarily due to expenses related to our acquisitions of Dimensions and Alexandra on August 6, 2010, increased payroll related costs, costs incurred for ceased tuxedo rental distribution operations (refer to Note 15 of Notes to Consolidated Financial Statements) and the absence in 2010 of a cumulative adjustment of $3.1 million recognized in the second quarter of 2009 for gift card breakage income.
0.4%	**Total**

In the retail segment, SG&A expenses as a percentage of related net sales increased slightly from 37.1% in fiscal 2009 to 37.9% in fiscal 2010 primarily due to increased payroll related costs, costs incurred for ceased tuxedo rental distribution operations and the absence in 2010 of a cumulative adjustment of $3.1 million recognized in the second quarter of 2009 for gift card breakage income.

In the corporate apparel segment, SG&A expenses as a percentage of related net sales decreased from 50.5% in fiscal 2009 to 32.8% in fiscal 2010 due primarily to our UK corporate apparel operations acquired on August 6, 2010.

The corporate apparel segment operating loss of $6.7 million for fiscal 2010 resulted mainly from $6.4 million in acquisition costs related to these acquisitions.

Interest expense increased from $1.2 million in fiscal 2009 to $1.5 million in fiscal 2010 while interest income decreased from $0.9 million in fiscal 2009 to $0.3 million in fiscal 2010. Weighted average borrowings outstanding decreased from $47.4 million in fiscal 2009 to $44.0 million in fiscal 2010, and the weighted average interest rate on outstanding indebtedness increased from 1.9% in fiscal 2009 to 2.1% in fiscal 2010. The decrease in the weighted average borrowings was due mainly to payments on our revolving credit facility of $25.0 million in the first quarter of 2009 and the repayment of our Canadian term loan in January 2011 of approximately US$46.7 million. The weighted average interest rate for fiscal 2010 increased mainly due to an increase in the effective interest rate for the outstanding Canadian term loan in fiscal 2010 compared to the prior year. As indicated above, the Canadian term loan was paid in full in January 2011. The decrease in interest income was primarily attributable to a shift in our investments and lower interest rates for fiscal 2010 as compared to fiscal 2009.

Our effective income tax rate was 32.7% for fiscal 2010 and 33.1% for fiscal 2009. The effective tax rate for fiscal 2010 was lower than the statutory U.S. federal rate of 35% due to the favorable tax rate effects from net permanent book-to-tax adjustments, the release of valuation allowances on foreign tax credit carryforwards, the conclusion of certain income tax audits and recognition of previously unrecognized tax benefits from expirations of statute of limitations, partially offset by the effect of state income taxes. The effective tax rate for fiscal 2009 was lower than the statutory U.S. federal rate of 35% mainly due to the foreign exchange impact of distributed earnings from our Canadian operations, favorable conclusions of certain income tax audits and statute of limitation expirations during the year. Such favorable effects were partially offset by the effect of state income taxes and the establishment of valuation allowances. As of January 29, 2011, we had $5.6 million in unrecognized tax benefits, of which $4.2 million, if recognized, would reduce our income tax expense and effective tax rate. It is reasonably possible that there could be a reduction in the balance of unrecognized tax benefits of up to $1.0 million in the next twelve months.

These factors resulted in net earnings attributable to common shareholders of $67.7 million or 3.2% of total net sales for fiscal 2010, an increase of $21.5 million or 46.5% over net earnings of $46.2 million or 2.4% of total net sales for fiscal 2009.

Liquidity and Capital Resources

At January 28, 2012 and January 29, 2011, cash and cash equivalents totaled $125.3 million and $136.4 million, respectively. We had working capital of $544.1 million and $497.4 million at January 28, 2012 and January 29, 2011, respectively. Our primary sources of working capital are cash flows from operations and borrowings under our Credit Agreement. The $46.7 million increase in working capital at January 28, 2012 compared to January 29, 2011 resulted mainly from net earnings adjusted for non-cash charges and increased inventories, which more than offset the increase in accrued expenses and other current liabilities and the purchases of treasury stock made during fiscal 2011.

Credit Facilities

On January 26, 2011, we entered into a Second Amended and Restated Credit Agreement (the "Credit Agreement") with a group of banks to amend and restate our existing credit facility, which provided the Company with a revolving credit facility that was scheduled to mature on February 11, 2012, as well as a term loan to our Canadian subsidiaries, which was scheduled to mature on February 10, 2011. The term loan outstanding balance of US$46.7 million was paid in full during the fourth quarter of fiscal 2010.

The Credit Agreement provides for a total senior revolving credit facility of $200.0 million, with increases to $300.0 million upon additional lender commitments, that matures on January 26, 2016. The Credit Agreement is secured by the stock of certain of our subsidiaries. The Credit Agreement has several borrowing and interest rate options including the following indices: (i) adjusted LIBO rate, (ii) adjusted EURIBO rate, (iii) CDO rate, (iv) Canadian prime rate or (v) an alternate base rate (equal to the greater of the prime rate, the federal funds rate plus 0.5% or the adjusted LIBO rate for a one month period plus 1.0%). Advances under the Credit Agreement bear interest at a rate per annum using the applicable indices plus a varying interest rate margin up to 2.75%. The Credit Agreement also provides for fees applicable to amounts available to be drawn under outstanding letters of credit which range from 2.00% to 2.75%, and a fee on unused commitments which ranges from 0.35% to 0.50%. As of January 28, 2012, there were no borrowings outstanding under the Credit Agreement.

The Credit Agreement contains certain restrictive and financial covenants, including the requirement to maintain certain financial ratios. The restrictive provisions in the Credit Agreement reflect an overall covenant structure that is generally representative of a commercial loan made to an investment-grade company. Our debt, however, is not rated and we have not sought, and are not seeking, a rating of our debt. We were in compliance with the covenants in the Credit Agreement as of January 28, 2012.

We utilize letters of credit primarily to secure inventory purchases and as collateral for workers compensation claims. At January 28, 2012, letters of credit totaling approximately $27.4 million were issued and outstanding. Borrowings available under our Credit Agreement at January 28, 2012 were $172.6 million.

Cash flow activities

Operating activities — Our primary source of operating cash flow is from sales to our customers. Our primary uses of cash include clothing product inventory and tuxedo rental product purchases, personnel related expenses, occupancy costs, advertising costs and income tax payments. Our operating activities provided net cash of $162.8 million in 2011 due mainly to net earnings, adjusted for non-cash charges, offset in part by increases in inventories and tuxedo rental product. Our operating activities provided net cash of $169.9 million in 2010 due mainly to net earnings, adjusted for non-cash charges and a decrease in inventories and increases in accounts payable, accrued expenses and other current liabilities, offset in part by increases in accounts receivable and tuxedo rental product and a decrease in income taxes payable. Our operating activities provided net cash of $163.2 million in 2009, due mainly to net earnings, adjusted for non-cash charges, and decreases in inventories and other assets and an increase in income taxes payable, offset in part by an increase in tuxedo rental product and decreases in accounts payable, accrued expenses and other current liabilities. The increase in accounts receivable during fiscal 2010 was due primarily to a build of customer balances at our UK corporate apparel operations acquired in the third quarter of fiscal 2010. Inventories decreased in 2009 as purchases were reduced in line with decreased clothing sales in 2009. Inventories also decreased in 2010 as we continued efforts to align inventory purchases with sales expectations and a decrease in our retail store count. Inventories increased in 2011 primarily due to increased retail sales and replenishment of comparatively oversold levels at the end of the prior year following the third quarter 2010 introduction of a more aggressive promotional cadence. Tuxedo rental product increased in each of the years to support the continued growth in our tuxedo rental business and to replenish retired rental product. The increases in accounts payable, accrued expenses and other current liabilities in 2010 was primarily due to the timing of vendor payments, increased advertising costs and an increase in annual bonuses due to increased sales in 2010, while the decrease in income taxes payable was due to the timing of required tax payments. The decreases in accounts payable, accrued expenses and other current liabilities in 2009 relate mainly to the timing of vendor payments and reduced purchases associated with decreased clothing sales. The decrease in other assets in 2009 was mainly due to tax refunds received, while the increase in income taxes payable was due to the timing and amounts of required tax payments.

Investing activities — Our cash outflows from investing activities are primarily for capital expenditures and, in 2010, acquisitions of businesses, while cash inflows are primarily the result of proceeds from sales of short-term investments. Our investing activities used net cash of $91.8 million, $156.6 million and $36.7 million in 2011, 2010 and 2009, respectively. We made capital expenditures of $91.8 million, $58.9 million and $56.9 million in 2011, 2010 and 2009, respectively. In 2010, we used net cash of $97.8 million for the acquisitions of Dimensions and Alexandra on August 6, 2010. In 2009 we had net proceeds from short-term investments of $19.4 million.

Our capital expenditures relate mainly to costs incurred for stores opened, remodeled or relocated during the year or under construction at the end of the year, distribution facility additions and infrastructure technology investments as detailed below (in millions):

	2011	2010	2009
Retail segment capital expenditures:			
New store construction	$12.3	$ 5.5	$ 3.4
Relocation and remodeling of existing stores	42.0	25.0	26.5
Information technology	15.5	18.9	14.1
Distribution facilities	9.6	4.8	10.8
Other	2.6	1.8	0.8
Total retail segment capital expenditures	82.0	56.0	55.6
Corporate apparel segment capital expenditures	9.8	2.9	1.3
Total capital expenditures	$91.8	$58.9	$56.9

Property additions relating to new retail apparel stores include stores in various stages of completion at the end of the fiscal year (four stores at the end of 2011, four stores at the end of 2010 and one store at the end of 2009).

Financing activities — Our cash outflows from financing activities consist primarily of cash dividend payments, debt payments and purchases of treasury shares, while cash inflows from financing activities consist primarily of proceeds from the issuance of common stock. In 2011, our financing activities used net cash of $81.8 million, due mainly to the purchases of treasury shares and the payment of cash dividends, offset partially by proceeds from the issuance of common stock. In 2010, our financing activities used net cash of $65.3 million, due mainly to the payment of cash dividends and payments on our Canadian term loan, offset partially by proceeds from the issuance of common stock. In 2009, our financing activities used net cash of $36.9 million, due mainly to the payment of cash dividends and payments on our revolving credit facility, offset partially by proceeds from the issuance of common stock.

Share repurchase program — In January 2011, the Board of Directors approved a $150.0 million share repurchase program for our common stock, which amended and increased the Company's then existing $100.0 million share repurchase program authorized in August 2007.

No shares were repurchased under the Board authorizations during fiscal 2009 or 2010. During fiscal 2011, 2,322,340 shares at a cost of $63.8 million were repurchased at an average price per share of $27.47 under the Board authorization. At January 28, 2012, the remaining balance available under the Board authorization was $86.2 million. Subsequent to January 28, 2012 and through March 20, 2012, we have purchased 861,484 shares for $33.6 million at an average price per share of $39.01 under the Board authorization.

During fiscal 2011, 2010 and 2009, 7,132 shares, 7,134 shares and 7,292 shares, respectively, at a cost of $0.2 million, $0.1 million and $0.1 million, respectively, were repurchased at an average price per share of $27.77, $20.24 and $12.29, respectively, in private transactions to satisfy tax withholding obligations arising upon the vesting of certain restricted stock.

The following table summarizes our total treasury share repurchases during fiscal 2011, 2010 and 2009 (in thousands, except share data and average price per share):

	2011	2010	2009
Shares repurchased	2,329,472	7,134	7,292
Total cost	$ 63,988	$ 144	$ 90
Average price per share	$ 27.47	$20.24	$12.29

Dividends — Cash dividends paid were approximately $25.1 million, $19.1 million and $14.7 million during fiscal 2011, 2010 and 2009, respectively. In fiscal 2011, a dividend of $0.12 per share was declared in the first, second and third quarters and a dividend of $0.18 per share was declared in the fourth quarter, for an annual dividend of $0.54 per share. In fiscal 2010, a dividend of $0.09 per share was declared in the first, second and third quarters and a dividend of $0.12 per share was declared in the fourth quarter, for an annual dividend of $0.39 per share. In fiscal 2009, a dividend of $0.07 per share was declared in the first, second and third quarters and a dividend of $0.09 per share was declared in the fourth quarter, for an annual dividend of $0.30 per share.

The cash dividend of $0.18 per share declared by our Board of Directors in January 2012 is payable on March 23, 2012 to shareholders of record on March 13, 2012. The dividend payout is approximately $9.3 million and is included in accrued expenses and other current liabilities on the consolidated balance sheet as of January 28, 2012.

Future sources and uses of cash

Our primary uses of cash are to finance working capital requirements of our operations. In addition, we will use cash to fund capital expenditures, income tax and dividend payments, operating leases and various other obligations, including the commitments discussed in the "Contractual Obligations" table below, as they arise.

Capital expenditures are anticipated to be in the range of $100.0 to $107.0 million for 2012. This amount includes the anticipated costs of opening approximately 26 new Men's Wearhouse stores and three new Moores stores in 2012. The average cost (excluding telecommunications and point-of-sale equipment and inventory) of opening a new store is expected to be approximately $0.5 million in 2012. The balance of the capital expenditures for 2012 will be used for telecommunications, point-of-sale and other computer equipment and systems, store relocations, remodeling and expansion, distribution facilities, investment in our corporate uniform program and investment in other corporate assets. The Company anticipates that each of the 26 new Men's Wearhouse stores and each of the three new Moores stores will require, on average, an initial inventory costing approximately $0.4 million (subject to the seasonal patterns that affect inventory at all stores). These inventory purchases will be funded by cash from operations, trade credit and, if necessary, borrowings under our Credit Agreement. The actual amount of future capital expenditures and inventory purchases will depend in part on the number of new stores opened and the terms on which new stores are leased, as well as on industry trends consistent with our anticipated operating plans. Additionally, market conditions may produce attractive opportunities for us to make acquisitions larger than our past acquisitions. Any such acquisitions may be undertaken as an alternative to opening new stores. We may use cash on hand, together with cash flow from operations, borrowings under our Credit Agreement and issuances of debt or equity securities, to take advantage of any significant acquisition opportunities.

Current domestic and global economic conditions, including high unemployment levels, reduced public sector spending and constrained credit markets, could negatively affect our future operating results as well as our existing cash and cash equivalents balances. In addition, conditions in the financial markets could limit our access to additional capital resources, if needed, and could increase associated costs. We believe based on our current business plan that our existing cash and cash flows from operations will be sufficient to fund our planned store openings, relocations and remodelings, other capital expenditures and operating cash requirements, and that we will be able to maintain compliance with the covenants in our Credit Agreement for at least the next 12 months. Borrowings available under our Credit Agreement were $172.6 million as of January 28, 2012.

We are exposed to market risk associated with foreign currency exchange rate fluctuations as a result of our direct sourcing programs and our operations in foreign countries. In connection with our direct sourcing programs, we may enter into merchandise purchase commitments that are denominated in a currency different from the functional currency of the operating entity. Our risk management policy is to hedge a significant portion of forecasted merchandise purchases for our direct sourcing programs that bear foreign exchange risk using foreign exchange forward contracts. As these foreign exchange forward contracts are with three financial institutions, we are exposed to credit risk in the event of nonperformance by these parties. However, due to the creditworthiness of these major financial institutions, full performance is anticipated.

Contractual Obligations

As of January 28, 2012, the Company is obligated to make cash payments in connection with its noncancelable capital and operating leases and other contractual obligations in the amounts listed below. In addition, we utilize letters of credit primarily for inventory purchases and as collateral for workers compensation claims. At January 28, 2012, letters of credit totaling approximately $27.4 million were issued and outstanding.

	Payments Due by Period				
	Total	<1 Year	1-3 Years	4-5 Years	> 5 Years
	(In millions)				
Contractual obligations					
Capital lease obligations[(a)]	$ 6.6	$ 1.6	$ 2.9	$ 1.8	$ 0.3
Operating lease base rentals[(a)]	714.6	152.9	251.7	174.8	135.2
Other contractual obligations[(b)]	29.0	11.0	11.6	4.5	1.9
Total contractual obligations[(c)]	$750.2	$165.5	$266.2	$181.1	$137.4

(a) We lease retail business locations, office and warehouse facilities, copier equipment and automotive equipment under various noncancelable capital and operating leases. Leases on retail business locations specify minimum base rentals plus common area maintenance charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases provide for renewal options at rates specified in the leases. Our future lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. See Note 16 of Notes to Consolidated Financial Statements for more information.

(b) Other contractual obligations consist primarily of payments required under our marketing agreement with David's Bridal, Inc. and our agreement with Vera Wang that gives us the exclusive right to Black by Vera Wang tuxedo products.

(c) Excluded from the table above is $5.7 million, which includes $1.4 million in interest, related to uncertain tax positions. These amounts are not included due to our inability to predict the timing of the settlement of these amounts. Refer to Note 5 of Notes to Consolidated Financial Statements for more information.

In the normal course of business, we issue purchase orders to vendors/suppliers for merchandise. The purchase orders represent executory contracts requiring performance by the vendors/suppliers, including the delivery of the merchandise prior to a specified cancellation date and compliance with product specifications, quality standards and other requirements. In the event of the vendor's failure to meet the agreed upon terms and conditions, we may cancel the order.

Off-Balance Sheet Arrangements

Other than the noncancelable operating leases, other contractual obligations and letters of credit discussed above, the Company does not have any off-balance sheet arrangements that are material to its financial position or results of operations.

Inflation

The Company believes the impact of inflation on the results of operations during the periods presented has been minimal. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires the appropriate application of accounting policies in accordance with generally accepted accounting principles. In many instances, this also requires management to make estimates and assumptions about future events that affect the amounts and disclosures included in our financial statements. We base our estimates on historical experience and various assumptions that we believe are reasonable under our current business model. However, because future events and conditions and their effects cannot be determined with certainty, actual results will differ from our estimates and such differences could be material to our financial statements.

Our accounting policies are described in Note 1 of Notes to Consolidated Financial Statements. We consistently apply these policies and periodically evaluate the reasonableness of our estimates in light of actual events. Historically, we have found our accounting policies to be appropriate and our estimates and assumptions reasonable. Our critical accounting policies, which are those most significant to the presentation of our financial position and results of operations and those that require significant judgment or complex estimates by management, are discussed below.

Revenue Recognition — Clothing product revenue is recognized at the time of sale and delivery of merchandise, net of actual sales returns and a provision for estimated sales returns, and excludes sales taxes. Revenues from tuxedo rental, alteration and other services are recognized upon completion of the services.

We present all non-income government-assessed taxes (sales, use and value added taxes) collected from our customers and remitted to governmental agencies on a net basis (excluded from net sales) in our consolidated financial statements. The government-assessed taxes are recorded in accrued expenses and other current liabilities until they are remitted to the government agency.

Inventories — Our inventory is carried at the lower of cost or market. Cost is determined based on the average cost method. Our inventory cost also includes estimated buying and distribution costs (warehousing, freight, hangers and merchandising costs) associated with the inventory, with the balance of such costs included in cost of sales. We make assumptions, based primarily on historical experience, as to items in our inventory that may be damaged, obsolete or salable only at marked down prices and reduce the cost of inventory to reflect the market value of these items. If actual damages, obsolescence or market demand is significantly different from our estimates, additional inventory write-downs could be required. In addition, buying and distribution costs are allocated to inventory based on the ratio of annual product purchases to inventory cost. If this ratio were to change significantly, it could materially affect the amount of buying and distribution costs included in cost of sales.

In the third quarter of fiscal 2010, we changed the method of determining cost under the lower of cost or market inventory valuation method used for our K&G brand (representing approximately 23% of our inventory) from the retail inventory method to the average cost method. We believe the average cost method is preferable over the retail inventory method because it results in greater precision in the determination of cost of sales and inventories. Additionally, this change resulted in a consistent inventory valuation method for all of our inventories.

We recorded the cumulative effect of the change in accounting principle retrospectively as of February 1, 2009. The cumulative effect of this change in accounting principle as of February 1, 2009 was an increase in inventory of $2.2 million, a decrease in deferred tax assets of $0.9 million and a net increase in retained earnings of $1.3 million.

Impairment of Long-Lived Assets — Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a store level. Assets are reviewed using factors including, but not limited to, the Company's future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. Estimating future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales, costs and useful lives of assets. Significant judgment is also involved in selecting the appropriate discount rate to be applied in determining the estimated fair value of an asset. Changes to our key assumptions related to future performance, market conditions and other economic factors can significantly affect our impairment evaluation. For example, unanticipated adverse market conditions can cause individual stores to become unprofitable and can result in an impairment charge for the property and equipment assets in those stores.

During fiscal 2009, we recognized retail segment pretax non-cash asset impairment charges of $19.5 million related to store assets for 145 Men's Wearhouse and Tux stores and 12 K&G stores. During fiscal 2010, we recognized retail segment pretax non-cash asset impairment charges of $5.9 million related to store assets for 49 Men's Wearhouse and Tux stores, four K&G stores and three Men's Wearhouse stores. During fiscal 2011, we recognized retail segment pretax non-cash asset impairment charges of $2.0 million related to store assets for 26 Men's Wearhouse and Tux stores and two K&G stores.

The pretax asset impairment charges related to the store assets for the Men's Wearhouse and Tux stores were $14.4 million in fiscal 2009, $3.6 million in fiscal 2010 and $1.4 million in fiscal 2011 and resulted mainly from a consumer driven shifting of rental revenues from the rental stores to our Men's Wearhouse stores located in close proximity (one mile or less). The pretax asset impairment charges for the K&G stores of $5.1 million in 2009 and $1.9 million in 2010 were the result primarily of sales declines that started in 2007 and continued through fiscal 2010 caused mainly by the downturn experienced by the U.S. economy. In fiscal 2011, we recognized pretax asset impairment charges of $0.6 million for two K&G stores that are still in operation. We also recognized pretax asset impairment charges in fiscal 2010 of $0.4 million for three Men's Wearhouse stores, one of which is still in operation at the end of fiscal 2011. No asset impairment charges were recognized for any Men's Wearhouse stores in fiscal 2009 or 2011.

Changes to our key assumptions related to future performance, market conditions and other economic factors could result in future impairment charges for stores or other long-lived assets where the carrying amount of the assets may not be recoverable.

Goodwill and Other Intangible Assets — Goodwill and other intangible assets are initially recorded at their fair values. Trademarks, tradenames, customer relationships and other identifiable intangible assets with finite useful lives are amortized to expense over their estimated useful lives of three to 20 years using the straight-line method and are periodically evaluated for impairment as discussed in the "*Impairment of Long-Lived Assets*" section above. Identifiable intangible assets with an indefinite useful life, including goodwill, are not amortized but are evaluated annually as of our fiscal year end for impairment. A more frequent evaluation is performed if events or circumstances indicate that impairment could have occurred. Such events or circumstances could include, but are not limited to, significant negative industry or economic trends, unanticipated changes in the competitive environment, decisions to significantly modify or dispose of operations and a significant sustained decline in the market price of our stock.

Goodwill, which totaled $87.8 million at January 28, 2012, represents the excess cost of businesses acquired over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in prior business combinations. For purposes of our goodwill impairment evaluation, the reporting units are our operating brands identified in Note 14 of Notes to Consolidated Financial Statements. Goodwill has been assigned to the reporting units based on prior business combinations related to the brands. The goodwill impairment evaluation is performed in two steps. The first step is intended to determine if potential impairment exists and is performed by comparing each reporting unit's fair value to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its estimated fair value, goodwill is considered potentially impaired, and we must complete the second step of the testing to determine the amount of any impairment. The second step requires an allocation of the reporting unit's first step estimated fair value to the individual assets and liabilities of the reporting unit in the same manner as if the reporting unit was being acquired in a business combination. Any excess of the estimated fair value over the amounts allocated to the individual assets and liabilities represents the implied fair value of goodwill for the reporting unit. If the implied fair value of goodwill is less than the recorded goodwill, we would recognize an impairment charge for the difference.

In our step one process, we estimate the fair value of our reporting units using a combined income and market comparable approach. Our income approach uses projected future cash flows that are discounted using a weighted-average cost of capital analysis that reflects current market conditions. The market comparable approach primarily considers market price multiples of comparable companies and applies those price multiples to certain key drivers of the reporting unit. We engage an independent valuation firm to assist us in estimating the fair value of our reporting units.

Management judgment is a significant factor in the goodwill impairment evaluation process. The computations require management to make estimates and assumptions. Critical assumptions that are used as part of these evaluations include:

- *The potential future cash flows of the reporting unit.* The income approach relies on the timing and estimates of future cash flows. The projections use management's estimates of economic and market conditions over the projected period, including growth rates in revenue, gross margin and expense. The cash flows are based on the Company's most recent business operating plans and various growth rates have been assumed for years beyond the current business plan period. We believe that the assumptions and rates used in our 2011 impairment evaluation are reasonable; however, variations in the assumptions and rates could result in significantly different estimates of fair value.
- *Selection of an appropriate discount rate.* The income approach requires the selection of an appropriate discount rate, which is based on a weighted average cost of capital analysis. The discount rate is affected by changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants. Given current economic conditions, it is possible that the discount rate will fluctuate in the near term. The weighted average cost of capital used to discount the cash flows for our reporting units ranged from 13.0% to 15.5% for the 2011 analysis.
- *Selection of comparable companies within the industry.* For purposes of the market comparable approach, valuations were determined by calculating average price multiples of relevant key drivers from a group of companies that are comparable to the reporting units being analyzed and applying those price multiples to the key drivers of the reporting unit. While the market price multiple is not an assumption, a presumption that it provides an indicator of the value of the reporting unit is inherent in the valuation. The determination of the market comparable also involves a degree of judgment. Earnings multiples of 5.0 to 7.5 were used for the 2011 analysis for our operating brands including Men's Wearhouse, K&G, Moores, MW Cleaners and our UK-based operations. A revenue multiple of 1.0 was used for the 2011 analysis for our Twin Hill operating brand.

As discussed above, the fair values of reporting units in 2011 were determined using a combined income and market comparable approach. We believe these two approaches are appropriate valuation techniques and we generally weight the two values equally as an estimate of reporting unit fair value for the purposes of our impairment testing. However, we may weigh one value more heavily than the other when conditions merit doing so. The fair value derived from the weighting of these two methods provided appropriate valuations that, in aggregate, reasonably reconciled to our market capitalization, taking into account observable control premiums. Therefore, we used the valuations in evaluating goodwill for possible impairment and determined that none of our goodwill was impaired.

The goodwill impairment evaluation process requires management to make estimates and assumptions with regard to the fair value of the reporting units. Actual values may differ significantly from these judgments, particularly if there are significant adverse changes in the operating environment for our reporting units. Sustained declines in the Company's market capitalization could also increase the risk of goodwill impairment. Such occurrences could result in future goodwill impairment charges that would, in turn, negatively impact the Company's results of operations; however, any such goodwill impairments would be non-cash charges that would not affect our cash flows or compliance with our current debt covenants.

No goodwill impairment was identified in fiscal 2011, 2010 or 2009.

Tuxedo Rental Product — The cost of our tuxedo rental product is amortized to cost of sales based on the cost of each unit rented, which is estimated based on the number of times the unit is expected to be rented and the average cost of the rental product. Lost, damaged and retired rental product is also charged to cost of sales. Tuxedo rental product is amortized to expense generally over a two to three year period. We make assumptions, based primarily on historical experience and information obtained from tuxedo rental industry sources, as to the number of times each unit can be rented. If the actual number of times a unit can be rented were to vary significantly from our estimates, it could materially affect the amount of tuxedo rental product amortization included in cost of sales.

Self-Insurance — We self-insure significant portions of our workers' compensation and employee medical costs. We estimate our liability for future payments under these programs based on historical experience and various assumptions as to participating employees, health care costs, number of claims and other factors, including industry trends and information provided to us by our insurance broker. We also use actuarial estimates. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments.

Income Taxes — Income taxes are accounted for using the asset and liability method. Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in enacted tax rates expected to be in effect when the temporary differences reverse. The deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those tax benefits is uncertain.

Significant judgment is required in determining the provision for income taxes and the related taxes payable and deferred tax assets and liabilities since, in the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, our tax returns are subject to audit by various domestic and foreign tax authorities that could result in material adjustments or differing interpretations of the tax laws. Although we believe that our estimates are reasonable and are based on the best available information at the time we prepare the provision, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and/or penalties related to uncertain tax positions are recognized in income tax expense. Significant judgment is required in determining our uncertain tax positions. We have established accruals for uncertain tax positions using our best judgment and adjust these accruals, as warranted, due to changing facts and circumstances. A change in our uncertain tax positions, in any given period, could have a significant impact on our financial position, results of operations and cash flows for that period.

Operating Leases — Our operating leases primarily relate to stores and generally contain rent escalation clauses, rent holidays, contingent rent provisions and occasionally leasehold incentives. We recognize rent expense for operating leases on a straight-line basis over the term of the lease, which is generally five to ten years based on the initial lease term plus first renewal option periods that are reasonably assured. Rent expense for stores is included in cost of sales as a part of occupancy cost and other rent is included in selling, general and administrative expenses. The lease terms commence when we take possession with the right to control use of the leased premises and, for stores, is generally 60 days prior to the date rent payments begin. Rental costs associated with ground or building operating leases that are incurred during a construction period are recognized as rental expense. Deferred rent that results from recognition of rent on a straight-line basis is included in other liabilities. Landlord incentives received for reimbursement of leasehold improvements are recorded as deferred rent and amortized as a reduction to rent expense over the term of the lease. Contingent rentals are generally based on percentages of sales and are recognized as store rent expense as they accrue.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued updated guidance regarding testing goodwill for impairment. The updated guidance will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. Under this amendment, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendment includes a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this update will only impact our testing of goodwill for impairment and will have no impact on our financial position, results of operations or cash flows. We are currently evaluating the impact of this updated guidance on our goodwill impairment testing process.

In June 2011, the FASB issued updated guidance regarding the presentation of comprehensive income. The updated guidance allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued a "Deferral of the Effective Date for Amendments of the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income." This defers only the changes that relate to the presentation of reclassification adjustments on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. These amendments are to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of this update will only impact the presentation of comprehensive income in our consolidated financial statements.

In May 2011, the FASB updated the guidance regarding certain accounting and disclosure requirements related to fair value measurements. The updated guidance amends U.S. Generally Accepted Accounting Principles ("GAAP") to create more commonality with International Financial Reporting Standards ("IFRS") by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is not permitted. We do not expect the adoption of this update to have a material impact on our financial position, results of operations or cash flows.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Currency Risk

We are subject to exposure from fluctuations in U.S. dollar/Euro exchange rates, U.S. dollar/pound Sterling ("GBP") exchange rates and U.S. dollar/Canadian dollar ("CAD") exchange rates as a result of our direct sourcing programs and our operations in foreign countries. Our acquired UK-based operations in particular are subject to exposure from fluctuations in U.S. dollar/GBP exchange rates as Dimensions and Alexandra sell their products and conduct their business primarily in GBP but purchase most of their merchandise in transactions paid in U.S. dollars.

As further described in Note 13 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Information and Results of Operations — Liquidity and Capital Resources", our risk management policy is to hedge a significant portion of forecasted merchandise purchases for our direct sourcing programs that bear foreign exchange risk using foreign exchange forward contracts. The Company has not elected to apply hedge accounting to these transactions denominated in a foreign currency. At January 28, 2012, we had 10 contracts maturing in varying increments to purchase euros for an aggregate notional amount of US$1.7 million maturing at various dates through June 2012, nine contracts maturing in varying increments to purchase USD for an aggregate notional amount of CAD $5.9 million maturing at various dates through June 2012 and 22 contracts maturing in varying increments to purchase USD for an aggregate notional amount of GBP £10.5 million maturing at various dates through May 2012. For the fiscal year ended January 28, 2012, we recognized a net pre-tax loss of $0.7 million in cost of sales in the consolidated statement of earnings for our derivative financial instruments not designated as hedging instruments. At January 29, 2011, we had six contracts maturing in varying increments to purchase euros for an aggregate notional amount of US$3.8 million maturing at various dates through October 2011, 10 contracts maturing in varying increments to purchase USD for an aggregate notional amount of CAD $5.8 million maturing at various dates through May 2011 and 70 contracts maturing in varying increments to purchase USD for an aggregate notional amount of GBP £27.6 million maturing at various dates through September 2011. For the fiscal year ended January 29, 2011, we recognized a net pre-tax gain of $0.6 million in cost of sales in the consolidated statement of earnings for our derivative financial instruments not designated as hedging instruments. No amounts were recognized in our results of operations during fiscal 2009. A hypothetical 10% increase in applicable January 28, 2012 forward rates could decrease the fair value of the derivative financial instruments by $0.7 million, whereas a hypothetical 10% decrease in applicable January 28, 2012 forward rates could increase the fair value of the derivative contracts by $0.5 million. However, it should be noted that any change in the value of these contracts, whether real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged item.

Dimensions and Alexandra, our UK-based operations, sell their products and conduct their business primarily in GBP but purchase most of their merchandise in transactions paid in U.S. dollars. The exchange rate between the GBP and U.S. dollar has fluctuated over the last ten years. A decline in the value of the GBP as compared to the U.S. dollar will adversely impact our UK operating results as the cost of merchandise purchases will increase and the revenues and earnings of our UK operations will be reduced when they are translated to U.S. dollars. Also, the value of our UK net assets in U.S. dollars may decline. Dimensions and Alexandra utilize foreign currency hedging contracts as discussed above to limit exposure to changes in U.S. dollar/GBP exchange rates.

Moores conducts its business in CAD. The exchange rate between CAD and U.S. dollars has fluctuated over the last ten years. If the value of the CAD against the U.S. dollar weakens, then the revenues and earnings of our Canadian operations will be reduced when they are translated to U.S. dollars. Also, the value of our Canadian net assets in U.S. dollars may decline. Moores utilizes foreign currency hedging contracts as discussed above to limit exposure to changes in U.S. dollar/CAD exchange rates.

Interest Rate Risk

We are also exposed to risk under our Credit Agreement. Interest rates under our Credit Agreement vary with the (i) adjusted LIBO rate, (ii) adjusted EURIBO rate, (iii) CDO rate, (iv) Canadian prime rate or (v) an alternate base rate (equal to the greater of the prime rate, the federal funds rate plus 0.5% or the adjusted LIBO rate for a one month period plus 1.0%). Advances under the Credit Agreement bear interest at a rate per annum using the applicable indices plus a varying interest rate margin up to 2.75%. See Note 4 of Notes to Consolidated Financial Statements. At January 28, 2012, there were no borrowings outstanding under the Credit Agreement.

We also have exposure to market rate risk for changes in interest rates as those rates relate to our investment portfolio. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. As of January 28, 2012, we have highly liquid investments classified as cash equivalents in our consolidated balance sheet. Future investment income earned on our cash equivalents will fluctuate in line with short-term interest rates.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Men's Wearhouse, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of The Men's Wearhouse, Inc. and subsidiaries (the "Company") as of January 28, 2012 and January 29, 2011, and the related consolidated statements of earnings, comprehensive income, equity, and cash flows for each of the three years in the period ended January 28, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Men's Wearhouse, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 28, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 28, 2012

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except shares)

	January 28, 2012	January 29, 2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 125,306	$ 136,371
Accounts receivable, net	56,669	60,607
Inventories	572,502	486,499
Other current assets	70,906	80,531
Total current assets	825,383	764,008
PROPERTY AND EQUIPMENT, AT COST:		
Land	13,332	12,264
Buildings	95,203	90,436
Leasehold improvements	405,202	377,966
Furniture, fixtures and equipment	453,185	429,331
	966,922	909,997
Less accumulated depreciation and amortization	(611,205)	(577,386)
Net property and equipment	355,717	332,611
TUXEDO RENTAL PRODUCT, net	99,814	89,465
GOODWILL	87,782	87,994
INTANGIBLE ASSETS, net	33,711	37,348
OTHER ASSETS	3,545	8,892
TOTAL ASSETS	$1,405,952	$1,320,318
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 123,445	$ 123,881
Accrued expenses and other current liabilities	154,395	139,640
Income taxes payable	3,435	3,135
Total current liabilities	281,275	266,656
DEFERRED TAXES AND OTHER LIABILITIES	92,858	69,809
Total liabilities	374,133	336,465
COMMITMENTS AND CONTINGENCIES (Note 4 and Note 16)		
EQUITY:		
Preferred stock, $.01 par value, 2,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, 71,827,993 and 71,005,810 shares issued	718	710
Capital in excess of par	362,735	341,663
Retained earnings	1,095,535	1,002,975
Accumulated other comprehensive income	36,921	38,366
Treasury stock, 20,447,822 and 18,118,350 shares at cost	(476,749)	(412,761)
Total equity attributable to common shareholders	1,019,160	970,953
Noncontrolling interest	12,659	12,900
Total equity	1,031,819	983,853
TOTAL LIABILITIES AND EQUITY	$1,405,952	$1,320,318

The accompanying notes are an integral part of these consolidated financial statements.

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
For the Years Ended
January 28, 2012, January 29, 2011 and January 30, 2010
(In thousands, except per share amounts)

	Fiscal Year		
	2011	2010	2009
Net sales:			
Retail clothing product	$1,619,671	$1,480,492	$1,433,913
Tuxedo rental services	376,857	364,269	334,068
Alteration and other services	142,665	131,605	128,121
Total retail sales	2,139,193	1,976,366	1,896,102
Corporate apparel clothing product sales	243,491	126,298	13,473
Total net sales	2,382,684	2,102,664	1,909,575
Cost of sales:			
Retail clothing product	723,658	681,817	658,031
Tuxedo rental services	52,621	56,067	57,417
Alteration and other services	107,836	98,126	94,589
Occupancy costs	273,300	276,688	289,672
Total retail cost of sales	1,157,415	1,112,698	1,099,709
Corporate apparel clothing product cost of sales	176,342	91,533	10,968
Total cost of sales	1,333,757	1,204,231	1,110,677
Gross margin:			
Retail clothing product	896,013	798,675	775,882
Tuxedo rental services	324,236	308,202	276,651
Alteration and other services	34,829	33,479	33,532
Occupancy costs	(273,300)	(276,688)	(289,672)
Total retail gross margin	981,778	863,668	796,393
Corporate apparel clothing product gross margin	67,149	34,765	2,505
Total gross margin	1,048,927	898,433	798,898
Asset impairment charges	2,042	5,854	19,473
Selling, general and administrative expenses	861,453	790,908	710,049
Operating income	185,432	101,671	69,376
Interest income	424	315	912
Interest expense	(1,446)	(1,456)	(1,244)
Earnings before income taxes	184,410	100,530	69,044
Provision for income taxes	63,944	32,852	22,829
Net earnings including noncontrolling interest	120,466	67,678	46,215
Net loss attributable to noncontrolling interest	135	19	—
Net earnings attributable to common shareholders	$ 120,601	$ 67,697	$ 46,215
Net earnings per common share attributable to common shareholders (Note 3):			
Basic	$ 2.32	$ 1.27	$ 0.88
Diluted	$ 2.30	$ 1.27	$ 0.88
Weighted average common shares outstanding (Note 3):			
Basic	51,423	52,647	52,130
Diluted	51,692	52,853	52,280

The accompanying notes are an integral part of these consolidated financial statements.

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended
January 28, 2012, January 29, 2011 and January 30, 2010
(In thousands)

	For the Fiscal Year Ended		
	2011	2010	2009
Net earnings including noncontrolling interest	$120,466	$67,678	$46,215
Currency translation adjustments, net of tax	(1,551)	5,744	18,245
Comprehensive income including noncontrolling interest	118,915	73,422	64,460
Comprehensive loss attributable to noncontrolling interest:			
Net loss	135	19	—
Currency translation adjustments, net of tax	106	85	—
Amounts attributable to noncontrolling interest	241	104	—
Comprehensive income attributable to common shareholders	$119,156	$73,526	$64,460

The accompanying notes are an integral part of these consolidated financial statements.

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except shares)

	Common Stock	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Equity Attributable to Common Shareholders	Noncontrolling Interest	Total Equity
BALANCES — January 31, 2009	$700	$315,404	$ 924,288	$14,292	$(412,536)	$ 842,148	$ —	$ 842,148
Cumulative adjustment for change in accounting principle (Note 1)	—	—	1,339	—	—	1,339	—	1,339
Net earnings	—	—	46,215	—	—	46,215	—	46,215
Other comprehensive income	—	—	—	18,245	—	18,245	—	18,245
Cash dividends — $0.30 per share	—	—	(15,810)	—	—	(15,810)	—	(15,810)
Share-based compensation	—	10,168	—	—	—	10,168	—	10,168
Common stock issued to stock discount plan — 138,360 shares	1	1,985	—	—	—	1,986	—	1,986
Common stock issued upon exercise of stock options — 151,235 shares	2	2,118	—	—	—	2,120	—	2,120
Common stock issued pursuant to restricted stock and deferred stock unit awards — 231,273 shares	2	(2)	—	—	—	—	—	—
Tax payments related to vested deferred stock units	—	(1,634)	—	—	—	(1,634)	—	(1,634)
Tax deficiency related to share-based plans	—	(297)	—	—	—	(297)	—	(297)
Treasury stock purchased — 7,292 shares	—	—	—	—	(90)	(90)	—	(90)
BALANCES — January 30, 2010	705	327,742	956,032	32,537	(412,626)	904,390	—	904,390
Net earnings (loss)	—	—	67,697	—	—	67,697	(19)	67,678
Other comprehensive income (loss)	—	—	—	5,829	—	5,829	(85)	5,744
Cash dividends — $0.39 per share	—	—	(20,754)	—	—	(20,754)	—	(20,754)
Share-based compensation	—	11,892	—	—	—	11,892	—	11,892
Common stock issued to stock discount plan — 120,434 shares	1	2,086	—	—	—	2,087	—	2,087
Common stock issued upon exercise of stock options — 120,664 shares	1	1,812	—	—	—	1,813	—	1,813
Common stock issued pursuant to restricted stock and deferred stock unit awards — 260,704 shares	3	(3)	—	—	—	—	—	—
Tax payments related to vested deferred stock units	—	(2,748)	—	—	—	(2,748)	—	(2,748)
Tax benefit related to share-based plans	—	882	—	—	—	882	—	882
Treasury stock issued to profit sharing plan — 386 shares	—	—	—	—	9	9	—	9
Treasury stock purchased — 7,134 shares	—	—	—	—	(144)	(144)	—	(144)
Fair value of noncontrolling interest associated with business acquired (Note 2)	—	—	—	—	—	—	13,004	13,004
BALANCES — January 29, 2011	710	341,663	1,002,975	38,366	(412,761)	970,953	12,900	983,853
Net earnings (loss)	—	—	120,601	—	—	120,601	(135)	120,466
Other comprehensive loss	—	—	—	(1,445)	—	(1,445)	(106)	(1,551)
Cash dividends — $0.54 per share	—	—	(28,041)	—	—	(28,041)	—	(28,041)
Share-based compensation	—	13,798	—	—	—	13,798	—	13,798
Common stock issued to stock discount plan — 103,964 shares	1	2,341	—	—	—	2,342	—	2,342
Common stock issued upon exercise of stock options — 369,085 shares	4	6,008	—	—	—	6,012	—	6,012
Common stock issued pursuant to restricted stock and deferred stock unit awards — 368,494 shares	3	(3)	—	—	—	—	—	—
Tax payments related to vested deferred stock units	—	(2,955)	—	—	—	(2,955)	—	(2,955)
Tax benefit related to share-based plans	—	1,883	—	—	—	1,883	—	1,883
Treasury stock purchased — 2,329,472 shares	—	—	—	—	(63,988)	(63,988)	—	(63,988)
BALANCES — January 28, 2012	$718	$362,735	$1,095,535	$36,921	$(476,749)	$1,019,160	$12,659	$1,031,819

The accompanying notes are an integral part of these consolidated financial statements.

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended
January 28, 2012, January 29, 2011 and January 30, 2010
(In thousands)

	Fiscal Year		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings including noncontrolling interest	$120,466	$ 67,678	$ 46,215
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	75,968	75,998	86,090
Tuxedo rental product amortization	28,858	33,485	37,184
Asset impairment charges	2,042	5,854	19,473
Loss on disposition of assets	2,778	223	1,778
Gain on bargain purchase acquisition	—	(524)	—
Deferred rent expense	1,084	3,001	2,305
Share-based compensation	13,798	11,892	10,168
Excess tax benefits from share-based plans	(1,903)	(1,107)	(392)
Deferred tax provision (benefit)	29,428	8,735	(30,165)
Changes in operating assets and liabilities:			
Accounts receivable	3,615	(19,846)	(167)
Inventories	(86,726)	16,804	14,407
Tuxedo rental product	(39,194)	(19,234)	(40,528)
Other assets	7,088	(7,473)	23,505
Accounts payable, accrued expenses and other current liabilities	5,351	19,155	(24,918)
Income taxes payable	683	(22,026)	20,990
Other liabilities	(539)	(2,668)	(2,790)
Net cash provided by operating activities	162,797	169,947	163,155
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(91,820)	(58,868)	(56,912)
Acquisitions of businesses, net of cash	—	(97,786)	—
Proceeds from sales of available-for-sale investments	—	—	19,410
Proceeds from sales of property and equipment	59	76	797
Net cash used in investing activities	(91,761)	(156,578)	(36,705)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	8,354	3,900	4,106
Payments on revolving credit facility	—	—	(25,000)
Payments on Canadian term loan	—	(46,738)	—
Cash dividends paid	(25,098)	(19,111)	(14,722)
Deferred financing costs	—	(1,577)	—
Tax payments related to vested deferred stock units	(2,955)	(2,748)	(1,634)
Excess tax benefits from share-based plans	1,903	1,107	392
Purchase of treasury stock	(63,988)	(144)	(90)
Net cash used in financing activities	(81,784)	(65,311)	(36,948)
Effect of exchange rate changes	(317)	2,295	9,104
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,065)	(49,647)	98,606
Balance at beginning of period	136,371	186,018	87,412
Balance at end of period	$125,306	$ 136,371	$186,018

The accompanying notes are an integral part of these consolidated financial statements.

THE MEN'S WEARHOUSE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended
January 28, 2012, January 29, 2011 and January 30, 2010
(In thousands)

	Fiscal Year		
	2011	2010	2009
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 1,047	$ 1,144	$1,108
Income taxes, net	$23,127	$59,261	$4,337
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Additional capital in excess of par resulting from tax benefit (deficiency) related to share-based plans	$ 1,883	$ 882	$ (297)
Treasury stock contributed to employee stock plan	$ —	$ 9	$ —
Cash dividends declared	$ 9,339	$ 6,396	$4,753

We had unpaid capital expenditure purchases accrued in accounts payable and accrued expenses and other current liabilities of approximately $12.7 million, $6.3 million and $5.6 million in fiscal 2011, 2010 and 2009, respectively. Capital expenditure purchases are recorded as cash outflows from investing activities in the consolidated statement of cash flows in the period they are paid.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended
January 28, 2012, January 29, 2011 and January 30, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business — The Men's Wearhouse, Inc. and its subsidiaries (the "Company") is a specialty apparel retailer offering suits, suit separates, sport coats, slacks, sportswear, outerwear, dress shirts, shoes and accessories for men and tuxedo rentals. We offer our products and services through multiple channels including The Men's Wearhouse, Men's Wearhouse and Tux, K&G, Moores Clothing for Men and on the internet at www.menswearhouse.com and www.kgstores.com. Our stores are located throughout the United States and Canada and carry a wide selection of brand name and private label merchandise. In addition, we offer our customers a variety of services, including alterations and our loyalty program, and most of our K&G stores offer ladies' career apparel, sportswear and accessories, including shoes, and children's apparel. We follow the standard fiscal year of the retail industry, which is a 52-week or 53-week period ending on the Saturday closest to January 31. Fiscal year 2011 ended on January 28, 2012, fiscal year 2010 ended on January 29, 2011 and fiscal year 2009 ended on January 30, 2010. Fiscal years 2011, 2010 and 2009 each included 52 weeks.

We also conduct corporate apparel and uniform operations through Twin Hill in the United States and Dimensions and Alexandra in the United Kingdom and, in the Houston, Texas area, we conduct retail dry cleaning and laundry operations through MW Cleaners.

On August 6, 2010, we acquired Dimensions Clothing Limited ("Dimensions") and certain assets of Alexandra plc ("Alexandra"), two leading providers of corporate clothing uniforms and workwear in the United Kingdom ("UK"), (refer to Note 2 for further details regarding the acquisitions). As a result of these acquisitions, in the third quarter of fiscal 2010, the Company revised its segment reporting to reflect two reportable segments, retail and corporate apparel, based on the way we manage, evaluate and internally report our business activities. Prior to these acquisitions our corporate apparel business did not have a significant effect on the revenues or expenses of the Company and we reported our business as one operating segment. Refer to Note 14 for further segment information.

On September 1, 2010, the Company assigned its rights to receive an aggregate of $2.6 million of the proceeds from life insurance policies on the life of George Zimmer, Executive Chairman of the Board, to Mr. Zimmer and a trust for the benefit of Mr. Zimmer in exchange for a cash payment of $2.6 million from Mr. Zimmer. The Company acquired the right to receive a portion of the proceeds from the life insurance policies as a result of paying premiums in the amount of $2.6 million on the policies. All such premium payments were made by the Company prior to 2003.

Principles of Consolidation — The consolidated financial statements include the accounts of The Men's Wearhouse, Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our most significant estimates and assumptions, as discussed in "Management's Discussion and Analysis — Critical Accounting Policies and Estimates" included herein, are those relating to revenue recognition, inventories, impairment of long-lived assets, including goodwill, amortization of the cost of our tuxedo rental product, our estimated liabilities for self-insured portions of our workers' compensation and employee health benefit costs, our estimates relating to income taxes and our operating lease accounting.

Cash and Cash Equivalents — Cash and cash equivalents includes all cash in banks, cash on hand and all highly liquid investments with an original maturity of three months or less.

Accounts Receivable — Accounts receivable consists of our receivables from third-party credit card providers and other trade receivables, net of an allowance for uncollectible accounts of $0.8 million and $0.9 million in fiscal 2011 and 2010, respectively. Collectability is reviewed regularly and the allowance is adjusted as necessary. Our other trade receivables consist primarily of receivables from our corporate apparel segment customers.

Inventories — Inventories are valued at the lower of cost or market. Cost is determined based on the average cost method. Our inventory cost also includes estimated buying and distribution costs (warehousing, freight, hangers and merchandising costs) associated with the inventory, with the balance of such costs included in cost of sales. Buying and distribution costs are allocated to inventory based on the ratio of annual product purchases to inventory cost. We make assumptions, based primarily on historical experience, as to items in our inventory that may be damaged, obsolete or salable only at marked down prices and reduce the cost of inventory to reflect the market value of these items.

In the third quarter of fiscal 2010, we changed the method of determining cost under the lower of cost or market inventory valuation method used for our K&G brand (representing approximately 23% of our inventory) from the retail inventory method to the average cost method. We believe the average cost method is preferable over the retail inventory method because it results in greater precision in the determination of cost of sales and inventories. Additionally, this change resulted in a consistent inventory valuation method for all of our inventories.

We recorded the cumulative effect of the change in accounting principle retrospectively as of February 1, 2009. The cumulative effect of this change in accounting principle as of February 1, 2009 was an increase in inventory of $2.2 million, a decrease in deferred tax assets of $0.9 million and a net increase in retained earnings of $1.3 million.

Property and Equipment — Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related allowances for depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Buildings are depreciated using the straight-line method over their estimated useful lives of 20 to 25 years. Depreciation of leasehold improvements is computed on the straight-line method over the term of the lease, which is generally five to ten years based on the initial lease term plus first renewal option periods that are reasonably assured, or the useful life of the assets, whichever is shorter. Furniture, fixtures and equipment are depreciated using primarily the straight-line method over their estimated useful lives of three to 25 years.

Depreciation expense was $72.6 million, $73.6 million and $83.9 million for fiscal 2011, 2010 and 2009, respectively.

Impairment of Long-Lived Assets — Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a store level. Assets are reviewed using factors including, but not limited to, the Company's future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. Estimating future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales, costs and useful lives of assets. Significant judgment is also involved in selecting the appropriate discount rate to be applied in determining the estimated fair value of an asset. Changes to our key assumptions related to future performance, market conditions and other economic factors can significantly affect our impairment evaluation. For example, unanticipated adverse market conditions can cause individual stores to become unprofitable and can result in an impairment charge for the property and equipment assets in those stores.

During fiscal 2009, we recognized retail segment pretax non-cash asset impairment charges of $19.5 million related to store assets for 145 Men's Wearhouse and Tux stores and 12 K&G stores. During fiscal 2010, we recognized retail segment pretax non-cash asset impairment charges of $5.9 million related to store assets for 49 Men's Wearhouse and Tux stores, four K&G stores and three Men's Wearhouse stores. During fiscal 2011, we recognized retail segment pretax non-cash asset impairment charges of $2.0 million related to store assets for 26 Men's Wearhouse and Tux stores and two K&G stores.

The pretax asset impairment charges related to the store assets for the Men's Wearhouse and Tux stores were $14.4 million in fiscal 2009, $3.6 million in fiscal 2010 and $1.4 million in fiscal 2011 and resulted mainly from a consumer driven shifting of rental revenues from the rental stores to our Men's Wearhouse stores located in close proximity (one mile or less). The pretax asset impairment charges for the K&G stores of $5.1 million in 2009 and $1.9 million in 2010 were the result primarily of sales declines that started in 2007 and continued through fiscal 2010 caused mainly by the downturn experienced by the U.S. economy. In fiscal 2011, we recognized pretax asset impairment charges of $0.6 million for two K&G stores that are still in operation. We also recognized pretax asset impairment charges in fiscal 2010 of $0.4 million for three Men's Wearhouse stores, one of which is still in operation at the end of fiscal 2011. No asset impairment charges were recognized for any Men's Wearhouse stores in fiscal 2009 or 2011.

Changes to our key assumptions related to future performance, market conditions and other economic factors could result in future impairment charges for stores or other long-lived assets where the carrying amount of the assets may not be recoverable.

Goodwill and Other Intangible Assets — Goodwill and other intangible assets are initially recorded at their fair values. Trademarks, tradenames, customer relationships and other identifiable intangible assets with finite useful lives are amortized to expense over their estimated useful lives of three to 20 years using the straight-line method and are periodically evaluated for impairment as discussed in the "*Impairment of Long-Lived Assets*" section above. Identifiable intangible assets with an indefinite useful life, including goodwill, are not amortized but are evaluated annually as of our fiscal year end for impairment. A more frequent evaluation is performed if events or circumstances indicate that impairment could have occurred. Such events or circumstances could include, but are not limited to, significant negative industry or economic trends, unanticipated changes in the competitive environment, decisions to significantly modify or dispose of operations and a significant sustained decline in the market price of our stock.

Goodwill, which totaled $87.8 million at January 28, 2012, represents the excess cost of businesses acquired over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in prior business combinations. For purposes of our goodwill impairment evaluation, the reporting units are our operating brands identified in Note 14. Goodwill has been assigned to the reporting units based on prior business combinations related to the brands. The goodwill impairment evaluation is performed in two steps. The first step is intended to determine if potential impairment exists and is performed by comparing each reporting unit's fair value to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its estimated fair value, goodwill is considered potentially impaired, and we must complete the second step of the testing to determine the amount of any impairment. The second step requires an allocation of the reporting unit's first step estimated fair value to the individual assets and liabilities of the reporting unit in the same manner as if the reporting unit was being acquired in a business combination. Any excess of the estimated fair value over the amounts allocated to the individual assets and liabilities represents the implied fair value of goodwill for the reporting unit. If the implied fair value of goodwill is less than the recorded goodwill, we would recognize an impairment charge for the difference.

In our step one process, we estimate the fair value of our reporting units using a combined income and market comparable approach. Our income approach uses projected future cash flows that are discounted using a weighted-average cost of capital analysis that reflects current market conditions. The market comparable approach primarily considers market price multiples of comparable companies and applies those price multiples to certain key drivers of the reporting unit. We engage an independent valuation firm to assist us in estimating the fair value of our reporting units.

Management judgment is a significant factor in the goodwill impairment evaluation process. The computations require management to make estimates and assumptions. Critical assumptions that are used as part of these evaluations include:

- *The potential future cash flows of the reporting unit.* The income approach relies on the timing and estimates of future cash flows. The projections use management's estimates of economic and market conditions over the projected period, including growth rates in revenue, gross margin and expense. The cash flows are based on the Company's most recent business operating plans and various growth rates have been assumed for years beyond the current business plan period. We believe that the assumptions and rates used in our 2011 impairment evaluation are reasonable; however, variations in the assumptions and rates could result in significantly different estimates of fair value.

- *Selection of an appropriate discount rate.* The income approach requires the selection of an appropriate discount rate, which is based on a weighted average cost of capital analysis. The discount rate is affected by changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants. Given current economic conditions, it is possible that the discount rate will fluctuate in the near term. The weighted average cost of capital used to discount the cash flows for our reporting units ranged from 13.0% to 15.5% for the 2011 analysis.

- *Selection of comparable companies within the industry.* For purposes of the market comparable approach, valuations were determined by calculating average price multiples of relevant key drivers from a group of companies that are comparable to the reporting units being analyzed and applying those price multiples to the key drivers of the reporting unit. While the market price multiple is not an assumption, a presumption that it provides an indicator of the value of the reporting unit is inherent in the valuation. The determination of the market comparable also involves a degree of judgment. Earnings multiples of 5.0 to 7.5 were used for the 2011 analysis for our operating brands including Men's Wearhouse, K&G, Moores, MW Cleaners and our UK-based operations. A revenue multiple of 1.0 was used for the 2011 analysis for our Twin Hill operating brand.

As discussed above, the fair values of reporting units in 2011 were determined using a combined income and market comparable approach. We believe these two approaches are appropriate valuation techniques and we generally weight the two values equally as an estimate of reporting unit fair value for the purposes of our impairment testing. However, we may weigh one value more heavily than the other when conditions merit doing so. The fair value derived from the weighting of these two methods provided appropriate valuations that, in aggregate, reasonably reconciled to our market capitalization, taking into account observable control premiums. Therefore, we used the valuations in evaluating goodwill for possible impairment and determined that none of our goodwill was impaired.

The goodwill impairment evaluation process requires management to make estimates and assumptions with regard to the fair value of the reporting units. Actual values may differ significantly from these judgments, particularly if there are significant adverse changes in the operating environment for our reporting units. Sustained declines in the Company's market capitalization could also increase the risk of goodwill impairment. Such occurrences could result in future goodwill impairment charges that would, in turn, negatively impact the Company's results of operations; however, any such goodwill impairments would be non-cash charges that would not affect our cash flows or compliance with our current debt covenants.

No goodwill impairment was identified in fiscal 2011, 2010 or 2009.

Tuxedo Rental Product — Tuxedo rental product is amortized to cost of sales based on the cost of each unit rented. The cost of each unit rented is estimated based on the number of times the unit is expected to be rented and the average cost of the rental product. Lost, damaged and retired rental product is also charged to cost of sales. Tuxedo rental product is amortized to expense generally over a two to three year period. We make assumptions, based primarily on historical experience and information obtained from tuxedo rental industry sources, as to the number of times each unit can be rented. Amortization expense was $28.9 million, $33.5 million and $37.2 million for fiscal 2011, 2010 and 2009, respectively.

Derivative Financial Instruments — Derivative financial instruments are recorded in the consolidated balance sheet at fair value as other current assets or accrued expenses and other current liabilities. The Company has not elected to apply hedge accounting to our derivative financial instruments. The gain or loss on derivative financial instruments is recorded in cost of sales in the consolidated statements of earnings. Refer to Note 13 for further information regarding our derivative instruments.

Self-Insurance — We self-insure significant portions of our workers' compensation and employee medical costs. We estimate our liability for future payments under these programs based on historical experience and various assumptions as to participating employees, health care costs, number of claims and other factors, including industry trends and information provided to us by our insurance broker. We also use actuarial estimates. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments.

Sabbatical Leave — We recognize compensation expense associated with a sabbatical leave or other similar benefit arrangement over the requisite service period during which an employee earns the benefit. The accrued liability for sabbatical leave, which is included in accrued expenses and other current liabilities in the consolidated balance sheets, was $11.1 million and $9.9 million as of fiscal 2011 and 2010, respectively.

Income Taxes — Income taxes are accounted for using the asset and liability method. Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and subsequently adjusted to reflect changes in enacted tax rates expected to be in effect when the temporary differences reverse. The deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those tax benefits is uncertain.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and/or penalties related to uncertain tax positions are recognized in income tax expense. See Note 5 for further information regarding income taxes.

Revenue Recognition — Clothing product revenue is recognized at the time of sale and delivery of merchandise, net of actual sales returns and a provision for estimated sales returns, and excludes sales taxes. Revenues from tuxedo rental, alteration and other services are recognized upon completion of the services.

We present all non-income government-assessed taxes (sales, use and value added taxes) collected from our customers and remitted to governmental agencies on a net basis (excluded from net sales) in our consolidated financial statements. The government-assessed taxes are recorded in accrued expenses and other current liabilities until they are remitted to the government agency.

Gift Cards and Gift Card Breakage — Proceeds from the sale of gift cards are recorded as a liability and are recognized as net sales from products and services when the cards are redeemed. Our gift cards do not have an expiration date. Prior to the second quarter of 2009, all unredeemed gift card proceeds were reflected as a liability until escheated in accordance with applicable laws and we did not recognize any income from unredeemed gift cards. During the second quarter of 2009, we entered into an agreement with an unrelated third party who became the issuer of the Company's gift cards and assumed the existing liability for which there were no currently existing claims under unclaimed property statutes. The Company is no longer the primary obligor for the third party issued gift cards and is therefore not subject to claims under unclaimed property statutes as the agreement effectively transfers the escheatment liability for unredeemed gift cards to the third party. Accordingly, beginning with the second quarter of 2009, we recognize income from breakage of gift cards when the likelihood of redemption of the gift card is remote. We determine our gift card breakage rate based upon historical redemption patterns. Based on this historical information, the likelihood of a gift card remaining unredeemed can be determined 36 months after the gift card is issued. At that time, breakage income is recognized for those cards for which the likelihood of redemption is deemed to be remote and for which there is no legal obligation for us to remit the value of such unredeemed gift cards to any relevant jurisdictions. Gift card breakage income is recorded as other operating income and is classified as a reduction of "Selling, general and administrative expenses" in our consolidated statement of earnings. Pretax breakage income, including a cumulative adjustment of $3.1 million recorded in the second quarter of 2009, of $5.0 million was recognized during fiscal 2009. Pretax breakage income of $1.4 million and $1.8 million was recognized during fiscal 2011 and 2010, respectively. Gift card breakage estimates are reviewed on a quarterly basis.

Loyalty Program — We maintain a customer loyalty program in our Men's Wearhouse, Men's Wearhouse and Tux and Moores stores in which customers receive points for purchases. Points are equivalent to dollars spent on a one-to-one basis, excluding any sales tax dollars. Upon reaching 500 points, customers are issued a $50 rewards certificate which they may redeem for purchases at our Men's Wearhouse, Men's Wearhouse and Tux or Moores stores. Generally, reward certificates earned must be redeemed no later than six months from the date of issuance. We accrue the estimated costs of the anticipated certificate redemptions when the certificates are issued and charge such costs to cost of goods sold. Redeemed certificates are recorded as markdowns when redeemed and no revenue is recognized for the redeemed certificate amounts. The estimate of costs associated with the loyalty program requires us to make assumptions related to the cost of product or services to be provided to customers when the certificates are redeemed as well as redemption rates. The accrued liability for loyalty program reward certificates, which is included in accrued expenses and other current liabilities in the consolidated balance sheets, was $6.5 million and $7.6 million as of fiscal 2011 and 2010, respectively.

Vendor Allowances — Vendor allowances received are recognized as a reduction of the cost of the merchandise purchased.

Shipping and Handling Costs — All shipping and handling costs for product sold are recognized as cost of goods sold.

Operating Leases — Operating leases relate primarily to stores and generally contain rent escalation clauses, rent holidays, contingent rent provisions and occasionally leasehold incentives. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally five to ten years based on the initial lease term plus first renewal option periods that are reasonably assured. Rent expense for stores is included in cost of sales as a part of occupancy cost and other rent is included in selling, general and administrative expenses. The lease terms commence when we take possession with the right to control use of the leased premises and, for stores, is generally 60 days prior to the date rent payments begin. Rental costs associated with ground or building operating leases that are incurred during a construction period are recognized as rental expense.

Deferred rent that results from recognition of rent expense on a straight-line basis is included in other liabilities. Landlord incentives received for reimbursement of leasehold improvements are recorded as deferred rent and amortized as a reduction to rent expense over the term of the lease. Contingent rentals are generally based on percentages of sales and are recognized as store rent expense as they accrue.

Advertising — Advertising costs are expensed as incurred or, in the case of media production costs, when the commercial first airs. Advertising expenses were $84.4 million, $91.5 million and $82.0 million in fiscal 2011, 2010 and 2009, respectively.

New Store Costs — Promotion and other costs associated with the opening of new stores are expensed as incurred.

Store Closures and Relocations — Costs associated with store closures or relocations are charged to expense when the liability is incurred. When we close or relocate a store, we record a liability for the present value of estimated unrecoverable cost, which is substantially made up of the remaining net lease obligation.

Share-Based Compensation — In recognizing share-based compensation, we follow the provisions of the authoritative guidance regarding share-based awards. This guidance establishes fair value as the measurement objective in accounting for stock awards and requires the application of a fair value based measurement method in accounting for compensation cost, which is recognized over the requisite service period.

We use the Black-Scholes option pricing model to estimate the fair value of stock options on the date of grant. The fair value of restricted stock and deferred stock units is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period. For grants that are subject to graded vesting over a service period, we recognize expense on a straight-line basis over the requisite service period for the entire award.

Share-based compensation expense recognized for fiscal 2011, 2010 and 2009 was $13.8 million, $11.9 million and $10.2 million, respectively. Total income tax benefit recognized in net earnings for share-based compensation arrangements was $5.4 million, $4.6 million and $3.9 million for fiscal 2011, 2010 and 2009, respectively. Refer to Note 9 for additional disclosures regarding share-based compensation.

Foreign Currency Translation — Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date. Equity is translated at applicable historical exchange rates. Income, expense and cash flow items are translated at average exchange rates during the year. Resulting translation adjustments are reported as a separate component of comprehensive income.

Comprehensive Income — Comprehensive income includes all changes in equity during the period presented that result from transactions and other economic events other than transactions with shareholders.

Noncontrolling Interest — Noncontrolling interest in our consolidated balance sheets represents the proportionate share of equity attributable to the minority shareholders of our consolidated United Kingdom subsidiaries. Noncontrolling interest is adjusted each period to reflect the allocation of comprehensive income to or the absorption of comprehensive losses by the noncontrolling interest.

Earnings per share — We calculate earnings per common share attributable to common shareholders using the two-class method in accordance with the guidance for determining whether instruments granted in share-based payment transactions are participating securities, which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per common share attributable to common shareholders pursuant to the two-class method. Refer to Note 3 for disclosures regarding earnings per common share attributable to common shareholders.

Recent Accounting Pronouncements — In September 2011, the Financial Accounting Standards Board ("FASB") issued updated guidance regarding testing goodwill for impairment. The updated guidance will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. Under this amendment, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendment includes a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this update will only impact our testing of goodwill for impairment and will have no impact on our financial position, results of operations or cash flows. We are currently evaluating the impact of this updated guidance on our goodwill impairment testing process.

In June 2011, the FASB issued updated guidance regarding the presentation of comprehensive income. The updated guidance allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued a "Deferral of the Effective Date for Amendments of the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income." This defers only the changes that relate to the presentation of reclassification adjustments on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. These amendments are to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of this update will only impact the presentation of comprehensive income in our consolidated financial statements.

In May 2011, the FASB updated the guidance regarding certain accounting and disclosure requirements related to fair value measurements. The updated guidance amends U.S. Generally Accepted Accounting Principles ("GAAP") to create more commonality with International Financial Reporting Standards ("IFRS") by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is not permitted. We do not expect the adoption of this update to have a material impact on our financial position, results of operations or cash flows.

2. ACQUISITIONS

On August 6, 2010, we acquired Dimensions and certain assets of Alexandra, two leading providers of corporate clothing uniforms and workwear in the United Kingdom, to complement our corporate apparel operations. The results of operations for Dimensions and Alexandra have been included in the consolidated financial statements since that date. The acquired businesses are organized under a UK-based holding company, of which the Company controls 86% and certain previous shareholders of Dimensions control 14%. The Company has the right to acquire the remaining outstanding shares of the UK-based holding company after fiscal 2013 on terms set forth in the Investment, Shareholders' and Stock Purchase Agreement.

The acquisition-date cash consideration transferred for the Dimensions and Alexandra acquisitions was $79.8 million and $18.0 million, respectively, totaling $97.8 million (£61 million), and was funded through the Company's cash on hand.

The following table summarizes the fair values of the identifiable assets acquired and liabilities assumed in the Dimensions and Alexandra acquisitions as of the date of acquisition (in thousands). As of January 28, 2012, measurement-period adjustments were not material.

	As of August 6, 2010		
	Dimensions	Alexandra	Total
Current non-cash assets	$ 25,515	$ —	$ 25,515
Inventory	48,340	16,980	65,320
Property and equipment	5,374	283	5,657
Intangible assets	35,474	1,501	36,975
Total identifiable assets acquired	114,703	18,764	133,467
Current liabilities	40,590	279	40,869
Other liabilities	8,273	—	8,273
Total liabilities assumed	48,863	279	49,142
Net identifiable assets acquired	65,840	18,485	84,325
Goodwill	26,989	—	26,989
Subtotal	92,829	18,485	111,314
Less: Fair value of noncontrolling interest	(13,004)	—	(13,004)
Less: Gain on bargain purchase	—	(524)	(524)
Net assets acquired	$ 79,825	$17,961	$ 97,786

Goodwill is calculated as the excess of the purchase price over the net assets acquired. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of Dimensions. All of the goodwill has been assigned to our corporate apparel reporting segment and is non-deductible for tax purposes.

Acquired intangible assets for both acquisitions consist primarily of customer relationship intangibles and trademarks, which are being amortized over their estimated useful lives of primarily 12 years. Acquired intangible assets also include $1.3 million related to certain trademarks of Alexandra which are not subject to amortization but will be evaluated at least annually for impairment.

In connection with the Alexandra acquisition, we recognized a gain on a bargain purchase of approximately $0.5 million which is included in "selling, general and administrative expenses" ("SG&A") in the 2010 consolidated statements of earnings. The transaction resulted in a bargain purchase because the previous UK business of Alexandra plc was in administration (similar to bankruptcy) and was being sold through a bidding process.

The $13.0 million noncontrolling interest fair value as of the August 6, 2010 acquisition date was determined based upon the $79.8 million fair value of consideration transferred to acquire our 86% interest in the UK businesses.

During fiscal 2011, we completed the integration of the Dimensions and Alexandra operations by consolidating the distribution facilities into one primary location and centralizing the sourcing, technology and accounting functions. Total integration costs incurred for the acquisitions of Dimensions and Alexandra and included in SG&A in the consolidated statement of earnings were $3.8 million for fiscal 2011. Total acquisition transaction and integration costs incurred for the acquisitions of Dimensions and Alexandra and included in SG&A in the consolidated statement of earnings were $6.4 million for fiscal 2010.

For the fiscal year ended January 28, 2012, the acquired businesses contributed net sales of $218.1 million, gross margin of $63.9 million and net earnings, including the pretax $3.8 million in integration costs, of $2.2 million to the Company's consolidated net earnings attributable to common shareholders. From the date of acquisition to the period ended January 29, 2011, the acquired businesses contributed net sales of $104.8 million, gross margin of $29.5 million and a net loss, including the pretax $6.4 million in acquisition transaction and integration costs, of $2.6 million to the Company's consolidated net earnings attributable to common shareholders.

The following table presents unaudited pro forma financial information as if the closing of our acquisition of Dimensions had occurred on February 1, 2009, after giving effect to certain purchase accounting adjustments (in thousands, except per share data). The acquisition of Alexandra was not material to the Company's financial position or results of operations, therefore pro forma operating results for Alexandra have not been included below.

	Fiscal Year	
	2010	2009
Total net sales	$2,165,273	$2,037,387
Net earnings attributable to common shareholders	$ 71,934	$ 52,737
Net earnings per common share attributable to common shareholders:		
Basic	$ 1.35	$ 1.00
Diluted	$ 1.35	$ 1.00

This pro forma information is not necessarily indicative of the results of operations that actually would have resulted had the Dimensions acquisition occurred on the dates indicated above or that may result in the future and does not reflect potential synergies, integration costs or other such costs and savings.

Subsequent to completion of the acquisitions, Alexandra operations were extended to The Netherlands and France through newly formed subsidiaries. These subsidiaries did not have a material impact on our financial position, results of operations or cash flows in fiscal 2011 or fiscal 2010.

3. EARNINGS PER SHARE

We calculate earnings per common share attributable to common shareholders using the two-class method in accordance with the guidance for determination of whether instruments granted in share-based payment transactions are participating securities. Our unvested restricted stock and deferred stock units contain rights to receive nonforfeitable dividends, and thus are participating securities requiring the two-class method of computing earnings per common share attributable to common shareholders. The two-class method is an earnings allocation formula that determines earnings per common share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings.

Basic earnings per common share attributable to common shareholders is determined using the two-class method and is computed by dividing net earnings attributable to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per common share attributable to common shareholders reflects the more dilutive earnings per common share amount calculated using the treasury stock method or the two-class method.

The following table sets forth the computation of basic and diluted earnings per common share attributable to common shareholders (in thousands, except per share amounts). Basic and diluted earnings per common share attributable to common shareholders are computed using the actual net earnings available to common shareholders and the actual weighted-average common shares outstanding rather than the rounded numbers presented within our consolidated statement of earnings and the accompanying notes. As a result, it may not be possible to recalculate earnings per common share attributable to common shareholders in our consolidated statement of earnings and the accompanying notes.

	Fiscal Year		
	2011	2010	2009
Numerator			
Total net earnings attributable to common shareholders	$120,601	$67,697	$46,215
Net earnings allocated to participating securities (restricted stock and deferred stock units)	(1,479)	(624)	(457)
Net earnings attributable to common shareholders	$119,122	$67,073	$45,758
Denominator			
Basic weighted average common shares outstanding	51,423	52,647	52,130
Effect of dilutive securities:			
Stock options and equity-based compensation	269	206	150
Diluted weighted average common shares outstanding	51,692	52,853	52,280
Net earnings per common share attributable to common shareholders:			
Basic	$ 2.32	$ 1.27	$ 0.88
Diluted	$ 2.30	$ 1.27	$ 0.88

For fiscal 2011, 2010, and 2009, 0.4, 0.8 and 1.0 million anti-dilutive stock options were excluded from the calculation of diluted earnings per common share attributable to common shareholders, respectively.

4. LONG-TERM DEBT

On January 26, 2011, we entered into a Second Amended and Restated Credit Agreement (the "Credit Agreement") with a group of banks to amend and restate our existing credit facility, which provided the Company with a revolving credit facility that was scheduled to mature on February 11, 2012, as well as a term loan to our Canadian subsidiaries, which was scheduled to mature on February 10, 2011. The term loan outstanding balance of US$46.7 million was paid in full during the fourth quarter of fiscal 2010.

The Credit Agreement provides for a total senior revolving credit facility of $200.0 million, with increases to $300.0 million upon additional lender commitments, that matures on January 26, 2016. The Credit Agreement is secured by the stock of certain of our subsidiaries. The Credit Agreement has several borrowing and interest rate options including the following indices: (i) adjusted LIBO rate, (ii) adjusted EURIBO rate, (iii) CDO rate, (iv) Canadian prime rate or (v) an alternate base rate (equal to the greater of the prime rate, the federal funds rate plus 0.5% or the adjusted LIBO rate for a one month period plus 1.0%). Advances under the Credit Agreement bear interest at a rate per annum using the applicable indices plus a varying interest rate margin up to 2.75%. The Credit Agreement also provides for fees applicable to amounts available to be drawn under outstanding letters of credit which range from 2.00% to 2.75%, and a fee on unused commitments which ranges from 0.35% to 0.50%. As of January 28, 2012, there were no borrowings outstanding under the Credit Agreement.

The Credit Agreement contains certain restrictive and financial covenants, including the requirement to maintain certain financial ratios. The restrictive provisions in the Credit Agreement reflect an overall covenant structure that is generally representative of a commercial loan made to an investment-grade company. Our debt, however, is not rated and we have not sought, and are not seeking, a rating of our debt. We were in compliance with the covenants in the Credit Agreement as of January 28, 2012.

We utilize letters of credit primarily to secure inventory purchases and as collateral for workers compensation claims. At January 28, 2012, letters of credit totaling approximately $27.4 million were issued and outstanding. Borrowings available under our Credit Agreement at January 28, 2012 were $172.6 million.

5. INCOME TAXES

Earnings before income taxes (in thousands):

	Fiscal Year		
	2011	2010	2009
United States	$133,405	$ 49,150	$22,738
Foreign	51,005	51,380	46,306
Total	$184,410	$100,530	$69,044

The provision for income taxes consists of the following (in thousands):

	Fiscal Year		
	2011	2010	2009
Current tax expense:			
Federal	$24,087	$20,240	$ 18,843
State	4,780	3,402	1,548
Foreign	5,649	475	32,603
Deferred tax expense (benefit):			
Federal and state	20,864	(4,439)	(10,667)
Foreign	8,564	13,174	(19,498)
Total	$63,944	$32,852	$ 22,829

No provision for U.S. income taxes or Canadian withholding taxes has been made on the cumulative undistributed earnings of foreign companies (approximately $169.5 million at January 28, 2012) because we intend to reinvest permanently outside of the United States. The potential deferred tax liability associated with these earnings, net of foreign tax credits associated with the earnings, is estimated to be $30.4 million.

A reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	Fiscal Year		
	2011	2010	2009
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.1	2.5	2.0
Exchange rate impact from distributed foreign earnings	—	—	(3.5)
Net change in tax accruals	(0.2)	(1.4)	(1.2)
Foreign tax rate differential	(1.5)	(0.2)	(1.9)
Amortizable tax goodwill	(1.0)	(1.1)	—
Other	(0.7)	(0.7)	0.7
Valuation allowance	—	(1.4)	2.0
	34.7%	32.7%	33.1%

At January 28, 2012, we had net deferred tax liabilities of $1.8 million with $29.4 million classified as other current assets and $31.2 million classified as other non-current liabilities. At January 29, 2011, we had net deferred tax assets of $27.5 million with $32.2 million classified as other current assets, $5.0 million classified as other non-current assets and $9.7 million classified as other non-current liabilities.

Total deferred tax assets and liabilities and the related temporary differences as of January 28, 2012 and January 29, 2011 were as follows (in thousands):

	January 28, 2012	January 29, 2011
Deferred tax assets:		
Accrued rent and other expenses	$ 30,913	$ 29,730
Accrued compensation	21,415	16,835
Accrued inventory markdowns	3,153	4,146
Deferred intercompany profits	1,528	4,640
Tax loss and other carryforwards	19,171	23,460
Total deferred tax assets	76,180	78,811
Deferred tax liabilities:		
Property and equipment	(58,232)	(32,624)
Capitalized inventory costs	(5,042)	(4,898)
Intangibles	(14,333)	(13,658)
Other	(342)	(127)
Total deferred tax liabilities	(77,949)	(51,307)
Net deferred tax assets (liabilities)	$ (1,769)	$ 27,504

In accordance with the guidance regarding accounting for uncertainty in income taxes, we classify uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year and recognize interest and/or penalties related to income tax matters in income tax expense. As of January 28, 2012 and January 29, 2011, the total amount of accrued interest related to uncertain tax positions was $1.4 million. Amounts charged to operations for interest and/or penalties related to income tax matters were $0.3 million, $0.4 million and $0.4 million in fiscal 2011, 2010 and 2009, respectively.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	January 28, 2012	January 29, 2011
Gross unrecognized tax benefits, beginning balance	$ 5,559	$ 7,073
Increase in tax positions for prior years	257	459
Decrease in tax positions for prior years	(27)	—
Increase in tax positions for current year	811	741
Decrease in tax positions for current year	—	—
Settlements	(1,107)	(802)
Lapse from statute of limitations	(1,147)	(1,912)
Gross unrecognized tax benefits, ending balance	$ 4,346	$ 5,559

Of the $4.3 million in unrecognized tax benefits as of January 28, 2012, $3.2 million, if recognized, would reduce our income tax expense and effective tax rate. It is reasonably possible that there could be a net reduction in the balance of unrecognized tax benefits of up to $1.0 million in the next twelve months.

The Company is subject to routine compliance examinations on tax matters by various tax jurisdictions in the ordinary course of business. Tax years 2007 through 2011 are open to such examinations. Our tax jurisdictions include the United States, Canada, the United Kingdom, The Netherlands and France as well as their states, provinces and other political subdivisions. A number of U.S. state examinations are ongoing. As of January 28, 2012, we cannot reasonably determine the timing or outcomes of these examinations.

At January 28, 2012, the company had federal, state and foreign net operating loss ("NOL") carryforwards of approximately $29.2 million, $12.4 million and $12.8 million, respectively. The federal and state NOLs will expire between fiscal 2015 and 2031; the $12.8 million of foreign NOLs can be carried forward indefinitely. We also had $4.0 million of foreign tax credit carryforwards at January 28, 2012 which will expire in 2019. It is more likely than not that we can fully realize the carryforwards in future years.

6. OTHER CURRENT ASSETS, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES AND DEFERRED TAXES AND OTHER LIABILITIES

Other current assets consist of the following (in thousands):

	January 28, 2012	January 29, 2011
Prepaid expenses	$32,266	$31,009
Current deferred tax asset	29,392	32,151
Tax receivable	1,564	12,927
Other	7,684	4,444
Total other current assets	$70,906	$80,531

Accrued expenses and other current liabilities consist of the following (in thousands):

	January 28, 2012	January 29, 2011
Accrued salary, bonus, sabbatical and vacation	$ 61,544	$ 50,831
Sales, value added, payroll and property taxes payable	18,176	17,005
Accrued workers compensation and medical costs	17,590	17,318
Customer deposits, prepayments and refunds payable	17,521	12,770
Unredeemed gift certificates	14,895	14,385
Loyalty program reward certificates	6,537	7,636
Cash dividends declared	9,339	6,396
Other	8,793	13,299
Total accrued expenses and other current liabilities	$154,395	$139,640

Deferred taxes and other liabilities consist of the following (in thousands):

Deferred rent and landlord incentives	$50,953	$47,910
Non-current deferred and other income tax liabilities	34,812	15,079
Other	7,093	6,820
Total deferred taxes and other liabilities	$92,858	$69,809

7. DIVIDENDS

Cash dividends paid were approximately $25.1 million, $19.1 million and $14.7 million during fiscal 2011, 2010 and 2009, respectively. In fiscal 2011, a dividend of $0.12 per share was declared in the first, second and third quarters and a dividend of $0.18 per share was declared in the fourth quarter, for an annual dividend of $0.54 per share. In fiscal 2010, a dividend of $0.09 per share was declared in the first, second and third quarters and a dividend of $0.12 per share was declared in the fourth quarter, for an annual dividend of $0.39 per share. In fiscal 2009, a dividend of $0.07 per share was declared in the first, second and third quarters and a dividend of $0.09 per share was declared in the fourth quarter, for an annual dividend of $0.30 per share.

The cash dividend of $0.18 per share declared by our Board of Directors in January 2012 is payable on March 23, 2012 to shareholders of record on March 13, 2012. The dividend payout is approximately $9.3 million and is included in accrued expenses and other current liabilities on the consolidated balance sheet as of January 28, 2012.

8. TREASURY STOCK

In January 2011, the Board of Directors approved a $150.0 million share repurchase program for our common stock, which amended and increased the Company's then existing $100.0 million share repurchase program authorized in August 2007.

No shares were repurchased under the Board authorizations during fiscal 2009 or 2010. During fiscal 2011, 2,322,340 shares at a cost of $63.8 million were repurchased at an average price per share of $27.47 under the Board authorization. At January 28, 2012, the remaining balance available under the Board authorization was $86.2 million. Subsequent to January 28, 2012 and through March 20, 2012, we have purchased 861,484 shares for $33.6 million at an average price per share of $39.01 under the Board authorization.

During fiscal 2011, 2010 and 2009, 7,132 shares, 7,134 shares and 7,292 shares, respectively, at a cost of $0.2 million, $0.1 million and $0.1 million, respectively, were repurchased at an average price per share of $27.77, $20.24 and $12.29, respectively, in private transactions to satisfy tax withholding obligations arising upon the vesting of certain restricted stock.

The following table summarizes our total treasury share repurchases during fiscal 2011, 2010 and 2009 (in thousands, except share data and average price per share):

	Shares	Cost	Average Price Per Share
Total shares repurchased during fiscal 2011	2,329,472	$63,988	$27.47
Total shares repurchased during fiscal 2010	7,134	$ 144	$20.24
Total shares repurchased during fiscal 2009	7,292	$ 90	$12.29

The following table shows the change in our treasury shares during fiscal 2011 and 2010:

	Treasury Shares
Balance, January 30, 2010	18,111,602
Treasury stock issued to profit sharing plan	(386)
Purchases of treasury stock	7,134
Balance, January 29, 2011	18,118,350
Purchases of treasury stock	2,329,472
Balance, January 28, 2012	20,447,822

The total cost of the 20,447,822 shares of treasury stock held at January 28, 2012 was $476.7 million or an average price of $23.32 per share. The total cost of the 18,118,350 shares of treasury stock held at January 29, 2011 was $412.8 million or an average price of $22.78 per share.

9. PREFERRED STOCK AND SHARE-BASED COMPENSATION PLANS

Preferred Stock

Our Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock and to determine the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions of those shares without any further vote or act by Company shareholders. There was no issued preferred stock as of January 28, 2012 and January 29, 2011, respectively.

Stock Plans

We have adopted the 2004 Long-Term Incentive Plan ("2004 Plan") which, as amended, provides for an aggregate of up to 4,610,059 shares of our common stock (or the fair market value thereof) with respect to which stock options, stock appreciation rights, restricted stock, deferred stock units and performance based awards may be granted to full-time key employees and to non-employee directors of the Company. No awards may be granted pursuant to the 2004 Plan after March 29, 2014, which is the tenth anniversary of the effective date of such plan. Under the 2004 Plan, the vesting, transferability restrictions and other applicable provisions of any stock options, stock appreciation rights, restricted stock, deferred stock units or performance based awards are determined by the Compensation Committee of the Board of Directors or, in the case of awards to non-employee directors, the Board of Directors of the Company.

In addition, we continue to administer the 1996 Long-Term Incentive Plan ("1996 Plan"), the 1998 Key Employee Stock Option Plan ("1998 Plan") and the Non-Employee Director Stock Option Plan ("Director Plan") as a result of awards which remain outstanding pursuant to such plans. No awards have been available for grant under the 1996 Plan and the 1998 Plan since April 2011 and February 2008, respectively. The period during which awards may be granted under the Director Plan runs through February 23, 2012; however, as a result of the amendment and restatement of the 2004 Plan in fiscal 2008 to allow non-employee directors of the Company to receive awards under the 2004 Plan, all grants to non-employee directors are now issued under the 2004 Plan.

Options granted under these plans vest annually in varying increments over a period from one to ten years and must be exercised within ten years of the date of grant. Grants of deferred stock units or restricted stock generally vest over a period from one to three years; however, certain grants vest annually at varying increments over a period up to ten years.

As of January 28, 2012, 2,534,222 shares were available for grant under the 2004 Plan and 4,507,474 shares of common stock were reserved for future issuance under the existing plans.

Stock Options

The following table summarizes stock option activity during fiscal 2011:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Options outstanding at January 29, 2011	1,563,473	$20.64		
Granted	138,250	$27.84		
Exercised	(369,085)	$16.29		
Forfeited	(15,000)	$22.72		
Expired	(3,216)	$13.74		
Outstanding at January 28, 2012	1,314,422	$22.61	5.7 Years	$16,479
Exercisable at January 28, 2012	640,662	$20.94	4.5 Years	$ 9,105

During fiscal 2011, 2010 and 2009, 138,250 stock options, 50,000 stock options and 140,322 stock options, respectively, were granted at a weighted-average grant date fair value of $11.65, $8.27, and $7.22, respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	Fiscal Year		
	2011	2010	2009
Risk-free interest rates	2.16%	1.80%	2.21%
Expected lives	5.0 years	5.0 years	6.9 years
Dividend yield	1.70%	1.65%	1.99%
Expected volatility	53.67%	57.03%	50.83%

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected lives represents the period of time the options are expected to be outstanding after their grant date. The dividend yield is based on the average of the annual dividend divided by the market price of our common stock at the time of declaration. The expected volatility is based on historical volatility of our common stock. The total intrinsic value of options exercised during fiscal 2011, 2010 and 2009 was $5.6 million, $1.3 million and $1.5 million, respectively. As of January 28, 2012, we have unrecognized compensation expense related to nonvested stock options of approximately $4.8 million which is expected to be recognized over a weighted average period of 2.4 years.

Nonvested Deferred Stock Units and Restricted Stock Shares

The following table summarizes deferred stock unit activity during fiscal 2011:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 29, 2011	419,085	$24.28
Granted	470,999	28.65
Vested[(1)]	(338,510)	24.18
Forfeited	(11,825)	26.93
Nonvested at January 28, 2012	539,749	$28.10

(1) Includes 108,457 shares relinquished for tax payments related to vested deferred stock units in fiscal 2011.

During fiscal 2011, 2010 and 2009, 470,999 deferred stock units, 314,920 deferred stock units and 275,905 deferred stock units, respectively, were granted at a weighted-average grant date fair value of $28.65, $24.08 and $17.92, respectively. As of January 28, 2012, the intrinsic value of nonvested deferred stock units was $18.6 million. The total fair value of shares vested during fiscal 2011, 2010 and 2009 was $8.2 million, $6.6 million and $7.3 million, respectively, based on the weighted-average fair value on the date of grant.

The following table summarizes restricted stock activity during fiscal 2011:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 29, 2011	49,185	$26.04
Granted	119,081	28.45
Vested	(49,185)	26.04
Forfeited	—	—
Nonvested at January 28, 2012	119,081	$28.45

During fiscal 2011, 2010 and 2009, 119,081 restricted stock shares, 29,825 restricted stock shares and 29,778 restricted stock shares, respectively, were granted at a weighted-average grant date fair value of $28.45, $23.47 and $20.15, respectively. As of January 28, 2012, the intrinsic value of nonvested restricted stock shares was $4.1 million. The total fair value of shares vested during fiscal 2011, 2010 and 2009 was $1.3 million, $1.2 million and $1.4 million, respectively, based on the weighted-average fair value on the date of grant.

As of January 28, 2012, we have unrecognized compensation expense related to nonvested deferred stock units and restricted stock shares of approximately $9.1 million which is expected to be recognized over a weighted average period of 1.6 years.

10. RETIREMENT AND STOCK PURCHASE PLANS

We have a 401(k) savings plan which allows eligible employees to save for retirement on a tax deferred basis. Employer matching contributions under the 401(k) savings plan are made based on a formula set by the Board of Directors from time to time. During fiscal 2011, 2010 and 2009, our matching contributions for the plan charged to operations were $0.9 million, $1.0 million and $0.4 million, respectively.

In 1998, we adopted an Employee Stock Discount Plan ("ESDP") which allows employees to authorize after-tax payroll deductions to be used for the purchase of up to 2,137,500 shares of our common stock at 85% of the lesser of the fair market value of our common stock on the first day of the offering period or the fair market value of our common stock on the last day of the offering period. We make no contributions to this plan but pay all brokerage, service and other costs incurred. A participant may not purchase more than 125 shares during any calendar quarter.

The fair value of ESDP shares is estimated using the Black-Scholes option pricing model in the quarter that the purchase occurs with the following weighted average assumptions for each respective period:

	Fiscal Year		
	2011	2010	2009
Risk-free interest rates	0.39%	1.56%	0.16%
Expected lives	0.25	0.25	0.25
Dividend yield	1.69%	1.66%	1.88%
Expected volatility	44.86%	46.40%	66.86%

During fiscal 2011, 2010 and 2009, employees purchased 103,964 shares, 120,434 shares and 138,360 shares, respectively, under the ESDP, the weighted-average fair value of which was $22.53, $17.33 and $14.36 per share, respectively. We recognized approximately $1.6 million, $0.6 million and $0.7 million of share-based compensation expense related to the ESDP for fiscal 2011, 2010 and 2009, respectively. As of January 28, 2012, 953,102 shares were reserved for future issuance under the ESDP.

We had a defined contribution Employee Stock Ownership Plan ("ESOP") which provided eligible employees with future retirement benefits. Contributions to the ESOP were made at the discretion of the Board of Directors. No contributions were charged to operations in fiscal 2009 and, in October 2009, the Board of Directors approved the termination of the ESOP, effective as of October 15, 2009. Each participant and former participant in the ESOP who had an account balance under the ESOP on January 1, 2009 which was not fully vested on that date became fully vested in the amount credited to their account under the ESOP together with any amounts thereafter allocated and credited to such account prior to its distribution. During fiscal 2010, operations were charged $9 thousand pending completion of termination and distribution matters which is expected to occur in fiscal 2012. The termination of the ESOP did not have a significant effect on our consolidated financial position, results of operations or cash flows.

11. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill allocated to the Company's reportable segments and changes in the net carrying amount of goodwill for the years ended January 28, 2012 and January 29, 2011 are as follows (in thousands):

	Retail	Corporate Apparel	Total
Balance, January 30, 2010	$58,120	$ 1,294	$59,414
Goodwill of acquired business (Note 2)	—	26,989	26,989
Translation adjustment	1,769	(178)	1,591
Balance, January 29, 2011	$59,889	$28,105	$87,994
Translation adjustment	11	(223)	(212)
Balance, January 28, 2012	$59,900	$27,882	$87,782

Intangible Assets

The gross carrying amount and accumulated amortization of our identifiable intangible assets are as follows (in thousands):

	January 28, 2012	January 29, 2011
Amortizable intangible assets:		
Carrying amount:		
Trademarks, tradenames and other intangibles	$ 12,648	$ 16,094
Customer relationships	32,149	32,417
Total carrying amount	44,797	48,511
Accumulated amortization:		
Trademarks, tradenames and other intangibles	(8,339)	(11,121)
Customer relationships	(4,005)	(1,311)
Total accumulated amortization	(12,344)	(12,432)
Total amortizable intangible assets, net	32,453	36,079
Infinite-lived intangible assets:		
Trademarks	1,258	1,269
Total intangible assets, net	$ 33,711	$ 37,348

The pretax amortization expense associated with intangible assets subject to amortization totaled approximately $3.4 million, $2.4 million and $2.2 million for fiscal 2011, 2010 and 2009, respectively. Pretax amortization expense associated with intangible assets subject to amortization at January 28, 2012 is estimated to be approximately $3.3 million for fiscal year 2012, $3.2 million for each of the fiscal years 2013 and 2014 and $3.1 million for each of the fiscal years 2015 and 2016.

12. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: Level 1- observable inputs such as quoted prices in active markets; Level 2- inputs other than the quoted prices in active markets that are observable either directly or indirectly; and Level 3- unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Effective January 31, 2010, we adopted enhanced disclosure requirements for fair value measurements. We adopted the second phase of the enhanced disclosure requirements for fair value measurements effective January 30, 2011. There were no transfers into or out of Level 1 and Level 2 during the year ended January 28, 2012 or January 29, 2011.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in thousands)			
At January 28, 2012 —				
Assets:				
Cash equivalents	$ 20,017	$ —	$ —	$ 20,017
Derivative financial instruments	$ —	$ 14	$ —	$ 14
Liabilities:				
Derivative financial instruments	$ —	$ 142	$ —	$ 142
At January 29, 2011 —				
Assets:				
Cash equivalents	$104,506	$ —	$ —	$104,506
Derivative financial instruments	$ —	$ 361	$ —	$ 361
Liabilities:				
Derivative financial instruments	$ —	$ 35	$ —	$ 35

Cash equivalents consist of money market instruments that have original maturities of three months or less. The carrying value of cash equivalents approximates fair value due to the highly liquid and short-term nature of these instruments.

Derivative financial instruments are comprised of foreign currency forward exchange contracts primarily entered into to minimize our foreign currency exposure related to forecasted purchases of certain inventories denominated in a currency different from the operating entity's functional currency. We also evaluate Company and counterparty risk in determining fair value. Our derivative financial instruments are recorded in the consolidated balance sheets at fair value based upon observable market inputs. Derivative financial instruments in an asset position are included within other current assets in the consolidated balance sheets. Derivative financial instruments in a liability position are included within accrued expenses and other current liabilities in the consolidated balance sheets. Refer to Note 13 for further information regarding our derivative instruments.

Assets and Liabilities that are Measured at Fair Value on a Non-Recurring Basis

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. The fair values of long-lived assets held-for-use are based on our own judgments about the assumptions that market participants would use in pricing the asset and on observable market data, when available. We classify these measurements as Level 3 within the fair value hierarchy.

Assets are grouped and evaluated for impairment at the lowest level at which cash flows are identifiable, which is generally at a store level. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. Estimating future cash flows requires us to make assumptions and to apply judgment, including forecasting future sales, costs and useful lives of assets. Significant judgment is also involved in selecting the appropriate discount rate to be applied in determining the estimated fair value of an asset. The discount rate is commensurate with the risk that selected market participants would assign to the estimated cash flows. The selected market participants represent a group of other retailers with a store footprint similar to ours.

The following table presents the non-financial assets measured at estimated fair value on a non-recurring basis and any resulting realized losses included in earnings. Because long-lived assets are not measured at fair value on a recurring basis, certain carrying amounts and fair value measurements presented in the table may reflect values at earlier measurement dates and may no longer represent the fair values at January 28, 2012 or January 29, 2011.

Fair Value Measurements — non-recurring basis	January 28, 2012	January 29, 2011
	(in thousands)	
Long-lived assets held-for use		
Fair value measurement	$ 421	$ 945
Less: carrying amount	2,463	6,799
Realized loss	$(2,042)	$(5,854)

The realized loss relates to impaired store assets in our retail segment and is reflected as "Asset impairment charges" in the consolidated statement of earnings. Refer to "*Impairment of Long-Lived Assets*" in Note 1 for additional information.

Fair Value of Financial Instruments

Our financial instruments, other than those presented in the disclosures above, consist of cash, accounts receivable, accounts payable, accrued expenses and other current liabilities. Management estimates that, as of January 28, 2012 and January 29, 2011, the carrying value of cash, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the highly liquid or short-term nature of these instruments.

13. DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to market risk associated with foreign currency exchange rate fluctuations as a result of our direct sourcing programs and our operations in foreign countries. In connection with our direct sourcing programs, we may enter into merchandise purchase commitments that are denominated in a currency different from the functional currency of the operating entity. Our risk management policy is to hedge a significant portion of forecasted merchandise purchases for our direct sourcing programs that bear foreign exchange risk using foreign exchange forward contracts. The Company has not elected to apply hedge accounting to these transactions denominated in a foreign currency.

Our derivative financial instruments are recorded in the consolidated balance sheet at fair value determined by comparing the cost of the foreign currency to be purchased under the contracts using the exchange rates obtained under the contracts (adjusted for forward points) to the hypothetical cost using the spot rate at period end.

The table below discloses the fair value of the derivative financial instruments included in the consolidated balance sheet as of January 28, 2012 and January 29, 2011 (in thousands):

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:				
At January 28, 2012 —				
Foreign exchange forward contracts	Other current assets	$ 14	Accrued expenses and other current liabilities	$142
At January 29, 2011 —				
Foreign exchange forward contracts	Other current assets	$361	Accrued expenses and other current liabilities	$ 35

At January 28, 2012, we had 10 contracts maturing in varying increments to purchase euros for an aggregate notional amount of US$1.7 million maturing at various dates through June 2012, nine contracts maturing in varying increments to purchase USD for an aggregate notional amount of Canadian dollars ("CAD") $5.9 million maturing at various dates through June 2012 and 22 contracts maturing in varying increments to purchase USD for an aggregate notional amount of pounds Sterling ("GBP") £10.5 million maturing at various dates through May 2012. For the fiscal year ended January 28, 2012, we recognized a net pre-tax loss of $0.7 million in cost of sales in the consolidated statement of earnings for our derivative financial instruments not designated as hedging instruments.

At January 29, 2011, we had six contracts maturing in varying increments to purchase euros for an aggregate notional amount of US$3.8 million maturing at various dates through October 2011, 10 contracts maturing in varying increments to purchase USD for an aggregate notional amount of CAD $5.8 million maturing at various dates through May 2011 and 70 contracts maturing in varying increments to purchase USD for an aggregate notional amount of GBP £27.6 million maturing at various dates through September 2011. For the fiscal year ended January 29, 2011, we recognized a net pre-tax gain of $0.6 million in cost of sales in the consolidated statement of earnings for our derivative financial instruments not designated as hedging instruments. No amounts were recognized in our results of operations during fiscal 2009.

We had no derivative financial instruments with credit-risk-related contingent features underlying the agreements as of January 28, 2012 or January 29, 2011.

14. SEGMENT REPORTING

On August 6, 2010, we acquired Dimensions and certain assets of Alexandra, two leading providers of corporate clothing uniforms and workwear in the UK (refer to Note 2). As a result of these acquisitions, in the third quarter of fiscal 2010, the Company revised its segment reporting to reflect two reportable segments, retail and corporate apparel, based on the way we manage, evaluate and internally report our business activities. Prior to these acquisitions our corporate apparel business did not have a significant effect on the revenues or expenses of the Company and we reported our business as one operating segment.

The retail segment includes the results from our four retail merchandising brands: Men's Wearhouse, Men's Wearhouse and Tux, K&G and Moores. These four brands are operating segments that have been aggregated into the retail reportable segment based on their similar economic characteristics, products, production processes, target customers and distribution methods. MW Cleaners is also aggregated in the retail segment as these operations have not had a significant effect on the revenues or expenses of the Company. Specialty apparel merchandise offered by our four retail merchandising concepts include suits, suit separates, sport coats, slacks, sportswear, outerwear, dress shirts, shoes and accessories for men. Ladies' career apparel, sportswear and accessories, including shoes, and children's apparel is offered at most of our K&G stores and tuxedo rentals are offered at our Men's Wearhouse, Men's Wearhouse and Tux and Moores retail stores.

The corporate apparel segment includes the results from our corporate apparel and uniform operations conducted by Twin Hill in the United States and, beginning in the third quarter of fiscal 2010, Dimensions and Alexandra in the UK. The two corporate apparel and uniform concepts are operating segments that have been aggregated into the reportable corporate apparel segment based on their similar economic characteristics, products, production processes, target customers and distribution methods. The corporate apparel segment provides corporate clothing uniforms and workwear to workforces.

The accounting policies for each of our operating segments are the same as those described in Note 1.

Operating income is the primary measure of profit we use to make decisions on allocating resources to our operating segments and to assess the operating performance of each operating segment. It is defined as income before interest expense, interest income, income taxes and noncontrolling interest. Corporate expenses and assets are allocated to the retail segment.

Net sales by brand and reportable segment are as follows (in thousands):

	Fiscal Year		
	2011	2010	2009
Net sales:			
MW[1]	$1,471,711	$1,345,915	$1,281,847
K&G	375,105	360,301	370,148
Moores	267,689	246,735	222,049
MW Cleaners	24,688	23,415	22,058
Total retail segment	2,139,193	1,976,366	1,896,102
Twin Hill	25,398	21,464	13,473
Dimensions and Alexandra (UK)	218,093	104,834	—
Total corporate apparel segment	243,491	126,298	13,473
Total net sales	$2,382,684	$2,102,664	$1,909,575

(1) MW includes Men's Wearhouse and Men's Wearhouse and Tux stores.

The following table sets forth supplemental products and services sales information for the Company (in thousands):

	Fiscal Year		
	2011	2010	2009
Net sales:			
Men's tailored clothing product	$ 884,133	$ 790,558	$ 761,752
Men's non-tailored clothing product	656,689	612,544	597,667
Ladies clothing product	78,849	77,390	74,494
Total retail clothing product	1,619,671	1,480,492	1,433,913
Tuxedo rental services	376,857	364,269	334,068
Alteration services	117,977	108,190	106,063
Retail dry cleaning services	24,688	23,415	22,058
Total alteration and other services	142,665	131,605	128,121
Corporate apparel clothing product	243,491	126,298	13,473
Total net sales	$2,382,684	$2,102,664	$1,909,575

Operating income (loss) by reportable segment and the reconciliation to earnings before income taxes is as follows (in thousands):

	Fiscal Year		
	2011	2010	2009
Operating income (loss):			
Retail	$189,995	$108,392	$73,670
Corporate apparel	(4,563)	(6,721)	(4,294)
Operating income	185,432	101,671	69,376
Interest income	424	315	912
Interest expense	(1,446)	(1,456)	(1,244)
Earnings before income taxes	$184,410	$100,530	$69,044

Capital expenditures by reportable segment are as follows (in thousands):

	Fiscal Year		
	2011	2010	2009
Capital expenditures:			
Retail	$82,001	$55,967	$55,612
Corporate apparel	9,819	2,901	1,300
Total capital expenditures	$91,820	$58,868	$56,912

Depreciation and amortization expense by reportable segment is as follows (in thousands):

	Fiscal Year		
	2011	2010	2009
Depreciation and amortization expense:			
Retail	$69,644	$72,472	$84,681
Corporate apparel	6,324	3,526	1,409
Total depreciation and amortization expense	$75,968	$75,998	$86,090

Total assets by reportable segment are as follows (in thousands):

	January 28, 2012	January 29, 2011
Segment assets:		
Retail	$1,172,742	$1,081,169
Corporate apparel	233,210	239,149
Total assets	$1,405,952	$1,320,318

The tables below present information related to geographic areas in which the Company operated, with net sales classified based primarily on the country where the Company's customer is located (in thousands):

	Fiscal Year		
	2011	2010	2009
Net sales:			
U.S.	$1,896,902	$1,751,095	$1,687,526
Canada	267,689	246,735	222,049
UK	218,093	104,834	—
Total net sales	$2,382,684	$2,102,664	$1,909,575

	January 28, 2012	January 29, 2011
Long-lived assets:		
U.S.	$394,274	$366,974
Canada	48,023	49,194
UK	13,234	5,908
Total long-lived assets	$455,531	$422,076

15. CEASED OPERATIONS

Ceased Tuxedo Rental Distribution Operations

In late August 2010, a decision was made by management to cease tuxedo rental distribution operations at four of the then ten U.S. facilities that we had used for that purpose. The tuxedo rental distribution operations at these four facilities ceased in November 2010 and were assumed by the remaining U.S. tuxedo distribution facilities, allowing us to perform tuxedo rental distribution requirements more cost effectively. Three of the facilities were converted to hub locations that redistribute tuxedo rental units and retail apparel merchandise to our Men's Wearhouse, Men's Wearhouse and Tux and K&G stores within limited geographic areas.

In fiscal 2010, we recognized retail segment pre-tax costs of $3.1 million for the ceased tuxedo rental distribution operations at these four facilities, including $0.9 million for severance payments, $0.7 million for facility remediation costs and $1.5 million for the write-off of fixed assets. In fiscal 2011, we recognized retail segment pre-tax costs of $0.8 million related to the ceased tuxedo rental distribution operations primarily for the write-off of fixed assets and facility remediation costs. These charges are included in SG&A in our consolidated statement of earnings. Net cash payments of $0.3 million and $1.5 million related to the ceased tuxedo rental distribution operations were paid in fiscal 2011 and 2010, respectively. No amounts are included in accrued expenses and other current liabilities at January 28, 2012. We do not expect to incur any additional charges in connection with the ceased tuxedo rental distribution operations at these four facilities.

The following table details information related to the accrued balance recorded during the fiscal year ended January 28, 2012 related to the ceased tuxedo rental distribution operations (in thousands):

Accrued costs at January 29, 2011	$ 123
Cost incurred	793
Net cash payments	(341)
Non-cash charges	(575)
Accrued costs at January 28, 2012	$ —

16. COMMITMENTS AND CONTINGENCIES

Lease commitments

We lease retail business locations, office and warehouse facilities, copier equipment and automotive equipment under various noncancelable capital and operating leases expiring in various years through 2027. Rent expense for operating leases for fiscal 2011, 2010 and 2009 was $165.1 million, $161.7 million and $158.7 million, respectively, and includes contingent rentals of $0.6 million, $0.3 million and $0.3 million, respectively. Sublease rentals of $0.7 million, $0.7 million and $0.8 million were received in fiscal 2011, 2010 and 2009, respectively. The total minimum future rentals to be received under noncancelable subleases as of January 28, 2012 are $0.3 million.

Minimum future rental payments under noncancelable capital and operating leases as of January 28, 2012 for each of the next five years and in the aggregate are as follows (in thousands):

Fiscal Year	Operating Leases	Capital Leases
2012	$152,860	$ 1,582
2013	136,031	1,535
2014	115,690	1,392
2015	98,573	1,046
2016	76,299	749
Thereafter	135,153	327
Total	$714,606	6,631
Amounts representing interest		(1,526)
Capital lease obligations		$ 5,105

Leases on retail business locations specify minimum rentals plus common area maintenance charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases provide for renewal options at rates specified in the leases. In the normal course of business, these leases are generally renewed or replaced by other leases.

At January 28, 2012, the gross capitalized balance and the accumulated amortization balance of our capital lease assets was $7.3 million and $2.4 million, respectively, resulting in a net capitalized value of $4.9 million. At January 29, 2011, the gross capitalized balance and the accumulated amortization balance of our capital lease assets was $5.1 million and $2.2 million, respectively, resulting in a net capitalized value of $2.9 million. Amortization expense was $1.1 million, $0.9 million and $1.0 million in fiscal 2011, 2010 and 2009, respectively, and is included in depreciation expense in the consolidated statement of earnings. These assets are included in furniture, fixtures and equipment on the consolidated balance sheets. The liability balance of these capital lease assets is included in deferred taxes and other liabilities on the consolidated balance sheets.

Legal matters

We are involved in various routine legal proceedings, including ongoing litigation, incidental to the conduct of our business. Management believes that none of these matters will have a material adverse effect on our financial position, results of operations or cash flows.

17. QUARTERLY RESULTS OF OPERATIONS (Unaudited)

Our quarterly results of operations reflect all adjustments, consisting only of normal, recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The consolidated results of operations by quarter for the 2011 and 2010 fiscal years are presented below and include the results of operations for Dimensions and Alexandra since their date of acquisition on August 6, 2010 (in thousands, except per share amounts):

	Fiscal 2011 Quarters Ended			
	April 30, 2011	July 30, 2011	October 29, 2011	January 28, 2012
Net sales	$580,384	$655,529	$584,602	$562,169
Gross margin	246,633	309,245	268,169	224,880
Net earnings (loss) attributable to common shareholders	$ 27,425	$ 57,078	$ 39,877	$ (3,779)
Net earnings (loss) per common share attributable to common shareholders:				
Basic	$ 0.52	$ 1.09	$ 0.77	$ (0.07)
Diluted	$ 0.52	$ 1.09	$ 0.77	$ (0.07)

	Fiscal 2010 Quarters Ended			
	May 1, 2010	July 31, 2010	October 30, 2010	January 29, 2011
Net sales	$473,466	$536,989	$550,103	$542,106
Gross margin	201,003	260,272	234,999	202,159
Net earnings (loss) attributable to common shareholders	$ 13,562	$ 42,962	$ 25,259	$(14,086)
Net earnings (loss) per common share attributable to common shareholders:				
Basic	$ 0.26	$ 0.81	$ 0.47	$ (0.27)
Diluted	$ 0.26	$ 0.81	$ 0.47	$ (0.27)

Due to the method of calculating weighted average common shares outstanding, the sum of the quarterly per share amounts may not equal net earnings per common share attributable to common shareholders for the respective years.

As discussed in Note 1 under "*Impairment of Long-Lived Assets*," we recognized pretax non-cash asset impairment charges related to store assets of \$2.0 million (\$1.0 million in the second quarter, \$0.7 million in the third quarter and \$0.3 million in the fourth quarter) in fiscal 2011 and \$5.9 million (\$0.2 million in the second quarter, \$3.2 million in the third quarter and \$2.5 million in the fourth quarter) in fiscal 2010.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive officer ("CEO") and principal financial officer ("CFO"), evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, the CEO and CFO have concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective to ensure that information that is required to be disclosed by the Company in the reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the fiscal quarter ended January 28, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on such assessment, management concluded that, as of January 28, 2012, our internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 28, 2012 has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this report, as stated in their report dated March 28, 2012, which follows.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Men's Wearhouse, Inc.
Houston, Texas

We have audited the internal control over financial reporting of The Men's Wearhouse, Inc. and subsidiaries (the "Company") as of January 28, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 28, 2012 of the Company and our report dated March 28, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 28, 2012

ITEM 9B. *OTHER INFORMATION*

None

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Except as set forth below, the information required by this Item is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Shareholders to be held June 13, 2012.

The Company has adopted a Code of Ethics for Senior Management which applies to the Company's Chief Executive Officer and all Presidents, Chief Financial Officers, Principal Accounting Officers, Executive Vice Presidents and other designated financial and operations officers. A copy of such policy is posted on the Company's website, www.menswearhouse.com, under the heading "Corporate Governance".

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Shareholders to be held June 13, 2012.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The following table sets forth certain equity compensation plan information for the Company as of January 28, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)[3]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	1,668,526	$23.64	3,487,324[4]
Equity Compensation Plans Not Approved by Security Holders[1]	185,645	$16.38	—
Total	1,854,171[2]	$22.61	3,487,324

(1) The Company adopted the 1998 Key Employee Stock Option Plan (the "1998 Plan") which, as amended, provided for the grant of options to purchase up to 3,150,000 shares of the Company's common stock to full-time key employees (excluding executive officers), of which 185,645 shares are to be issued upon the exercise of outstanding options. No awards have been available for grant under the 1998 Plan since February 2008. Options granted under the 1998 Plan must be exercised within ten years from the date of grant. Refer to Note 9 of Notes to Consolidated Financial Statements.

(2) Consists of 1,314,422 shares issuable upon exercise of outstanding stock options and 539,749 shares issuable upon conversion of outstanding deferred stock units.

(3) Calculated based upon outstanding stock options to purchase shares of our common stock.

(4) Securities available for future issuance include 2,534,222 shares under the 2004 Plan and 953,102 shares under the Employee Stock Discount Plan. Refer to Note 9 and Note 10 of Notes to Consolidated Financial Statements.

The additional information required by this Item is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Shareholders to be held June 13, 2012.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this Item is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Shareholders to be held June 13, 2012.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Shareholders to be held June 13, 2012.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) 1. *Financial Statements*

The following consolidated financial statements of the Company are included in Part II, Item 8:

2. *Financial Statement Schedules*

Schedule II — Valuation and Qualifying Accounts

The Men's Wearhouse, Inc.
(In thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts[4]	Deductions from Reserve[2]	Acquisitions[5]	Translation Adjustment	Balance at End of Period
Allowance for uncollectible accounts[1]:							
Year ended January 28, 2012	$916	$ 178	$ —	$(305)	$ —	$ (3)	$786
Year ended January 29, 2011	381	552	—	(548)	533	(2)	916
Year ended January 30, 2010	243	249	—	(111)	—	—	381
Allowance for sales returns[1][3]:							
Year ended January 28, 2012	$613	$(226)	$ 48	$ —	$ —	$ 2	$437
Year ended January 29, 2011	401	326	(195)	—	80	1	613
Year ended January 30, 2010	433	12	(44)	—	—	—	401

(1) The allowance for uncollectible accounts and the allowance for sales returns are evaluated at the end of each fiscal quarter and adjusted based on the evaluation.

(2) Consists primarily of write-offs of bad debt.

(3) Allowance for sales returns is included in accrued expenses.

(4) Deduction (addition) to net sales.

(5) Relates to our acquisitions of Dimensions and Alexandra in the third quarter of fiscal 2010. Refer to Note 2 of Notes to Consolidated Financial Statements.

All other schedules are omitted because they are not applicable or because the required information is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*

Exhibit Number		Exhibit
2.1	—	Investment, Shareholders' and Stock Purchase Agreement dated August 6, 2010, by and among The Men's Wearhouse, Inc., Moores The Suit People Inc., MWUK Holding Company Limited, Ensco 648 Limited, Gresham 4A and Gresham 4B and the stockholders of Ensco 648 Limited (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K/A filed with the Commission on August 16, 2010).
3.1	—	Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 1994).
3.2	—	Articles of Amendment to the Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1999).
3.3	—	Fourth Amended and Restated Bylaws (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 28, 2010).
4.1	—	Restated Articles of Incorporation (included as Exhibit 3.1).
4.2	—	Form of Common Stock certificate (incorporated by reference from Exhibit 4.3 to the Company's Registration Statement on Form S-1 (Registration No. 33-45949)).
4.3	—	Articles of Amendment to the Restated Articles of Incorporation (included as Exhibit 3.2).
4.4	—	Fourth Amended and Restated Bylaws (included as Exhibit 3.3).
10.1	—	Second Amended and Restated Credit Agreement, dated as January 26, 2011, by and among The Men's Wearhouse, Inc., Moores The Suit People Inc., MWUK Holding Company Limited, the financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, and J.P. Morgan Europe Limited, as European Agent (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on February 1, 2011).
*10.2	—	1992 Non-Employee Director Stock Option Plan (As Amended and Restated Effective January 1, 2004), including forms of stock option agreement and restricted stock award agreement (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 18, 2005).
*10.3	—	Stock Agreement dated as of March 23, 1992, between the Company and George Zimmer (incorporated by reference from Exhibit 10.13 to the Company's Registration Statement on Form S-1 (Registration No. 33-45949)).
*10.4	—	1996 Long-Term Incentive Plan (As Amended and Restated Effective April 1, 2008) (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2008), and the forms of stock option agreement, restricted stock award agreement and deferred stock unit award agreement (incorporated by reference from Exhibit 10.20 to the Company's Current Report on Form 8-K filed with the Commission on March 18, 2005).
*10.5	—	Forms of Deferred Stock Unit Award Agreement, Restricted Stock Award Agreement and Nonqualified Stock Option Award Agreement under The Men's Wearhouse, Inc. 1996 Long-Term Incentive Plan (as amended and restated effective as of April 1, 2008)(incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 2010).

Exhibit Number		Exhibit
*10.6	—	1998 Key Employee Stock Option Plan (incorporated by reference from Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998).
*10.7	—	First Amendment to 1998 Key Employee Stock Option Plan (incorporated by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-80033)).
*10.8	—	Second Amendment to 1998 Key Employee Stock Option Plan (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000).
*10.9	—	Split-Dollar Agreement and related Split-Dollar Collateral Assignment dated May 25, 1995, by and between the Company and David H. Edwab (incorporated by reference from Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002).
*10.10	—	Split-Dollar Agreement and related Split-Dollar Collateral Assignment dated May 25, 1995, between the Company, David H. Edwab and George Zimmer, Co-Trustee of the David H. Edwab 1995 Irrevocable Trust (incorporated by reference from Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002).
*10.11	—	First Amendment to Split-Dollar Agreement dated January 17, 2002, between the Company, David H. Edwab and George Zimmer, Trustee of the David H. Edwab 1995 Irrevocable Trust (incorporated by reference from Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002).
*10.12	—	2004 Long-Term Incentive Plan (As Amended and Restated Effective April 1, 2008) (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 27, 2008).
*10.13	—	First Amendment to The Men's Wearhouse, Inc. 2004 Long-Term Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 17, 2011).
*10.14	—	Forms of Deferred Stock Unit Award Agreement (non-employee director) and Restricted Stock Award Agreement (non-employee director) under The Men's Wearhouse, Inc. 2004 Long-Term Incentive Plan (as amended and restated effective April 1, 2008) (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 28, 2009).
*10.15	—	Forms of Deferred Stock Unit Award Agreement, Restricted Stock Award Agreement and Nonqualified Stock Option Award Agreement (each for executive officers) under The Men's Wearhouse, Inc. 2004 Long-Term Incentive Plan (as amended and restated effective April 1, 2008) (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2009).
*10.16	—	Form of Change in Control Agreement entered into effective as of May 15, 2009, by and between The Men's Wearhouse, Inc. and each of George Zimmer, David Edwab, Neill P. Davis, Douglas S. Ewert, Charles Bresler, Ph.D., William Silveira, James Zimmer, Gary Ckodre, Diana Wilson and Carole Souvenir (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 20, 2009).
*10.17	—	The Men's Wearhouse, Inc. Change in Control Severance Plan (As Amended and Restated Effective October 1, 2009) (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on October 27, 2009).

Exhibit Number		Exhibit
10.18	—	License Agreement dated effective as of November 5, 2010, by and between the George Zimmer 1988 Living Trust and The Men's Wearhouse, Inc (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on November 10, 2010).
*10.19	—	Fourth Amended and Restated Employment Agreement dated effective as of October 25, 2010, by and between The Men's Wearhouse, Inc. and David H. Edwab (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on November 10, 2010).
*10.20	—	Employment Agreement dated effective as of April 12, 2011, by and between The Men's Wearhouse, Inc. and Douglas S. Ewert (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on April 19, 2011).
*10.21	—	Employment Agreement dated effective as of April 15, 2011, by and between The Men's Wearhouse, Inc. and Neill P. Davis (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on April 19, 2011).
18	—	Preferability Letter from Independent Registered Public Accounting Firm Regarding Change in Accounting Principles (incorporated by reference from Exhibit 18 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2010).
21.1	—	Subsidiaries of the Company (filed herewith).
23.1	—	Consent of Deloitte & Touche LLP, independent auditors (filed herewith).
31.1	—	Certification of Annual Report Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Chief Executive Officer (filed herewith).
31.2	—	Certification of Annual Report Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Chief Financial Officer (filed herewith).
32.1	—	Certification of Annual Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Chief Executive Officer (filed herewith).
32.2	—	Certification of Annual Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Chief Financial Officer (filed herewith).
101.1	—	The following financial information from The Men's Wearhouse, Inc.'s Annual Report on Form 10-K for the year ended January 28, 2012, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Earnings; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statement of Equity; (v) the Consolidated Statements of Cash Flows; and (vi) the Notes to Consolidated Financial Statements.

* Management Compensation or Incentive Plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE MEN'S WEARHOUSE, INC.

By /s/ DOUGLAS S. EWERT

Douglas S. Ewert
President and Chief Executive Officer

Dated: March 28, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DOUGLAS S. EWERT Douglas S. Ewert	President and Chief Executive Officer and Director	March 28, 2012
/s/ NEILL P. DAVIS Neill P. Davis	Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer	March 28, 2012
/s/ DIANA M. WILSON Diana M. Wilson	Senior Vice President, Chief Accounting Officer and Principal Accounting Officer	March 28, 2012
/s/ GEORGE ZIMMER George Zimmer	Executive Chairman of the Board and Director	March 28, 2012
/s/ DAVID H. EDWAB David H. Edwab	Vice Chairman of the Board and Director	March 28, 2012
/s/ RINALDO S. BRUTOCO Rinaldo S. Brutoco	Director	March 28, 2012
/s/ MICHAEL L. RAY Michael L. Ray	Director	March 28, 2012
/s/ SHELDON I. STEIN Sheldon I. Stein	Director	March 28, 2012
/s/ LARRY R. KATZEN Larry R. Katzen	Director	March 28, 2012
/s/ GRACE NICHOLS Grace Nichols	Director	March 28, 2012
/s/ DEEPAK CHOPRA Deepak Chopra	Director	March 28, 2012
/s/ WILLIAM B. SECHREST William B. Sechrest	Director	March 28, 2012

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BOARD OF DIRECTORS

George Zimmer
Executive Chairman of the Board

David H. Edwab
Vice Chairman of the Board

Rinaldo S. Brutoco * !
Director, President & Chief Executive Officer, ShangriLa Consulting, Inc.

Deepak Chopra, M.D. !
Director, Chief Executive Officer & Founder, The Chopra Center for Well Being

Douglas S. Ewert
Director

Larry R. Katzen * †
Director

Grace Nichols !
Director

Michael L. Ray !
Director, Professor, Stanford University

William B. Sechrest * † **
Director

Sheldon I. Stein ! †
Director, President & Chief Executive Officer, Glazer's Distributors

* Audit committee member
† Compensation committee member
! Nominating and Corporate Governance Committee
** Lead Director

SENIOR MANAGEMENT

Douglas S. Ewert
President & Chief Executive Officer

Jamie R. Bragg
Executive Vice President, Distribution

Charles Bresler, Ph.D.
Executive Vice President

Gary G. Ckodre
Executive Vice President & Chief Compliance Officer

Neill P. Davis
Executive Vice President & Chief Financial Officer

Susan Neal
Executive Vice President, E-Business, Marketing and Technology

Mark Neutze
Executive Vice President, Store Operations

Scott Norris
Executive Vice President, Merchandising

William C. Silveira
Executive Vice President, Manufacturing

Carole L. Souvenir
Executive Vice President, Employee Relations & Chief Legal Officer

Dean A. Speranza
Executive Vice President, U.S. Store Operations

Diana M. Wilson
Chief Accounting Officer & Principal Accounting Officer

James Zimmer
Senior Vice President, Merchandising

Mary Beth Blake
President, K&G

Mike E. Nesbit
President, MW Cleaners

Ed Doran
President, North American Corporate Apparel

Stuart Graham
Chairman, MWUK Holding Company LTD.

Simon Hughes
Chief Executive Officer, MWUK Holding Company LTD.

Annual Meeting
June 13, 2012, 11:00 a.m., PDT
The Men's Wearhouse
40650 Encyclopedia Circle
Fremont, California 94538
(510) 657-9821

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Houston, Texas

Outside Counsel
Willkie Farr & Gallagher, LLP
New York, New York

Fulbright & Jaworski L.L.P.
Houston, Texas

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
40 Wall Street
New York, New York 10005
(718) 921-8200

Corporate & Distribution Offices
6380 Rogerdale Road
Houston, Texas 77072
(281) 776-7000

Executive Offices
40650 Encyclopedia Circle
Fremont, California 94538
(510) 657-9821

Form 10-K
A copy of the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by writing:

The Men's Wearhouse, Inc.

c/o Investor Relations
6380 Rogerdale Road
Houston, Texas 77072

Designed by Origin, Houston, TX
www.ORIGINACTION.com


MEN'S WEARHOUSE®
menswearhouse.com
6380 Rogerdale Road
Houston, Texas 77072